SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February 2008

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 25, 2008

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

Documents Included as Part of this Report

No.	Document

1.	Credit and Guaranty Agreement

Execution Copy
CREDIT AND GUARANTY AGREEMENT
dated as of June 26, 2007
among
AINSWORTH LUMBER CO. LTD.
CERTAIN SUBSIDIARIES OF AINSWORTH LUMBER CO. LTD.,
as Guarantors,
VARIOUS LENDERS,
GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Sole Lead Arranger, Sole Bookrunner, and Syndication Agent,
GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Administrative Agent and Collateral Agent,

$102,637,239.32 Senior Secured Credit Facilities

i

APPENDICES:	A	Term Loan Commitments
	B	Notice Addresses

SCHEDULES:	4.1	Jurisdictions of Organization and Qualification
	4.2	Equity Interests and Ownership
	4.11	Adverse Proceedings
	4.13	Real Estate Assets
	4.16	Material Contracts
	6.1	Certain Indebtedness
	6.2	Certain Liens
	6.3	Negative Pledges
	6.5	Certain Restrictions on Subsidiary Distributions
	6.6	Certain Investments
	6.11	Certain Affiliate Transactions

EXHIBITS:	A-1	Funding Notice
	A-2	Conversion/Continuation Notice
	B	Term Loan Note
	C	Compliance Certificate
	D	Opinions of Counsel
	E	Assignment Agreement
	F-1	Closing Date Certificate
	F-2	Solvency Certificate
	G	Counterpart Agreement
	H-1	US Security Agreement
	H-2	Canadian Security Agreement
	I	Landlord Waiver and Consent Agreement

v

CREDIT AND GUARANTY AGREEMENT
          This CREDIT AND GUARANTY AGREEMENT, dated as of June 26, 2007, is entered into by and among AINSWORTH LUMBER CO. LTD., a British Columbia corporation (“Borrower”), CERTAIN SUBSIDIARIES OF BORROWER, as Guarantors, the Lenders party hereto from time to time, GOLDMAN SACHS CREDIT PARTNERS L.P. (“GSCP”), as Syndication Agent (in such capacity, “Syndication Agent”), GSCP, as Administrative Agent (together with its permitted successors in such capacity, “Administrative Agent”) and as Collateral Agent (together with its permitted successor in such capacity, “Collateral Agent”) and GSCP as Sole Lead Arranger and Sole Bookrunner (in such capacities, the “Arranger”).
RECITALS:
     WHEREAS, capitalized terms used in these Recitals shall have the respective meanings set forth for such terms in Section 1.1 hereof;
     WHEREAS, the Lenders have agreed to extend the Equivalent Amount of Cdn$109,750,000 aggregate principal amount of Term Loans in U.S. Dollars to Borrower, the proceeds of which will be used for purposes set forth herein;
     WHEREAS, Guarantors have agreed to guarantee the obligations of Borrower hereunder and to secure their respective Obligations by granting to Collateral Agent, for the benefit of Secured Parties, a first priority security interest in accounts receivable, deposit accounts, inventory and proceeds of the foregoing as further set forth in the Collateral Documents.
     NOW, THEREFORE, in consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:
SECTION 1. DEFINITIONS AND INTERPRETATION
     1.1 Definitions. The following terms used herein, including in the preamble, recitals, exhibits and schedules hereto, shall have the following meanings:
          “Additional Existing Indebtedness” means Indebtedness outstanding under (a) the Merrill Lynch Facility, (b) that certain Amended Loan Agreement, dated as of September 7, 2006, among Borrower, Deutsche Bank Luxembourg S.A., Deutsche Bank Aktiengesellschaft and the lenders from time to time party thereto, and (c) those certain letter of credit facilities provided by Bank of Montreal to Borrower as set forth in Schedule 6.1.
          “Adjusted Eurodollar Rate” means, for any Interest Rate Determination Date with respect to an Interest Period for a Eurodollar Rate Loan, the rate per annum obtained by dividing (and rounding upward to the next whole multiple of 1/16 of 1%) (i) (a) the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays an average British Bankers Association Interest settlement rate (such page currently being LIBOR01 page) for deposits (for delivery on the first day of such period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, or (b) in the event the rate referenced in the preceding clause (a) does not appear on such page or service or if such page or service shall cease to be available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the rate determined by Administrative Agent to be the offered rate on such other page or other service which displays an average British Bankers Association Interest settlement rate for deposits (for delivery on the first day of such period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, or (c) in the event the rates referenced in the preceding clauses (a) and (b) are not available, the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered quotation rate to first class banks in the London interbank market by JPMorgan Chase Bank, N.A., for deposits (for delivery on the first day of the relevant period) in Dollars of amounts in same day funds comparable to the principal amount of the applicable Term Loan of Administrative Agent, in its capacity as a Lender, for which the Adjusted Eurodollar Rate is then being determined with maturities comparable to such period as of approximately 11:00 a.m. (London, England time) on such Interest Rate Determination Date, by (ii) an amount equal to (a) one minus (b) the Applicable Reserve Requirement.
          “Administrative Agent” as defined in the preamble hereto.
          “Adverse Proceeding” means any action, suit, proceeding, hearing (whether administrative, judicial or otherwise), governmental investigation or arbitration (whether or not purportedly on behalf of Borrower or any of its Subsidiaries) at law or in equity, or before or by any Governmental Authority, domestic or foreign (including any Environmental Claims), whether pending or, to the knowledge of Borrower or any of its Subsidiaries, threatened against or affecting Borrower or any of its Subsidiaries or any property of Borrower or any of its Subsidiaries.
          “Affected Lender” as defined in Section 2.15(b).
          “Affected Loans” as defined in Section 2.15(b).
          “Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities or by contract or otherwise.
          “Agent” means each of Administrative Agent, Syndication Agent, and Collateral Agent.
          “Agent Affiliates” as defined in Section 10.1(c).
          “Aggregate Amounts Due” as defined in Section 2.14.
          “Aggregate Payments” as defined in Section 7.2.

          “Agreement” means this Credit and Guaranty Agreement, dated as of June 26, 2007, as it may be amended, supplemented or otherwise modified from time to time.
          “Applicable Margin’’ means that (i) with respect to Eurodollar Rate Loans an amount equal to 3.00% and (ii) with respect to Base Rate Loans, an amount equal to 2.00%
          “Applicable Reserve Requirement” means, at any time, for any Eurodollar Rate Loan, the maximum rate, expressed as a decimal, at which reserves (including any basic marginal, special, supplemental, emergency or other reserves) are required to be maintained with respect thereto against “Eurocurrency liabilities” (as such term is defined in Regulation D) under regulations issued from time to time by the Board of Governors or other applicable banking regulator. Without limiting the effect of the foregoing, the Applicable Reserve Requirement shall reflect any other reserves required to be maintained by such member banks with respect to (i) any category of liabilities which includes deposits by reference to which the applicable Adjusted Eurodollar Rate or any other interest rate of a Term Loan is to be determined, or (ii) any category of extensions of credit or other assets which include Eurodollar Rate Loans. A Eurodollar Rate Loan shall be deemed to constitute Eurocurrency liabilities and as such shall be deemed subject to reserve requirements without benefits of credit for proration, exceptions or offsets that may be available from time to time to the applicable Lender. The rate of interest on Eurodollar Rate Loans shall be adjusted automatically on and as of the effective date of any change in the Applicable Reserve Requirement.
          “Approved Electronic Communications” means any notice, demand, communication, information, document or other material that any Credit Party provides to Administrative Agent pursuant to any Credit Documents or the transactions contemplated therein which is distributed to the Agents or to the Lenders by means of electronic communications pursuant to Section 10.1(c).
          “Asset Sale” means a sale, lease or sub-lease (as lessor or sublessor), sale and leaseback, assignment, conveyance, exclusive license (as licensor or sublicensor), transfer or other disposition to, or any exchange of property with, any Person (other than Borrower or any Guarantor), in one transaction or a series of transactions, of all or any part of Borrower’s or any of its Restricted Subsidiaries’ businesses, assets or properties of any kind, whether real, personal, or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, including the Equity Interests of any of Borrower’s Restricted Subsidiaries, other than (i) inventory (or other assets) sold, leased or licensed out in the ordinary course of business (excluding any such sales, leases or licenses out by operations or divisions discontinued or to be discontinued), (ii) sales, leases or licenses out of other assets for aggregate consideration of less than $1,000,000 with respect to any transaction or series of related transactions, (iii) any sale or other disposition that results in an Investment permitted by Section 6.6, and (iv) the disposition of surplus, obsolete, discontinued or worn out equipment or other immaterial assets no longer used in the ordinary course of business of Borrower and its Restricted Subsidiaries.
          “Assignment Agreement” means an Assignment and Assumption Agreement substantially in the form of Exhibit E, with such amendments or modifications as may be approved by Administrative Agent.

          “Assignment Effective Date” as defined in Section 10.6(b).
          “Authorized Officer” means, as applied to any Person, any individual holding the position of chairman of the board (if an officer), chief executive officer, president or one of its vice presidents (or the equivalent thereof), and such Person’s chief financial officer or treasurer.
          “Available Amount” shall mean, on any date (the “Reference Date”), an amount equal at such time to (a) the sum of (i) 50% of Consolidated Net Income for the period (taken as one accounting period) beginning on January 1, 2004 to the end of Borrower’s most recently ended fiscal quarter for which internal financial statements are available at the time of the applicable proposed Restricted Junior Payment or Investment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), excluding any charges incurred in connection with Borrower’s purchase of its 12 1/2% Senior Secured Notes due July 15, 2007 and 13.875% Senior Secured Notes due July 15, 2007 pursuant to Borrower’s Offer to Purchase and Consent Solicitation Statement, dated February 17, 2004, plus (ii) 100% of the aggregate net cash proceeds received by Borrower after March 3, 2004 as a contribution to its common equity capital or from the issue or sale of Equity Interests of Borrower (other than Disqualified Equity Interests) or from the issue or sale of convertible or exchangeable Disqualified Equity Interests or convertible or exchangeable debt securities of Borrower that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Equity Interests or debt securities) sold to a Subsidiary of Borrower), plus (iii) to the extent that any Investment that was made in accordance with Section 6.6(o) after March 3, 2004 is sold in accordance with the terms hereof for cash or otherwise liquidated or repaid for cash or, in the case of an Investment that is a guarantee, released, the lesser of (A) the cash return of capital with respect to such Investment (less the cost of disposition, if any) and (B) the initial amount of such Investment, less, in the case of the guarantee, any amounts paid under such guarantee, plus (iv) to the extent that any Unrestricted Subsidiary of Borrower is redesignated as a Restricted Subsidiary after March 3, 2004, the lesser of (A) the fair market value of Borrower’s Investment in such Subsidiary as of the date such redesignation and (B) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary, plus (v) $15,000,000, reduced by (b) the sum of (i) the aggregate amount of any Restricted Junior Payments made by the Credit Parties pursuant to Section 6.4(d) after the Closing Date and on or prior to the Reference Date; (ii) the aggregate amount of any Investments made by the Credit Parties pursuant to Section 6.6(o) after the Closing Date and on or prior to the Reference Date and (iii) all other Restricted Junior Payments that were or are made from and after March 3, 2004, by Borrower and its Restricted Subsidiaries in accordance with Section 4.07(a)(3) of each of the indentures governing the Senior Notes Indebtedness (to the extent not duplicative of the Restricted Junior Payments and Investments referenced in clauses (b)(i) and (b)(ii)).
          “Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.
          “Base Rate” means, for any day, a rate per annum equal to the greater of (i) the Prime Rate in effect on such day and (ii) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%. Any change in the Base Rate due to a change in the Prime Rate or the Federal

Funds Effective Rate shall be effective on the effective day of such change in the Prime Rate or the Federal Funds Effective Rate, respectively.
          “Base Rate Loan” means a Term Loan bearing interest at a rate determined by reference to the Base Rate.
          “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
          “Beneficiary” means each Agent, Lender and Lender Counterparty.
          “BIA” means the Bankruptcy and Insolvency Act (Canada).
          “Blocked Account” means a Deposit Account maintained by a Credit Party and which is subject to a Blocked Account Agreement that is in full force and effect.
          “Blocked Account Agreement” means a three-party agreement entered into by a Credit Party, Collateral Agent and a financial institution which maintains one or more Deposit Accounts for such Credit Party, in form and substance reasonably satisfactory to Collateral Agent.
          “Board of Governors” means the Board of Governors of the United States Federal Reserve System, or any successor thereto.
          “Borrower” as defined in the preamble hereto.
          “Business Day” means (i) any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York, Canada, the Province of Ontario or the Province of British Columbia or is a day on which banking institutions located in the State of New York, the City of Toronto or the City of Vancouver are authorized or required by law or other governmental action to close and (ii) with respect to all notices, determinations, fundings and payments in connection with the Adjusted Eurodollar Rate or any Eurodollar Rate Loans, the term “Business Day” shall mean any day which is a Business Day described in clause (i) and which is also a day for trading by and between banks in Dollar deposits in the London interbank market.
          “Canadian Credit Party” means Ainsworth Lumber Co. Ltd., Ainsworth Engineered Corp. and Ainsworth Engineered Canada Limited Partnership.
          “Canadian Dollars” and the sign “Cdn$” mean the lawful money of Canada.
          “Canadian Security Agreement” means the Security Agreement to be executed by each Credit Party that has any right, title or interest in any Collateral which is located in

Canada or in respect of which the validity, perfection, effect of perfection or non-perfection or priority of a security interest in such Collateral is governed by the laws of any jurisdiction in Canada, substantially in the form of Exhibit H-2, as it may be amended, supplemented or otherwise modified from time to time.
          “Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is or should be accounted for as a capital lease on the balance sheet of that Person.
          “Cash” means money, currency or a credit balance in any demand or Deposit Account. For purposes of Section 6.8(c)(2), each of the following will be deemed to be Cash: (A) any liabilities, as shown on Borrower’s most recent consolidated balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the Obligations) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or other agreement that releases Borrower or the applicable Restricted Subsidiary from further liability; and (B) any Securities, notes or other obligations received by Borrower or any such Restricted Subsidiary from such transferee that are contemporaneously, subject to ordinary settlement periods, converted by Borrower or such Restricted Subsidiary into Cash, to the extent of the Cash received in that conversion.
          “Cash Equivalents” means, as at any date of determination, (i) marketable securities (a) issued or directly and unconditionally guaranteed as to interest and principal by the United States Government, or the Government of Canada, or (b) issued by any agency of the United States or the Government of Canada the obligations of which are backed by the full faith and credit of the United States or the Government of Canada respectively, in each case maturing within one year after such date; (ii) marketable direct obligations issued by any state of the United States of America or any province of Canada, or any political subdivision of any such state or province or any public instrumentality thereof, in each case maturing within one year after such date and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s or at least R-1(middle) by DBRS; (iii) commercial paper maturing no more than one year from the date of creation thereof and having, at the time of the acquisition thereof, a rating of at least A-1 from S&P or at least P-1 from Moody’s or at least R-1(middle) by DBRS; (iv) certificates of deposit or bankers’ acceptances maturing within one year after such date and issued or accepted by any Lender or by (A) any commercial bank organized under the laws of the United States of America or any state thereof or the District of Columbia that (a) is at least “adequately capitalized” (as defined in the regulations of its primary Federal banking regulator) and (b) has Tier 1 capital (as defined in such regulations) of not less than $100,000,000 or (B) any bank listed on Schedule I of the Bank Act (Canada); and (v) shares of any money market mutual fund that (a) has substantially all of its assets invested continuously in the types of investments referred to in clauses (i) and (ii) above, (b) has net assets of not less than $500,000,000, and (c) has the highest rating obtainable from either S&P or Moody’s.
          “CCAA” means the Companies’ Creditors Arrangement Act (Canada).
          “Change of Control” means the occurrence of any of the following:

          (i) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Borrower and the Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than the Permitted Holders;
          (ii) the adoption of a plan relating to the liquidation or dissolution of Borrower;
          (iii) the consummation of any transaction (including, without limitation, any merger, amalgamation or consolidation) the result of which is that any “person” (as defined above in clause (i) above), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, becomes the Beneficial Owner, directly or indirectly, of at least 50% of the total voting power of Voting Stock of Borrower;
          (iv) any “person” (as defined above in clause (i) above), together with any Affiliates or Related Persons thereof, other than the Permitted Holders, shall succeed in having a sufficient number of its nominees elected to the board of directors of Borrower such that such nominees, when added to any existing director remaining on the board of directors of Borrower after such election who was a nominee of or is an Affiliate or Related Person of such person, will constitute a majority of the board of directors of Borrower; or
          (v) Borrower consolidates or amalgamates with, or merges with or into, any Person, or any Person consolidates or amalgamates with, or merges with or into, Borrower, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Borrower or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Borrower outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Equity Interests) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).
          “Closing Date” means the date on which the Term Loans are made.
          “Closing Date Certificate” means a Closing Date Certificate substantially in the form of Exhibit F-1.
          “Collateral” means, collectively, all of the personal property in which Liens are purported to be granted pursuant to the Collateral Documents as security for the Obligations.
          “Collateral Agent” as defined in the preamble hereto.
          “Collateral Documents” means the US Security Agreement, the Canadian Security Agreement, the Landlord Personal Property Collateral Access Agreements, if any, the Blocked Account Agreements and all other instruments, documents and agreements delivered by or at the request of any Credit Party pursuant to this Agreement or any of the other Credit

Documents in order to grant to Collateral Agent, for the benefit of Secured Parties, a Lien on any personal property of that Credit Party as security for the Obligations or to protect or preserve the interests of Collateral Agent or the Secured Parties.
          “Collateral Questionnaire” means a certificate in form satisfactory to Collateral Agent that provides information with respect to the personal or mixed property of each Credit Party.
          “Compliance Certificate” means a Compliance Certificate substantially in the form of Exhibit C.
          “Consolidated Capital Expenditures” means, for any period, the aggregate of all expenditures of Borrower and its Restricted Subsidiaries during such period determined on a consolidated basis that, in accordance with GAAP, are or should be included in “purchase of property and equipment” or similar items reflected in the consolidated statement of cash flows of Borrower and its Restricted Subsidiaries.
          “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:
          (1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
          (2) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period; plus
          (3) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus
          (4) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP, provided that, if the consolidated financial statements of Borrower include a minority interest, the amounts in the foregoing clauses (1) to (4) shall be calculated net of any such amounts included in determining the minority interest.
          Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of Borrower will be added to Consolidated Net Income to compute Consolidated Cash Flow of Borrower only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to Borrower by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
          “Consolidated Current Assets” means, as at any date of determination, the total assets of Borrower and its Restricted Subsidiaries on a consolidated basis that may properly be classified as current assets in conformity with GAAP, excluding Cash and Cash Equivalents.
          “Consolidated Current Liabilities” means, as at any date of determination, the total liabilities of Borrower and its Restricted Subsidiaries on a consolidated basis that may properly be classified as current liabilities in conformity with GAAP, excluding the current portion of long term debt.
          “Consolidated Excess Cash Flow” means, for any period, an amount (if positive) equal to: (i) the sum, without duplication, of the amounts for such period of (a) Consolidated Cash Flow, plus (b) the Consolidated Working Capital Adjustment, minus (ii) the sum, without duplication, of the amounts for such period paid in cash from operating cash flow of (a) scheduled repayments of Indebtedness for borrowed money and scheduled repayments of obligations under Capital Leases (excluding any interest expense portion thereof), (b) Consolidated Capital Expenditures (net of any proceeds of (x) any related financings with respect to such expenditures and (y) any sales of assets used to finance such expenditures), (c) Consolidated Interest Expense, (d) provisions for current Taxes of Borrower and its Restricted Subsidiaries and payable in cash with respect to such period and (e) payments to fund liabilities in respect of any Pension Plan to the extent, and only to the extent, required by and made in accordance with applicable law.
          “Consolidated Interest Expense” means, for any period, total interest expense (including that portion attributable to Capital Leases in accordance with GAAP and capitalized interest) of Borrower and its Restricted Subsidiaries on a consolidated basis with respect to all outstanding Indebtedness of Borrower and its Restricted Subsidiaries, including all commissions, discounts and other fees and charges owed with respect to letters of credit and net costs under Interest Rate Agreements, but excluding, however, any amount not payable in Cash.
          “Consolidated Net Income” means, for any period (i) the net income (or loss) of Borrower and its Restricted Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with GAAP, minus (ii)(a) the income (or loss) of any Person (other than a Restricted Subsidiary of Borrower) in which any other Person (other than Borrower or any of its Restricted Subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid to Borrower or any of its Restricted Subsidiaries by such Person during such period, (b) the income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary of Borrower or is merged into or consolidated with Borrower or any of its Restricted Subsidiaries or that Person’s assets are acquired by Borrower or any of its Restricted Subsidiaries, (c) the income of any Restricted Subsidiary of Borrower to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary, (d) any after-tax gains or losses attributable to Asset Sales or returned surplus assets of any Pension Plan, (e) the cumulative effect of a change in accounting principles and (f) (to the extent not included in clauses (a) through (e) above) any net extraordinary gains or net extraordinary losses.
          “Consolidated Net Tangible Assets” means the total amount of assets of any Person on a consolidated basis, including deferred pension costs, after deducting therefrom (i) all current liabilities (excluding any indebtedness classified as a current liability), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and financing costs and all other like intangible assets and (iii) appropriate adjustments on account of minority interests of other Persons holding shares of the Restricted Subsidiaries of such Person, all as set forth in the most recent balance sheet of such Person and its consolidated Restricted Subsidiaries (but, in any event, as of the date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.
          “Consolidated Total Debt” means, as at any date of determination, the aggregate stated balance sheet amount of all Indebtedness of Borrower and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP.
          “Consolidated Working Capital” means, as at any date of determination, the excess of Consolidated Current Assets over Consolidated Current Liabilities.
          “Consolidated Working Capital Adjustment” means, for any period on a consolidated basis, the amount (which may be a negative number) by which Consolidated Working Capital as of the beginning of such period exceeds (or is less than) Consolidated Working Capital as of the end of such period.
          “Contractual Obligation” means, as applied to any Person, any provision of any Security issued by that Person or of any indenture, mortgage, deed of trust, lease, contract, undertaking, agreement or other instrument to which that Person is a party or by which it or any of its properties is bound or to which it or any of its properties is subject.
          “Contributing Guarantors” as defined in Section 7.2.
          “Conversion/Continuation Date” means the effective date of a continuation or conversion, as the case may be, as set forth in the applicable Conversion/Continuation Notice.
          “Conversion/Continuation Notice” means a Conversion/Continuation Notice substantially in the form of Exhibit A-2.
          “Counterpart Agreement” means a Counterpart Agreement substantially in the form of Exhibit G delivered by a Credit Party pursuant to Section 5.10.
          “Credit Documents” means any of this Agreement, the Fee Letter, the Term Loan Notes, if any, the Collateral Documents, and all other documents, instruments or agreements executed and delivered by or at the request of a Credit Party (or any officer of a

Credit Party pursuant to the terms hereof) for the benefit of any Agent or any Lender in connection herewith.
          “Credit Party” means Borrower, any Guarantor or any Restricted Subsidiary and each Person that is an Affiliate thereof (other than, for the avoidance of any doubt, any Agent, or any Lender or any other representative thereof) from time to time party to any Credit Document.
          “Currency Agreement” means any foreign exchange contract, currency swap agreement, futures contract, option contract, synthetic cap or other similar agreement or arrangement, each of which is for the purpose of hedging the foreign currency risk associated with Borrower’s and its Restricted Subsidiaries’ operations and not for speculative purposes.
           “Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.
          “DBRS” means DBRS Limited.
          “Deposit Account” means a demand, time, savings, passbook or like account with a bank, savings and loan association, credit union or like organization, other than an account evidenced by a negotiable certificate of deposit.
          “Disqualified Equity Interest” means any Equity Interest which, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Equity Interest), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Equity Interest, in whole or in part, on or prior to the date that is 91 days after the Maturity Date. Notwithstanding the preceding sentence, any Equity Interests that would constitute Disqualified Equity Interests solely because the holders of the Equity Interests have the right to require Borrower to repurchase such Equity Interests upon the occurrence of a Change of Control or an asset sale will not constitute Disqualified Equity Interests if the terms of such Equity Interests provide that Borrower may not repurchase or redeem any such Equity Interests pursuant to such provisions unless such repurchase or redemption complies with Section 6.4 hereof.
          “Dollars” and the sign “$” mean the lawful money of the United States of America.
          “Eligible Assignee” means (i) any Lender, any Affiliate of any Lender and any Related Fund (any two or more Related Funds being treated as a single Eligible Assignee for all purposes hereof), and (ii) any commercial bank, insurance company, investment or mutual fund or other entity that is an “accredited investor” (as defined in Regulation D under the Securities Act) and which extends credit or buys loans; provided, no Affiliate of Borrower or any Permitted Holder or any Affiliate of any Permitted Holder shall be an Eligible Assignee.
          “Employee Benefit Plan” means (i) in respect of any Credit Party other than a Canadian Credit Party, any “employee benefit plan” as defined in Section 3(3) of ERISA which is or was sponsored, maintained or contributed to by, or required to be contributed by, Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates, and (ii) in respect of any

Canadian Credit Party, any employee benefit plan of any nature or kind that is not a Pension Plan and is maintained by or contributed to, or required to be maintained by or contributed to, by such Canadian Credit Party.
          “Environmental Claim” means any investigation, notice, notice of violation, claim, charge, action, suit, proceeding, demand, abatement order or other order, directive or direction (conditional or otherwise), by any Governmental Authority or any other Person, arising (i) pursuant to or in connection with any actual or alleged violation of any Environmental Law; (ii) in connection with any Hazardous Material or any actual or alleged Hazardous Materials Activity; or (iii) in connection with any actual or alleged damage, injury, threat or harm to health, safety, natural resources or the environment.
          “Environmental Laws” means any and all current or future foreign or domestic, federal or state (or any subdivision of either of them), statutes, ordinances, orders, rules, regulations, judgments, Governmental Authorizations, or any other requirements of Governmental Authorities relating to (i) environmental matters, including those relating to any Hazardous Materials Activity; (ii) the generation, use, storage, transportation or disposal of Hazardous Materials; or (iii) occupational safety and health, industrial hygiene, land use or the protection of human, plant or animal health or welfare or of the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata), in any manner applicable to Borrower or any of its Subsidiaries or any Facility, including without limitation, the Water Act (British Columbia), the Water Protection Act (British Columbia), the Environmental Management Act (British Columbia), the Fisheries Act (Canada), the Fisheries Act (British Columbia) and the Canadian Environmental Protection Act, 1999.
          “Environmental Permits” means any permit, license, authorization or approval required under applicable Environmental Laws.
          “Equity Interests” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including partnership interests and membership interests, and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.
          “Equivalent Amount” in one currency on any day means the amount of such currency that would result from Administrative Agent converting into such currency another currency at approximately 12:00 noon (New York time) on such day in accordance with Administrative Agent’s customary practice for commercial loans being administered by it.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and any successor thereto.
          “ERISA Affiliate” means, as applied to any Person, (i) any corporation which is a member of a controlled group of corporations within the meaning of Section 414(b) of the Internal Revenue Code of which that Person is a member; (ii) any trade or business (whether or not incorporated) which is a member of a group of trades or businesses under common control within the meaning of Section 414(c) of the Internal Revenue Code of which that Person is a member; and (iii) any member of an affiliated service group within the meaning of Section 414(m) or (o) of the Internal Revenue Code of which that Person, any corporation described in clause (i) above or any trade or business described in clause (ii) above is a member. Any former ERISA Affiliate of Borrower or any of its Subsidiaries shall continue to be considered an ERISA Affiliate of Borrower or any such Subsidiary within the meaning of this definition with respect to the period such entity was an ERISA Affiliate of Borrower or such Subsidiary and with respect to liabilities arising after such period for which Borrower or such Subsidiary could be liable under the Internal Revenue Code or ERISA.
          “ERISA Event” means (i) a “reportable event” within the meaning of Section 4043 of ERISA and the regulations issued thereunder with respect to any Pension Plan (excluding those for which the provision for 30-day notice to the PBGC has been waived by regulation); (ii) the failure to meet the minimum funding standard of Section 412 of the Internal Revenue Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(d) of the Internal Revenue Code) or the failure to make by its due date a required installment under Section 412(m) of the Internal Revenue Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (iii) the provision by the administrator of any Pension Plan pursuant to Section 4041(a)(2) of ERISA of a notice of intent to terminate such plan in a distress termination described in Section 4041(c) of ERISA; (iv) the withdrawal by Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates from any Pension Plan with two or more contributing sponsors or the termination of any such Pension Plan, in each case resulting in liability to Borrower, any of its Subsidiaries or any of their respective Affiliates pursuant to Section 4063 or 4064 of ERISA; (v) the institution by the PBGC of proceedings to terminate any Pension Plan, or the occurrence of any event or condition which could constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (vi) the imposition of liability on Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates pursuant to Section 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (vii) the withdrawal of Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates in a complete or partial withdrawal (within the meaning of Sections 4203 and 4205 of ERISA) from any Multiemployer Plan if there is a reasonable expectation of liability therefore, or the receipt by Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates of notice from any Multiemployer Plan that it is in reorganization or insolvency pursuant to Section 4241 or 4245 of ERISA, or that it intends to terminate or has terminated under Section 4041A or 4042 of ERISA, where such reorganization, insolvency or termination could reasonably be expected to result in material liability to Borrower or a Subsidiary of Borrower; (viii) the occurrence of an act or omission which could give rise to the imposition on Borrower or any of its Subsidiaries of fines, penalties, taxes or related charges under Chapter 43 of the Internal Revenue Code or under Section 409, Section 502(c), (i) or (l), or Section 4071 of ERISA in respect of any Employee Benefit Plan; (ix) the assertion of a material claim (other than routine claims for benefits) against any Employee Benefit Plan other than a Multiemployer Plan or the assets thereof, or against Borrower or any of its Subsidiaries in connection with any Employee Benefit Plan; (x) receipt from the Internal Revenue Service of notice of the failure of any Pension Plan (or any other Employee Benefit Plan intended to be qualified under Section 401(a) of the Internal Revenue Code) to qualify under Section 401(a) of the Internal Revenue Code, or the failure of any trust forming part of any Pension Plan to qualify for exemption from taxation under Section 501(a) of the Internal Revenue Code; or (xi) the imposition of a Lien pursuant to Section 401(a)(29) or 412(n) of the Internal Revenue Code or pursuant to ERISA with respect to any Pension Plan.
          “Eurodollar Rate Loan” means a Term Loan bearing interest at a rate determined by reference to the Adjusted Eurodollar Rate.
          “Event of Default” means each of the conditions or events set forth in Section 8.1.
          “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.
          “Excluded Taxes” means (a) any Taxes based upon, or measured by, any Lender’s or Administrative Agent’s net income, net receipts or net profits (including franchise or similar Taxes imposed in lieu of such Taxes), but only to the extent such Taxes are now or hereafter imposed, levied, collected, withheld or assessed on a Lender or Administrative Agent by any jurisdiction (or political subdivision thereof) in which that Lender or Administrative Agent is subject to Tax as a result of the Lender (i) carrying on a trade or business in such jurisdiction (or political subdivision thereof) or being deemed to do so, or having a permanent establishment in such jurisdiction (or political subdivision thereof); (ii) being organized or incorporated under the laws of such jurisdiction (or political subdivision thereof); (iii) maintaining a lending office (or branch) or being resident or deemed to be resident in such jurisdiction (or political subdivision thereof); or (iv) in respect of Taxes imposed by Canada, not dealing at arms length (within the meaning of the Income Tax Act (Canada)) with the Credit Party or any other Lender at the time of payment; (b) any franchise Taxes, branch Taxes or branch profit Taxes imposed by any jurisdiction described in clause (a) or in which any Credit Party is located; and (c) with regard to any Lender, any increased withholding Tax that is attributable to such Lender’s failure to comply with Section 2.18.
          “Existing Refinanced Indebtedness” means Indebtedness and other obligations outstanding under that certain Credit Agreement dated as of December 14, 2005 between Ainsworth Engineered Canada L.P., Ainsworth Corp., Ainsworth Engineered (USA), LLC, other loan parties, and JPMorgan Chase Bank, N.A., Toronto Branch and the lenders party thereto from time to time, as amended prior to the Closing Date.
          “Facility” means any real property (including all buildings, fixtures or other improvements located thereon) now, hereafter or heretofore owned, leased, operated or used by Borrower or any of its Subsidiaries or any of their respective predecessors or Affiliates.
          “Fair Share” as defined in Section 7.2.
          “Fair Share Contribution Amount” as defined in Section 7.2.
          “Federal Funds Effective Rate” means for any day, the rate per annum (expressed, as a decimal, rounded upwards, if necessary, to the next higher 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided, (i)

if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (ii) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to Administrative Agent, in its capacity as a Lender, on such day on such transactions as determined by Administrative Agent.
          “Fee Letter” means the Engagement Letter, dated May 31, 2007, between Goldman Sachs Credit Partners L.P. and Borrower.
          “Financial Officer Certification” means, with respect to the financial statements for which such certification is required, the certification of the chief financial officer of Borrower that such financial statements fairly present, in all material respects, the financial condition of Borrower and its Restricted Subsidiaries as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.
          “First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to any Collateral Document, that such Lien is the only Lien to which such Collateral is subject, other than any Permitted Lien.
          “Fiscal Quarter” means a fiscal quarter of any Fiscal Year.
          “Fiscal Year” means the fiscal year of Borrower and its Restricted Subsidiaries.
          “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Equity Interests or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Equity Interests or preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.
          In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
          (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamation or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;
          (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;
          (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date; and
          (4) the consolidated interest expense of the specified Person and its Restricted Subsidiaries attributable to interest on any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Calculation Date (taking into account Swap Obligations applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period.
          “Fixed Charges” means, with respect to any specified Person and its Restricted Subsidiaries for any period, the sum, without duplication, of:
          (1) the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, plus
          (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
          (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus
          (4) the amount of all payments charged to shareholder’s equity on any “compound financial instrument” (as described under GAAP) paid, accrued or scheduled to be paid or accrued during such period; plus
          (5) the product of (a) all dividends, whether paid or accrued and whether or not in Cash, on any series of Disqualified Equity Interests or preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of Borrower (other than Disqualified Equity Interests) or to Borrower or a Wholly-Owned Restricted Subsidiary of Borrower, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, provincial, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

          “Footner Inventory” means any inventory of a Credit Party that is: (i) located at any plant jointly owned, as of the Closing Date, by Footner and Grant Forest Products, Inc., an Ontario corporation, and located on Highway 35 South, within twenty kilometers south of High Level, Alberta; or (ii) if in transit to such location, covered by a bill of lading or other document of title that names any such plant as the destination of such inventory.
          “Footner Plant” means the oriented strand board plant, jointly owned by Borrower and Grant, located near High Level, Alberta, together with all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility.
          “Forest Act” means the Forest Act of British Columbia and all amendments and supplements thereto and all regulations and rules made pursuant thereto and all Ministry of Forests and Range policy statements, guidelines, orders or decisions relating thereto.
          “Funding Guarantor” as defined in Section 7.2.
          “Funding Notice” means a notice substantially in the form of Exhibit A-1.
          “GAAP” means, subject to the limitations on the application thereof set forth in Section 1.2, generally accepted accounting principles in effect in Canada as of the date of determination thereof as recommended in the Handbook of the Canadian Institute of Chartered Accountants.
          “Governmental Authority” means any federal, state, provincial, municipal, national or other government, governmental department, commission, board, bureau, court, agency, tribunal or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government or any court, in each case whether associated with a state of the United States, the United States, a province of Canada, Canada or a foreign entity or government.
          “Governmental Authorization” means any permit, license, authorization, plan, directive, direction, consent order or consent decree of or from any Governmental Authority.
          “Grant” means Grant Forest Products, Inc., an Ontario corporation, any other person or persons who replace Grant and become owners of an interest in the Footner Plant, any successor entity thereto, and any Affiliate thereof.
          “Grantor” as defined in each of the US Security Agreement, and the Canadian Security Agreement.
          “GSCP” as defined in the preamble hereto.
          “Guaranteed Obligations” as defined in Section 7.1.

          “Guarantor” means each Restricted Subsidiary of Borrower that has executed this agreement as a Guarantor or otherwise executes a Counterpart Agreement in accordance with the terms of this Agreement, and their respective successors and assigns.
          “Guaranty” means the guaranty of each Guarantor set forth in Section 7.
          “Hazardous Materials” means any chemical, material or substance, (i) exposure to which is prohibited, limited or regulated by any Governmental Authority, (ii) which may or could pose a hazard to the health and safety of the owners, occupants or any Persons in the vicinity of any Facility or to the indoor or outdoor environment, or (iii) which are or hereafter are included in the concept or definition of “hazardous substances”, “waste”, “hazardous waste”, “hazardous materials”, “toxic substances”, “pollutants”, “polluting substance”, “contaminants”, “contamination”, “dangerous goods”, “deleterious substances” or words of similar import under any Environmental Law.
          “Hazardous Materials Activity” means any past, current, proposed or threatened activity, event or occurrence or condition involving any Hazardous Materials, including the use, manufacture, possession, storage, holding, presence, existence, location, Release, threatened Release, discharge, placement, generation, transportation, processing, construction, treatment, abatement, removal, remediation, disposal, disposition or handling of any Hazardous Materials, and any corrective action or response action with respect to any of the foregoing.
          “Hedge Agreement” means an Interest Rate Agreement or a Currency Agreement entered into with a Lender Counterparty and satisfactory to Administrative Agent.
          “High Level Memorandum of Agreement” means the Memorandum of Agreement, dated as of December 9, 1999, between Borrower and Grant Forest Products Corp., relating to the High Level Project, as in effect on the date hereof.
          “High Level Project” means the oriented strand board facility, jointly owned by Borrower and Grant Forest Products Corp., located near High Level, Alberta, together with all associated, operating, shareholder and ownership agreements and rights held by Footner Forest Products Ltd. to harvest logs processed through such facility pursuant to a deciduous timber allocation issued by the government of Alberta.
          “Highest Lawful Rate” means the maximum lawful interest rate, if any, that at any time or from time to time may be contracted for, charged, or received under the laws applicable to any Lender which are presently in effect or, to the extent allowed by law, under such applicable laws which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.
          “Historical Financial Statements” means as of the Closing Date, (i) the audited consolidated financial statements of Borrower, for the immediately preceding three (3) Fiscal Years, consisting of balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows for such Fiscal Years, and (ii) the unaudited consolidated financial statements of Borrower as at the most recently ended Fiscal Quarter, consisting of a balance sheet and the related consolidated statements of income, shareholders’ equity and cash flows for the three-, six-or nine-month period, as applicable, ending on such date, and, in the case of clauses (i) and (ii), certified by the chief financial officer of Borrower that they fairly present, in all material respects, the consolidated financial condition of Borrower as at the dates indicated and the results of their operations and their cash flows for the periods indicated, subject to changes resulting from audit and normal year-end adjustments.
          “Increased-Cost Lenders” as defined in Section 2.19.
          “Indebtedness”, as applied to any Person, means, without duplication, (i) all indebtedness for borrowed money; (ii) that portion of obligations with respect to Capital Leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money; (iv) any obligation owed for all or any part of the deferred purchase price of property or services, including any earn-out obligations (excluding any such obligations incurred under ERISA), which purchase price (a) does not constitute a trade payable or (b) is evidenced by a note or similar written instrument; (v) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is nonrecourse to the credit of that Person; (vi) the face amount of any letter of credit issued or bankers’ acceptance accepted for the account of that Person or as to which that Person is otherwise liable for reimbursement of drawings (other than stand-by letters of credit to the extent collateralized by Cash or Cash Equivalents); (vii) Disqualified Equity Interests, (viii) any obligation of such Person the primary purpose or intent of which is to provide assurance to an obligee that the obligation of the obligor thereof will be paid or discharged, or any agreement relating thereto will be complied with, or the holders thereof will be protected (in whole or in part) against loss in respect thereof; (ix) any liability of such Person for an obligation of another through any agreement (contingent or otherwise) (a) to purchase, repurchase or otherwise acquire such obligation or any security therefor, or to provide funds for the payment or discharge of such obligation (whether in the form of loans, advances, stock purchases, capital contributions or otherwise) or (b) to maintain the solvency or any balance sheet item, level of income or financial condition of another if, in the case of any agreement described under subclauses (a) or (b) of this clause (ix), the primary purpose or intent thereof is as described in clause (viii) above; (x) all obligations of such Person in respect of any exchange traded or over the counter derivative transaction, including any Interest Rate Agreement and Currency Agreement, whether entered into for hedging or speculative purposes; and (xi) any other Off-Balance Sheet Liability.
          “Indemnified Liabilities” means, collectively, any and all liabilities, obligations, losses, damages (including natural resource damages), penalties, claims (including Environmental Claims), actions, judgments, suits, costs (including the costs of any investigation, study, sampling, testing, abatement, cleanup, removal, remediation or other response action necessary to remove, remediate, clean up or abate any Hazardous Materials Activity), expenses and disbursements of any kind or nature whatsoever (including the reasonable and documented fees and disbursements of counsel for Indemnitees in connection with any investigative, administrative or judicial proceeding or hearing commenced or threatened by any Person, whether or not any such Indemnitee shall be designated as a party or a potential party thereto, and any documented fees or expenses incurred by Indemnitees in enforcing this indemnity), whether direct, indirect or consequential and whether based on any federal, state or foreign laws, statutes, rules or regulations (including securities and commercial laws, statutes, rules or regulations and Environmental Laws), on common law or equitable cause or on contract or otherwise, that may be imposed on, incurred by, or asserted against any such Indemnitee, in any manner relating to or arising out of (i) this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby (including the Lenders’ agreement to make any Term Loans or the use or intended use of the proceeds thereof, or any enforcement of any of the Credit Documents (including any sale of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty)); (ii) the Fee Letter; or (iii) any Environmental Claim or any Hazardous Materials Activity relating to or arising from, directly or indirectly, any past or present activity, operation, land ownership, or practice of Borrower or any of its Subsidiaries.
          “Indemnified Taxes” means Taxes other than Excluded Taxes.
          “Indemnitee” as defined in Section 10.3.
          “Insolvency Laws” means any of the BIA, the CCAA and the Bankruptcy Code, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction including, without limitation, any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.
          “Interest Payment Date” means with respect to (i) any Base Rate Loan, each March 31, June 30, September 30 and December 31 of each year, commencing on the first such date to occur after the Closing Date and the Maturity Date; and (ii) any Eurodollar Rate Loan, the last day of each Interest Period applicable to such Term Loan; provided, in the case of each Interest Period of longer than three months “Interest Payment Date” shall also include each date that is three months, or an integral multiple thereof, after the commencement of such Interest Period.
          “Interest Period” means, in connection with a Eurodollar Rate Loan, an interest period of one-, two-, three- or six-months (or such shorter or longer period agreed to by Administrative Agent so long as such period is available to all Lenders), as selected by Borrower in the applicable Funding Notice or the Conversion/Continuation Notice, (i) initially, commencing on the Closing Date or Conversion/Continuation Date thereof, as the case may be; and (ii) thereafter, commencing on the day on which the immediately preceding Interest Period expires; provided, (a) if an Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day unless no further Business Day occurs in such month, in which case such Interest Period shall expire on the immediately preceding Business Day; (b) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to clauses (c) and (d), of this definition, end on the last Business Day of a calendar month; and (c) no Interest Period with respect to any portion of the Term Loan shall extend beyond the Maturity Date.
          “Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is for the purpose of hedging the interest rate exposure associated with Borrower’s and its Restricted Subsidiaries’ operations and not for speculative purposes.
          “Interest Rate Determination Date” means, with respect to any Interest Period, the date that is two Business Days prior to the first day of such Interest Period.
          “Internal Revenue Code” means the Internal Revenue Code of 1986, as amended to the date hereof and from time to time hereafter, and any successor statute.
          “Investment” means (i) any direct or indirect purchase or other acquisition by Borrower or any of its Restricted Subsidiaries of, or of a beneficial interest in, any of the Securities of any other Person (other than any other Credit Party or any Non-Guarantor Restricted Subsidiary); (ii) any direct or indirect redemption, retirement, purchase or other acquisition for value, by any Restricted Subsidiary of Borrower from any Person (other than Borrower or any Guarantor or any Non-Guarantor Restricted Subsidiary), of any Equity Interests of such Person; and (iii) any direct or indirect loan, advance (other than advances to employees for moving, entertainment and travel expenses, drawing accounts and similar expenditures in the ordinary course of business) or capital contributions by Borrower or any of its Restricted Subsidiaries to any other Person (other than Borrower or any Guarantor or any Non-Guarantor Restricted Subsidiary), including all Indebtedness and accounts receivable from that other Person that are not current assets or did not arise from sales to that other Person in the ordinary course of business. The amount of any Investment shall be the original cost of such Investment plus the cost of all additions thereto, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. For purposes of the definition of “Unrestricted Subsidiary” and Section 6.7, (a) “Investments” shall include the portion (proportionate to Borrower’s or the investing Restricted Subsidiary’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of Borrower at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Borrower or each investing Restricted Subsidiary shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (i) Borrower’s or such investing Restricted Subsidiary’s “Investment” in such Subsidiary at the time of such redesignation, less (ii) the portion (proportionate to Borrower’s or such investing Restricted Subsidiary’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation, and (b) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by Borrower.
          “Joint Venture” means a joint venture, partnership or other similar arrangement, whether in corporate, partnership or other legal form; provided, in no event shall any corporate Subsidiary of any Person be considered to be a Joint Venture to which such Person is a party.
          “Judgment Conversion Date” as defined in Section 10.26.
          “Judgment Currency” as defined in Section 10.26.

          “Landlord Personal Property Collateral Access Agreement” means a Landlord Waiver and Consent Agreement substantially in the form of Exhibit I with such amendments or modifications as may be approved by Collateral Agent.
          “Lender” means each financial institution listed on the signature pages hereto as a Lender, and any other Person that becomes a party hereto pursuant to an Assignment Agreement.
          “Lender Counterparty” means each Lender, each Agent and each of their respective Affiliates counterparty to a Hedge Agreement (including any Person who is an Agent or a Lender (and any Affiliate thereof) as of the Closing Date but subsequently, whether before or after entering into a Hedge Agreement, ceases to be an Agent or a Lender, as the case may be) including each such Affiliate that appoints Collateral Agent as its agent and agrees to be bound by the Credit Documents as a Secured Party, subject to Section 9.8(c).
          “Leverage Ratio” means the ratio as of the last day of any Fiscal Quarter of (i) Consolidated Total Debt as of such day to (ii) Consolidated Cash Flow for the four-Fiscal Quarter period ending on such date.
          “Lien” means (i) any lien, mortgage, hypothecation, pledge, assignment, security interest, charge or encumbrance of any kind and any option, trust or other preferential arrangement having the practical effect of any of the foregoing and (ii) in the case of Securities, any purchase option, call or similar right of a third party with respect to such Securities.
          “Mandatory AHYDO Payments” shall mean repayment of any Indebtedness, including without limitation, any Subordinated Indebtedness, on the first Interest Payment Date following the fifth anniversary of the issuance thereof and each Interest Payment Date thereafter to the extent necessary, in the minimum amounts necessary to ensure that such Indebtedness would not constitute an “applicable high yield discount obligation” under Section 163(i) of the Internal Revenue Code.
          “Margin Stock” as defined in Regulation U of the Board of Governors as in effect from time to time.
          “Material Adverse Effect” means a material adverse effect on (i) the business, operations, properties, assets or financial condition of Borrower and its Restricted Subsidiaries taken as a whole; (ii) the legality, validity, binding effect or enforceability against a Credit Party of any Credit Documents to which it is a party; or (iii) the rights, remedies and benefits available to, or conferred upon, any Agent and any Lender or any Secured Party under any Credit Documents.
          “Material Contract” means any contract or other arrangement listed on Schedule 4.16 and any other contract or other arrangement entered into from time to time by any Credit Party, for which breach, nonperformance, cancellation or failure to renew could reasonably be expected to have a Material Adverse Effect.

          “Maturity Date” means the earlier of (i) the seven (7) year anniversary of the Closing Date, and (ii) the date that all Term Loans shall become due and payable in full hereunder, whether by acceleration or otherwise.
          “Maximum Prepayment Amount” means an amount equal to twenty-five percent (25%) of the principal amount of the Term Loan advanced on the Closing Date.
          “Merrill Lynch Facility” means that certain Credit Agreement, dated as of September 29, 2006, among Borrower, Merrill Lynch Capital Canada Inc. and the lenders from time to time party thereto.
          “Ministry of Forests” means the Ministry of Forests and Range of British Columbia.
          “Moody’s” means Moody’s Investor Services, Inc.
          “Multiemployer Plan” means any Employee Benefit Plan which is a “multiemployer plan” as defined in Section 3(37) of ERISA.
          “NAIC” means The National Association of Insurance Commissioners, and any successor thereto.
          “Narrative Report” means, with respect to the financial statements for which such narrative report is required, a narrative report describing the operations of Borrower and its Restricted Subsidiaries in the form prepared for presentation to senior management thereof for the applicable Fiscal Quarter or Fiscal Year and for the period from the beginning of the then current Fiscal Year to the end of such period to which such financial statements relate.
          “Net Asset Sale Proceeds” means, with respect to any Asset Sale, an amount equal to: (i) Cash payments (including any Cash received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) received by Borrower or any of its Restricted Subsidiaries from such Asset Sale, minus (ii) any bona fide direct costs incurred in connection with such Asset Sale, including (a) legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, (b) Taxes payable by the seller in connection with such Asset Sale, (c) payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness (other than the Term Loans) that is secured by a Lien on the stock or assets in question and that is required to be repaid under the terms thereof as a result of such Asset Sale and (d) a reasonable reserve for any indemnification payments (fixed or contingent) attributable to seller’s indemnities and representations and warranties to purchaser in respect of such Asset Sale undertaken by Borrower or any of its Restricted Subsidiaries in connection with such Asset Sale.
          “Net Insurance/Condemnation Proceeds” means an amount equal to: (i) any Cash payments or proceeds received by Borrower or any of its Restricted Subsidiaries in excess of $1,000,000 individually or in the aggregate during any Fiscal Year (a) under any casualty insurance policy in respect of a covered loss thereunder or (b) as a result of the taking of any assets of Borrower or any of its Restricted Subsidiaries by any Person pursuant to the power of eminent domain, condemnation or otherwise, or pursuant to a sale of any such assets to a purchaser with such power under threat of such a taking, minus (ii) (a) any actual and reasonable costs incurred by Borrower or any of its Restricted Subsidiaries in connection with the adjustment or settlement of any claims of Borrower or such Restricted Subsidiary in respect thereof, and (b) any bona fide direct costs incurred in connection with any sale of such assets as referred to in clause (i)(b) of this definition, including Taxes payable in connection therewith; provided that, for the avoidance of doubt, Net Insurance/Condemnation Proceeds shall not include any proceeds received by Borrower in respect of business interruption insurance.
          “Non-Guarantor Restricted Subsidiaries” means any Restricted Subsidiaries that collectively do not have total assets in excess of $3,000,000, and which are designated by the board of directors of Borrower as evidenced by a resolution of the board of directors delivered to Administrative Agent. In accordance with the terms hereof, the board of directors of Borrower has designated each of Prince George Hardwood Ltd., KKBL No. 316 Ventures Ltd., KBK No. 216 Ventures Ltd., Marble Canyon Forestry Ltd., T’ugus Timber Ltd., Sk7ain Ventures Ltd., KKBL No. 526 Ventures Ltd. and 0737562 B.C. Ltd. as a Non-Guarantor Restricted Subsidiary, as of the Closing Date and subject to Section 5.14.
          “Non-Recourse Debt” means Indebtedness:
          (i) as to which neither Borrower nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender;
          (ii) no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of Borrower or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its stated maturity; and
          (iii) as to which lenders have been notified in writing that they will not have any recourse to the stock or assets of Borrower or any of its Restricted Subsidiaries;
except for any limited recourse guarantee solely for the purpose of supporting the pledge by Borrower or any of its Restricted Subsidiaries of the Equity Interests of any Unrestricted Subsidiaries.
          “Nonpublic Information” means information which has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD.
          “Notice” means a Funding Notice, or a Conversion / Continuation Notice.
          “Obligation Currency” as defined in Section 10.26.
          “Obligations” means all obligations of every nature of each Credit Party, including obligations from time to time owed to the Agents (including former Agents), the

Lenders or any of them and Lender Counterparties, under any Credit Documents or Hedge Agreement, whether for principal, interest (including interest which, but for the filing of a petition in bankruptcy with respect to such Credit Party, would have accrued on any Obligation, whether or not a claim is allowed against such Credit Party for such interest in the related bankruptcy proceeding), payments for early termination of Hedge Agreements, fees, expenses, indemnification or otherwise.
          “Obligee Guarantor” as defined in Section 7.7.
          “Off Balance Sheet Liability” means (a) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (b) any Indebtedness, liability or obligation under any so-called “synthetic lease” or “receivables financing” or other “securitization” transaction entered into by such Person or (c) any Indebtedness, liability or obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheets of such Person. For greater certainty, an operating lease shall not constitute an Off-Balance Sheet Liability.
          “Offer Period” as defined in Section 2.12(c)(i).
          “Offer to Prepay” as defined in Section 2.12(c).
          “Organizational Documents” means (i) with respect to any corporation or company, its certificate, articles or memorandum of incorporation, organization, association or amalgamation, as amended, and its by-laws, if any, as amended, (ii) with respect to any limited partnership, its certificate or declaration of limited partnership, as amended, and its partnership agreement, as amended, (iii) with respect to any general partnership, its partnership agreement, as amended, and (iv) with respect to any limited liability company, its articles of organization, as amended, and its operating or incorporation agreement, as amended. In the event any term or condition of this Agreement or any other Credit Documents requires any Organizational Document to be certified by a secretary of state or similar governmental official, the reference to any such “Organizational Document” shall only be to a document of a type customarily certified by such governmental official.
          “Patriot Act” as defined in Section 3.1(p).
          “PBGC” means the Pension Benefit Guaranty Corporation or any successor thereto.
          “PCTFA” as defined in Section 3.1(p).
          “Pension Plan” means, in respect of any Credit Party other than a Canadian Credit Party, any Employee Benefit Plan, other than a Multiemployer Plan, which is subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA and is subject to Title IV of ERISA, and in respect of any Canadian Credit Party, each pension, supplementary pension, retirement savings or other retirement income plan or arrangement of any kind, registered or non-registered, established, maintained or contributed to by such Canadian Credit Party for its employees or former employees, but does not include the Canada Pension Plan or the Quebec

Pension Plan that is maintained by the Government of Canada or the Province of Quebec, respectively.
          “Permitted Acquisition” means any acquisition by Borrower or any of its Wholly-Owned Restricted Subsidiaries, whether by purchase, merger or otherwise, of all or substantially all of the assets of, all of the Equity Interests of, or a business line or unit or a division of, any Person; provided,
          (i) immediately prior to, and after giving effect thereto, no Default or Event of Default shall have occurred and be continuing or would result therefrom;
          (ii) all transactions in connection therewith shall be consummated, in all material respects, in accordance with all applicable laws and in conformity with all applicable Governmental Authorizations;
          (iii) in the case of the acquisition of Equity Interests, all of the Equity Interests (except for any such Securities in the nature of directors’ qualifying shares required pursuant to applicable law) acquired or otherwise issued by such Person or any newly formed Subsidiary of Borrower in connection with such acquisition shall be owned 100% by Borrower or a Guarantor thereof, and Borrower shall have taken, or caused to be taken, as of the date such Person becomes a Restricted Subsidiary of Borrower, each of the actions set forth in Section 5.10;
          (iv) Borrower shall have delivered to Administrative Agent at least 10 Business Days prior to such proposed acquisition, all relevant financial information with respect to such acquired assets, including, without limitation, the aggregate consideration for such acquisition; and,
          (v) (a) any Person or assets or division as acquired in accordance herewith shall be in same business or lines of business in which Borrower and/or its Restricted Subsidiaries are engaged as of the Closing Date; and (b) Borrower could incur at least $1.00 of additional Indebtedness pursuant to Section 6.1(p) immediately prior to such acquisition, in each case on a pro forma basis taking into account such acquisition.
          “Permitted Businesses” as defined in Section 6.12.
          “Permitted Capital Expenditures” means, (i) Consolidated Capital Expenditures made from and after June 30, 2008, in connection with expanding the capacity at Borrower’s and its Restricted Subsidiaries’ Grand Prairie facility through the construction of a second production line in an amount not to exceed, in the aggregate from the Closing Date, $80,000,000, provided that all or a portion of such Consolidated Capital Expenditures may be made prior to June 30, 2008 if and only to the extent that Borrower and its Restricted Subsidiaries, on a consolidated basis, shall have minimum liquidity, calculated to include unrestricted Cash on hand and Cash Equivalents of not less than $100,000,000, after giving pro forma effect to such Consolidated Capital Expenditures; and (ii) customary Consolidated Capital Expenditures made in good faith from and after the Closing Date in connection with compliance with Environmental Laws or at the reasonable request of any underwriter of any insurance entered into by Borrower or any of its Restricted Subsidiaries.

          “Permitted Holders” means: (a) each of David Ainsworth, D. Allen Ainsworth, Brian E. Ainsworth and Catherine Ainsworth, (b) the members of the immediate family of each of the Persons referred to in (a) above, (c) any trust created for the benefit of any of the Persons referred to in clause (a) and (b) above, or (d) any Person at least 85% of the outstanding Equity Interests of which is owned by one or more of the Persons described in clauses (a), (b) or (c) above.
          “Permitted Joint Ventures” means any incorporated or contractual Joint Venture arrangement created by one of the Credit Parties, the primary purpose of which is to obtain fibre to supply operations of a Credit Party.
          “Permitted Liens” means each of the Liens permitted pursuant to Section 6.2.
          “Permitted Refinancing Indebtedness” means any Indebtedness of Borrower or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of Borrower or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:
          (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest or dividends on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);
          (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;
          (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Indebtedness hereunder, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Indebtedness hereunder on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and
          (iv) such Indebtedness is incurred either by Borrower or by the Restricted Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.
          “Person” means and includes natural persons, corporations, limited partnerships, general partnerships, limited liability companies, unlimited liability companies, limited liability partnerships, joint stock companies, Joint Ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts or other organizations, whether or not legal entities, and Governmental Authorities.
          “Platform” as defined in Section 5.1(p).

          “Prepayment Date” as defined in Section 2.12(c)(i).
          “Prime Rate” means the rate of interest quoted in The Wall Street Journal, Money Rates Section as the Prime Rate (currently defined as the base rate on corporate loans posted by at least 75% of the nation’s thirty (30) largest banks), as in effect from time to time. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer. Agent or any other Lender may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.
          “Principal Office” means, for Administrative Agent, such Person’s “Principal Office” as set forth on Appendix B, or such other office or office of a third party or sub-agent, as appropriate, as such Person may from time to time designate in writing to Borrower, Administrative Agent and each Lender.
          “Projections” as defined in Section 4.8.
          “Pro Rata Share” means with respect to all payments, computations and other matters relating to the Term Loan of any Lender, the percentage obtained by dividing (a) the Term Loan Exposure of that Lender by (b) the aggregate Term Loan Exposure of all Lenders.
          “Purchase Money Indebtedness” means Indebtedness of Borrower and its Restricted Subsidiaries for the purpose of financing all or any part of the purchase price, or the installation, construction or improvement, of property (including Equity Interests) or equipment.
          “Real Estate Asset” means, at any time of determination, any interest (fee, leasehold or otherwise) then owned by any Credit Party in any real property.
          “Register” as defined in Section 2.4(b).
          “Regulation D” means Regulation D of the Board of Governors, as in effect from time to time.
          “Regulation FD” means Regulation FD as promulgated by the US Securities and Exchange Commission under the Securities Act and Exchange Act as in effect from time to time.
          “Regulation T” means Regulation T of the Board of Governors, as in effect from time to time.
          “Regulation U” means Regulation U of the Board of Governors, as in effect from time to time.
          “Regulation X” means Regulation X of the Board of Governors, as in effect from time to time.
          “Related Fund” means, with respect to any Lender that is an investment fund, any other investment fund that invests in commercial loans and that is managed or advised by the same investment advisor as such Lender or by an Affiliate of such investment advisor.

          “Related Person” of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Equity Interests of such Person or (b) 5% or more of the combined voting power of the Voting Stock of such Person.
          “Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Material into the indoor or outdoor environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing any Hazardous Material), including the movement of any Hazardous Material through the air, soil, surface water or groundwater.
          “Replacement Lender” as defined in Section 2.19.
          “Required Prepayment Date” as defined in Section 2.12(d).
          “Requisite Lenders” means one or more Lenders having or holding Term Loan Exposure and representing more than 50% of the sum of the aggregate Term Loan Exposure of all Lenders.
          “Restricted Junior Payment” means (i) any dividend or other distribution, direct or indirect, on account of any shares of any class of stock of Borrower now or hereafter outstanding, except a dividend payable solely in shares of that class of stock to the holders of that class; (ii) any redemption, retirement, sinking fund or similar payment, purchase or other acquisition for value, direct or indirect, of any shares of any class of stock of Borrower now or hereafter outstanding; (iii) any payment made to retire, or to obtain the surrender of, any outstanding warrants, options or other rights to acquire shares of any class of stock of Borrower now or hereafter outstanding; and (iv) any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to, any Subordinated Indebtedness.
          “Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of Borrower that is not then an Unrestricted Subsidiary; provided that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary”.
          “S&P” means Standard & Poor’s Ratings Group, a division of The McGraw Hill Corporation.
          “Secured Credit Facilities” means Indebtedness outstanding under this Agreement and one or more debt facilities or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans or letters of credit, in each case, as amended, extended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.
          “Secured Parties” has the meaning assigned to that term in each of the US Security Agreement and the Canadian Security Agreement.

          “Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.
          “Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.
          “Senior Notes Indebtedness” means Indebtedness owing under each of the following senior notes issued by Borrower: (i) Senior Unsecured Notes due July 15, 2007 with interest payable semi-annually at 12.50% per annum; (ii) Senior Unsecured Notes due October 1, 2010 with interest payable quarterly at LIBOR plus 3.75% per annum; (iii) Senior Unsecured Notes due October 1, 2012 with interest payable semi-annually at 7.25% per annum; (iv) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum; (v) Senior Unsecured Notes due March 15, 2014 with interest payable semi-annually at 6.75% per annum; and (vi) Senior Unsecured Notes due April 1, 2013 with interest payable quarterly at LIBOR plus 4.00% per annum.
          “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.
          “Solvency Certificate” means a Solvency Certificate of the chief financial officer of Borrower substantially in the form of Exhibit F-2.
          “Solvent” means, with respect to any Credit Party, that as of the date of determination: (i) (a) that the sum of such Credit Party’s debt (including contingent liabilities) does not exceed the present fair saleable value of such Credit Party’s present assets; (b) such Credit Party will not have, as of such date, an unreasonably small amount of capital with which to conduct its business; and (c) such Person has not incurred and does not intend to incur, or believe (nor should it reasonably believe) that it will incur, debts beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) that each such Credit Party is able to meet its obligations as they generally become due, has not ceased paying their current obligations in the ordinary course of business as they generally become due and the aggregate property of such Credit Party is, at a fair valuation, sufficient, or, if disposed of at a fairly conducted sale under legal process, would be sufficient to enable payment of all of its obligations due and accruing due (which obligations include, without limitation, all liabilities which exist or would arise upon the liquidation or winding-up of the business). For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

          “Subordinated Indebtedness” means subordinated Indebtedness of Borrower, (a) the terms of which do not provide for any scheduled repayment, mandatory redemption or sinking fund obligation prior to the date that is six (6) months following the Maturity Date (other than customary offers to purchase upon a Change of Control, Asset Sale or event of loss and customary acceleration rights after an event of default), (b) the terms of which provide for subordination of right of payment to the Obligations under the Credit Documents and other customary related subordination provisions on terms reasonably satisfactory to Administrative Agent, (c) of which no Subsidiary of Borrower (other than a Guarantor) is an obligor, and (d) which is not secured by any Equity Interests in or any other assets of Borrower or any of its Subsidiaries.
          “Subsidiary” means, with respect to any Person, (a) any corporation, limited liability company, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Person or Persons (whether directors, managers, trustees or other Persons performing similar functions) having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof (provided, in determining the percentage of ownership interests of any Person controlled by another Person, no ownership interest in the nature of a “qualifying share” of the former Person shall be deemed to be outstanding) and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).
          “Swap Agreement” means any agreement with respect to any swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions including, without limitation any Interest Rate Agreement or Currency Agreement; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Credit Parties or such Credit Party’s Subsidiaries shall be a Swap Agreement.
          “Swap Obligations” means, with respect to any specified Person, the obligations of such person under any Swap Agreement.
          “Syndication Agent” as defined in the preamble hereto.
          “Tax” means any present or future tax, levy, impost, duty, assessment, charge, fee, deduction or withholding of any nature and whatever called, and any liability (including any interest and penalty and other addition to tax) with respect to the foregoing, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed.
          “Term Loan” means a Term Loan made by a Lender to Borrower pursuant to Section 2.1(a)

          “Term Loan Commitment” means the commitment of a Lender to make or otherwise fund a Term Loan and “Term Loan Commitments” means such commitments of all Lenders in the aggregate. The amount of each Lender’s Term Loan Commitment, if any, is set forth on Appendix A or in the applicable Assignment Agreement, subject to any adjustment or reduction pursuant to the terms and conditions hereof. The aggregate amount of the Term Loan Commitments as of the Closing Date may not exceed $102,637,239.32.
          “Term Loan Exposure” means, with respect to any Lender, as of any date of determination, the outstanding principal amount of the Term Loans of such Lender; provided, at any time prior to the making of the Term Loans, the Term Loan Exposure of any Lender shall be equal to such Lender’s Term Loan Commitment.
          “Term Loan Note” means a promissory note in the form of Exhibit B, as it may be amended, supplemented or otherwise modified from time to time.
          “Timber Tenures” means the forest licenses, timber sales licenses, tree farm licenses, pulpwood agreements and woodlot licenses granted to any of the Credit Parties pursuant to the Forest Act, or similar applicable laws in any other jurisdiction where the Credit Parties carry on any material part of their business, and all other timber tenures now owned or hereafter acquired by Borrower or any of its Restricted Subsidiaries, in respect of timber now owned or hereafter acquired by Borrower or any of its Restricted Subsidiaries which if terminated could reasonably be expected to give rise to a Material Adverse Effect, together with all rights, authorizations and benefits connected therewith or appurtenant thereto and all renewals, replacements, amendments, subdivisions, consolidations, partitions, conversions or substitutions thereof or therefore.
          “Type of Loan” means with respect to a Term Loan, a Base Rate Loan or a Eurodollar Rate Loan.
          “UCC” means the personal property security laws as from time to time in effect in any applicable jurisdiction which govern the validity, perfection (or opposability), effect of perfection or of non-perfection or priority of Collateral Agent’s security interest in any Collateral.
          “Unrestricted Subsidiary” means any Subsidiary of Borrower that is designated by the board of directors as an Unrestricted Subsidiary pursuant to a resolution of the board of directors of Borrower, but only to the extent that such Subsidiary:
          (i) has no Indebtedness other than Non-Recourse Debt;
          (ii) is not party of any agreement, contract, arrangement or understanding with Borrower or any Restricted Subsidiary of Borrower unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Borrower;
          (iii) is a Person with respect to which neither Borrower nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional

Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;
          (iv) has not guaranteed or otherwise, directly or indirectly, provided credit support for any Indebtedness of Borrower or any of its Restricted Subsidiaries;
          (v) has at least one director on its board of directors that is not a director or executive officer of Borrower or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of Borrower or any of its Restricted Subsidiaries; and
          (vi) such designation complies with Section 6.6.
          In accordance with the terms hereof, Ainsworth Engineered New York, Inc. (formerly known as Chatham Forest Products, Inc.) has been designated as an Unrestricted Subsidiary hereunder.
          Any designation of a Subsidiary of Borrower as an Unrestricted Subsidiary will be evidenced to Administrative Agent by filing with Administrative Agent a certified copy of the board resolution giving effect to such designation and a Financial Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 6.6. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of Borrower as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 6.1, Borrower will be in default of such covenant. The board of directors of Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Borrower of any outstanding indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under Section 6.1, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation. An Unrestricted Subsidiary which has been re-designated as a Restricted Subsidiary may not be subsequently re-designated as an Unrestricted Subsidiary.
          “US Security Agreement” means the Security Agreement to be executed by each Guarantor organized under the laws of the United States of America or any State thereof or the District of Columbia, substantially in the form of Exhibit H-1, as it may be amended, supplemented or otherwise modified from time to time.
          “Voting Stock” of any Person as of any date means the Equity Interests of such Person that is at the time entitled to vote in the election of the board of directors of such Person.
          “Waivable Mandatory Prepayment” as defined in Section 2.12(d).
          “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by
          (ii) the then outstanding principal amount of such Indebtedness.
          “Wholly-Owned Restricted Subsidiary” means, with respect to any Person, a Restricted Subsidiary of such Person all of the outstanding Equity Interests of which (other than director’s qualifying shares) shall at the time owned by such Person or by on or more Wholly-Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly-Owned Restricted Subsidiaries of such Person.
          “Withholding Exempt Date” means one day after the fifth anniversary of the Closing Date.
     1.2. Accounting Terms. Except as otherwise expressly provided herein, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP. Financial statements and other information required to be delivered by Borrower to the Lenders pursuant to Section 5.1(b) and 5.1(c) shall be prepared in accordance with GAAP as in effect at the time of such preparation. Subject to the foregoing, calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the Historical Financial Statements.
     1.3. Interpretation, etc. Any of the terms defined herein may, unless the context otherwise requires, be used in the singular or the plural, depending on the reference. References herein to any Section, Appendix, Schedule or Exhibit shall be to a Section, an Appendix, a Schedule or an Exhibit, as the case may be, hereof unless otherwise specifically provided. The use herein of the word “include” or “including”, when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The terms lease and license shall include sub-lease and sub-license, as applicable.
SECTION 2. LOANS
     2.1. Term Loans.
          (a) Term Loan Commitments. Subject to the terms and conditions hereof, each Lender severally agrees to make, on the Closing Date, a Term Loan to Borrower in an amount equal to such Lender’s Term Loan Commitment. Borrower may make only one borrowing hereunder which shall be on the Closing Date. Any amount borrowed under this Section 2.1(a) and subsequently repaid or prepaid may not be reborrowed. All amounts owed hereunder with respect to the Term Loans shall be paid in full no later than the Maturity Date. Each Lender’s Term Loan Commitment shall terminate immediately and without further action on the Closing Date after giving effect to the funding of such Lender’s Term Loan on such date.
          (b) Borrowing Mechanics for Term Loans.
          (i) Borrower shall deliver to Administrative Agent a fully executed Funding Notice no later than one day prior to the Closing Date. Promptly upon receipt by Administrative Agent of such Funding Notice, Administrative Agent shall notify each Lender of the proposed borrowing.
          (ii) Each Lender shall make its Term Loan, available to Administrative Agent not later than 12:00 p.m. (New York City time) on the Closing Date, by wire transfer of same day funds in Dollars, at the Principal Office designated by Administrative Agent. Upon satisfaction or waiver of the conditions precedent specified herein, Administrative Agent shall make the proceeds of the Term Loans available to Borrower on the Closing Date by causing an amount of same day funds in Dollars equal to the proceeds of all such Term Loans received by Administrative Agent from Lenders to be credited to such account as may be designated in writing to Administrative Agent by Borrower.
     2.2. Pro Rata Shares; Availability of Funds.
          (a) Pro Rata Shares. All Term Loans shall be made, and all participations purchased, by Lenders simultaneously and proportionately to their respective Pro Rata Shares, it being understood that no Lender shall be responsible for any default by any other Lender in such other Lender’s obligation to make a Term Loan requested hereunder or purchase a participation required hereby nor shall any Term Loan Commitment of any Lender be increased or decreased as a result of a default by any other Lender in such other Lender’s obligation to make a Term Loan requested hereunder or purchase a participation required hereby.
          (b) Availability of Funds. Unless Administrative Agent shall have been notified by any Lender prior to the Closing Date that such Lender does not intend to make available to Administrative Agent the amount of such Lender’s Term Loan requested on the Closing Date, Administrative Agent may assume that such Lender has made such amount available to Administrative Agent on the Closing Date and Administrative Agent may, in its sole discretion, but shall not be obligated to, make available to Borrower a corresponding amount on the Closing Date. If such corresponding amount is not in fact made available to Administrative Agent by such Lender, Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender together with interest thereon, for each day from the Closing Date until the date such amount is paid to Administrative Agent, at the customary rate set by Administrative Agent for the correction of errors among banks for three Business Days and thereafter at the Base Rate. Nothing in this Section 2.2(b) shall be deemed to relieve any Lender from its obligation to fulfill its Term Loan Commitments hereunder or to prejudice any rights that Borrower may have against any Lender as a result of any default by such Lender hereunder.

     2.3. Use of Proceeds. The proceeds of the Term Loans shall be applied by Borrower (i) to provide for the ongoing working capital requirements of Borrower and the Guarantors and for general corporate purposes and (ii) to pay fees, commissions and expenses in connection with this Agreement. No portion of the proceeds of the Term Loans shall be used in any manner that causes or might cause such Term Loan or the application of such proceeds to violate Regulation T, Regulation U or Regulation X of the Board of Governors or any other regulation thereof or to violate the Exchange Act.
     2.4. Evidence of Debt; Register; Lenders’ Books and Records; Term Loan Notes.
          (a) Lenders’ Evidence of Debt. Each Lender shall maintain on its internal records an account or accounts evidencing the Obligations of Borrower to such Lender, including the amounts of the Term Loans made by it and each repayment and prepayment in respect thereof. Any such recordation shall be conclusive and binding on Borrower, absent manifest error; provided, that the failure to make any such recordation, or any error in such recordation, shall not affect Borrower’s Obligations in respect of any applicable Term Loans; and provided further, in the event of any inconsistency between the Register and any Lender’s records, the recordations in the Register shall govern.
          (b) Register. Notwithstanding anything to the contrary in the Credit Documents, Administrative Agent (or its agent or sub-agent appointed by it) shall maintain at the Principal Office a register for the recordation of the names and addresses of Lenders and the Term Loans of each Lender from time to time in accordance with this Section 2.4(b) (the “Register”). The Register shall be available for inspection by Borrower or any Lender (with respect to any entry relating to such Lender’s Term Loans) at any reasonable time and from time to time upon reasonable prior notice. Administrative Agent shall record, or shall cause to be recorded, in the Register the Term Loans in accordance with the provisions of Section 10.6, and each repayment or prepayment in respect of the principal amount of the Term Loan, and any such recordation shall be conclusive and binding on Borrower and each Lender, absent manifest error; provided, failure to make any such recordation, or any error in such recordation, shall not affect Borrower’s Obligations in respect of any applicable Term Loan. Borrower hereby designates GSCP to serve as Borrower’s agent solely for purposes of maintaining the Register as provided in this Section 2.4, and Borrower hereby agrees that, to the extent and only to the extent that GSCP serves in such capacity, GSCP and its officers, directors, employees, agents, sub-agents and affiliates shall constitute “Indemnitees.”
          (c) Term Loan Notes. If so requested by any Lender by written notice to Borrower (with a copy to Administrative Agent) at least two Business Days prior to the Closing Date, or at any time thereafter, Borrower shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.6) on the Closing Date (or, if such notice is delivered after the Closing Date, promptly after Borrower’s receipt of such notice) a Term Loan Note or Term Loan Notes to evidence such Lender’s Term Loan; provided that delivery of Term Loan Notes shall not be a condition precedent to the occurrence of the Closing Date or the making of the Term Loans on the Closing Date.

     2.5. Interest on Loans.
          (a) Except as otherwise set forth herein, the Term Loan shall bear interest on the unpaid principal amount thereof from the date made through repayment (whether by acceleration or otherwise) thereof as follows:
          (i) if a Base Rate Loan, at the Base Rate plus the Applicable Margin; or
          (ii) if a Eurodollar Rate Loan, at the Adjusted Eurodollar Rate plus the Applicable Margin.
          (b) The basis for determining the rate of interest with respect to the Term Loans, and the Interest Period with respect to any Eurodollar Rate Loan, shall be selected by Borrower and notified to Administrative Agent and Lenders pursuant to the applicable Funding Notice or Conversion/Continuation Notice, as the case may be; provided, until the earlier of (x) 30 days after the Closing Date and (y) the date that Syndication Agent notifies Borrower that the primary syndication of the Term Loans has been completed, as determined by Syndication Agent, the Term Loans shall be maintained as either (1) Eurodollar Rate Loans having an Interest Period of no longer than one month or (2) Base Rate Loans. If on any day a Term Loan is outstanding with respect to which a Conversion/Continuation Notice has not been delivered to Administrative Agent in accordance with the terms hereof specifying the applicable basis for determining the rate of interest, then for that day such Term Loan shall be a Base Rate Loan.
          (c) In connection with Eurodollar Rate Loans there shall be no more than five (5) Interest Periods outstanding at any time. In the event Borrower fails to specify between a Base Rate Loan or a Eurodollar Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, such Term Loan (if outstanding as a Eurodollar Rate Loan) will be automatically converted into a Base Rate Loan on the last day of the then-current Interest Period for such Term Loan (or if outstanding as a Base Rate Loan will remain as, or (if not then outstanding) will be made as, a Base Rate Loan). In the event Borrower fails to specify an Interest Period for any Eurodollar Rate Loan in the applicable Funding Notice or Conversion/Continuation Notice, Borrower shall be deemed to have selected an Interest Period of one month. As soon as practicable after 10:00 a.m. (New York City time) on each Interest Rate Determination Date, Administrative Agent shall determine (which determination shall, absent manifest error, be final, conclusive and binding upon all parties) the interest rate that shall apply to the Eurodollar Rate Loans for which an interest rate is then being determined for the applicable Interest Period and shall promptly give notice thereof (in writing or by telephone confirmed in writing) to Borrower and each Lender.
          (d) Interest payable pursuant to Section 2.5(a) shall be computed (i) in the case of Base Rate Loans on the basis of a 365-day or 366-day year, as the case may be, and (ii) in the case of Eurodollar Rate Loans, on the basis of a 360-day year, in each case for the actual number of days elapsed in the period during which it accrues. In computing interest on the Term Loan, the date of the making of such Term Loan or the first day of an Interest Period applicable to such Term Loan or, with respect to a Base Rate Loan being converted from a Eurodollar Rate Loan, the date of conversion of such Eurodollar Rate Loan to such Base Rate Loan, as the case may be, shall be included, and the date of payment of such Term Loan or the expiration date of an Interest Period applicable to such Term Loan or, with respect to a Base Rate Loan being converted to a Eurodollar Rate Loan, the date of conversion of such Base Rate Loan to such Eurodollar Rate Loan, as the case may be, shall be excluded; provided, if a Term Loan is repaid on the same day on which it is made, one day’s interest shall be paid on that Term Loan.
          (e) Except as otherwise set forth herein, interest on the Term Loans (i) shall accrue on a daily basis and shall be payable in arrears on each Interest Payment Date with respect to interest accrued on and to each such payment date; (ii) shall accrue on a daily basis and shall be payable in arrears upon any prepayment of that Term Loan, whether voluntary or mandatory, to the extent accrued on the amount being prepaid; and (iii) shall accrue on a daily basis and shall be payable in arrears at the maturity including final maturity; provided, however, with respect to any voluntary prepayment of a Base Rate Loan, accrued interest shall instead be payable on the applicable Interest Payment Date.
     2.6. Conversion/Continuation.
          (a) Subject to Section 2.15, Borrower shall have the option:
          (i) to convert at any time all or any part of any Term Loan equal to $5,000,000 and integral multiples of $1,000,000 in excess of that amount from one Type of Loan to another Type of Loan; provided, a Eurodollar Rate Loan may only be converted on the expiration of the Interest Period applicable to such Eurodollar Rate Loan unless Borrower shall pay all amounts due under Section 2.15 in connection with any such conversion; and provided further that no Base Rate Loan may be converted into a Eurodollar Rate Loan so long as any Default or Event of Default shall have occurred and be continuing; or
          (ii) upon the expiration of any Interest Period applicable to any Eurodollar Rate Loan, to continue all or any portion of such Loan equal to $5,000,000 and integral multiples of $1,000,000 in excess of that amount as a Eurodollar Rate Loan; provided that no Eurodollar Rate Loan may be continued as such so long as any Default or Event of Default shall have occurred and be continuing.
          (b) Borrower shall deliver a Conversion/Continuation Notice to Administrative Agent no later than 1:00 p.m. (New York City time) at least one Business Day in advance of the proposed conversion date (in the case of a conversion to a Base Rate Loan) and at least three Business Days in advance of the proposed conversion/continuation date (in the case of a conversion to, or a continuation of, a Eurodollar Rate Loan). Except as otherwise provided herein, a Conversion/Continuation Notice for conversion to, or continuation of, any Eurodollar Rate Loans (or telephonic notice in lieu thereof) shall be irrevocable on and after the related Interest Rate Determination Date, and Borrower shall be bound to effect a conversion or continuation in accordance therewith.
     2.7. Default Interest. Upon the occurrence and during the continuance of an Event of Default under Section 8.1(a), the principal amount of all Term Loans outstanding and, to the extent permitted by applicable law, any interest payments on the Term Loans or any fees or other amounts owed hereunder, shall thereafter bear interest (including post-petition interest in any proceeding under applicable Insolvency Laws) payable on demand at a rate that is 2% per annum in excess of the interest rate otherwise payable hereunder with respect to the Term Loans; provided, in the case of Eurodollar Rate Loans, upon the expiration of the Interest Period in effect at the time any such increase in interest rate is effective such Eurodollar Rate Loans shall thereupon become Base Rate Loans and shall thereafter bear interest payable upon demand at a rate which is 2% per annum in excess of the interest rate otherwise payable hereunder for Base Rate Loans. Payment or acceptance of the increased rates of interest provided for in this Section 2.7 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Administrative Agent or any Lender.
     2.8. Fees. Borrower agrees to pay to Agents such other fees in the amounts and at the times separately agreed upon.
     2.9. Amortization. The principal amount of the Term Loan shall not be subject to any scheduled amortization and shall be payable in full on the Maturity Date.
     2.10. Voluntary Prepayments.
          (a) Any time and from time to time:
          (i) with respect to Base Rate Loans, Borrower may prepay any such Loans on any Business Day in whole or in part, in an aggregate minimum amount of $5,000,000 and integral multiples of $1,000,000 in excess of that amount; and
          (ii) with respect to Eurodollar Rate Loans, Borrower may prepay any such Loans in whole or in part in an aggregate minimum amount of $5,000,000 and integral multiples of $1,000,000 in excess of that amount but only on the last day of the related Interest Period, unless Borrower pays any related breakage costs.
          (b) All such prepayments shall be made:
          (i) upon not less than one Business Day’s prior written or telephonic notice in the case of Base Rate Loans; and
          (ii) upon not less than three Business Days’ prior written or telephonic notice in the case of Eurodollar Rate Loans;
in each case given to Administrative Agent, by 2:00 p.m. (New York City time) on the date required and, if given by telephone, promptly confirmed in writing to Administrative Agent (and Administrative Agent will promptly transmit such telephonic or original notice for prepayment, by telefacsimile or telephone to each Lender). Upon the giving of any such notice, the principal amount of the Term Loans specified in such notice shall become due and payable on the prepayment date specified therein. Any such voluntary prepayment shall be applied as specified in Section 2.12(a).

     2.11. Mandatory Offers to Purchase and Mandatory Prepayments.
          (a) Asset Sales. No later than the third Business Day following the date of receipt by Borrower or any of its Restricted Subsidiaries of any Net Asset Sale Proceeds, Borrower shall make an Offer to Prepay in an aggregate amount equal to such Net Asset Sale Proceeds less, to the extent not already deducted, the amount of any such Net Asset Sale Proceeds applied to the payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness outstanding under the Merrill Lynch Facility with respect to the Asset Sale of any assets that secure such facility in accordance with the documentation governing such facility as in effect as of the Closing Date, or, in any event, documentation governing such Indebtedness that is not materially less favorable to Borrower or the Lenders than such documentation as in effect on the Closing Date; provided, other than following the sale of any assets constituting Collateral, so long as no Default or Event of Default shall have occurred and be continuing, Borrower shall have the option, directly or through one or more of its Restricted Subsidiaries, to invest Net Asset Sale Proceeds within one year of the receipt thereof (i) to acquire substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business, (ii) to make Consolidated Capital Expenditures or (iii) to acquire other long-term productive assets of the general type used in the business of Borrower and its Restricted Subsidiaries.
          (b) Insurance/Condemnation Proceeds. No later than the third Business Day following the date of receipt by Borrower or any of its Restricted Subsidiaries, or Collateral Agent as loss payee, of any Net Insurance/Condemnation Proceeds, Borrower shall make an Offer to Prepay in an aggregate amount equal to such Net Insurance/Condemnation Proceeds less the amount of any such Net Insurance/Condemnation Proceeds applied to the payment of the outstanding principal amount of, premium or penalty, if any, and interest on any Indebtedness outstanding under the Merrill Lynch Facility with respect to Cash payments or proceeds received by Borrower or any of its Restricted Subsidiaries with respect to any assets that secure such facility in accordance with the documentation governing such facility as of the Closing Date, or, in any event, documentation governing such Indebtedness that is not materially less favorable to Borrower or the Lenders than such documentation as in effect on the Closing Date; provided, other than in the case where any Collateral forms the basis for which the Net Insurance/Condemnation Proceeds were received, so long as no Default or Event of Default shall have occurred and be continuing, Borrower shall have the option, directly or through one or more of its Restricted Subsidiaries to invest such Net Insurance/Condemnation Proceeds within one year of receipt thereof (i) to acquire substantially all of the assets of, or a majority of the Voting Stock of, a Person engaged in a Permitted Business, (ii) to make Consolidated Capital Expenditures or (iii) to acquire other long-term productive assets of the general type used in the business of Borrower and its Restricted Subsidiaries.
          (c) Consolidated Excess Cash Flow. In the event that there shall be Consolidated Excess Cash Flow for any Fiscal Year (commencing with the Fiscal Year ending December 31, 2008) in excess of $50,000,000 in aggregate measured from the Closing Date until the date of measurement (which such $50,000,000 of Consolidated Excess Cash Flow may be retained by Borrower and otherwise applied in accordance with the Loan Documents, including Section 6.4), Borrower shall, no later than ninety-five days after the end of such Fiscal Year, prepay the Term Loans as set forth in Section 2.12(b) in an aggregate amount equal to (i) 50% of such Consolidated Excess Cash Flow minus (ii) voluntary prepayments of the Term Loans; provided, that if, as of the last day of the most recently ended Fiscal Year, the Leverage Ratio

(determined for any such period by reference to the Compliance Certificate delivered pursuant to Section 5.1(d) calculating the Leverage Ratio as of the last day of such Fiscal Year) shall be 4.50:1.00 or less, Borrower shall not be required to make the prepayments and/or reductions otherwise required hereby.
          (d) Issuance of Debt. On the first Business Day following receipt by Borrower or any of its Restricted Subsidiaries of any Cash proceeds from the incurrence of any Indebtedness of Borrower or any of its Restricted Subsidiaries (other than with respect to any Indebtedness permitted to be incurred pursuant to Section 6.1), Borrower shall prepay the Loans in an aggregate amount equal to 100% of such proceeds, net of Taxes, underwriting discounts and commissions and other reasonable costs and expenses associated therewith, including reasonable legal fees and expenses.
          (e) Prepayment Certificate. Concurrently with any prepayment of the Loans pursuant to Section 2.11(c), Borrower shall deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the calculation of the amount of the Consolidated Excess Cash Flow.
          (f) Additional Amounts. Following any mandatory prepayment or Offer to Prepay pursuant to Sections 2.11(a) through 2.11(d), in the event that Borrower shall subsequently determine that the actual amount received (or in the case of Section 2.11(c), the actual amount of the Consolidated Excess Cash Flow) exceeded the amount offered (in the case of clauses (a) and (b)) or prepaid (in the case of clauses (c) and (d)), Borrower shall promptly make an additional prepayment of the Term Loans or Offer to Prepay the Term Loan, as applicable, in an amount equal to such excess, and Borrower shall concurrently therewith deliver to Administrative Agent a certificate of an Authorized Officer demonstrating the derivation of such excess.
          (g) Notwithstanding any other provision of this Section 2.11, prior to the Withholding Exempt Date, the aggregate amount of all mandatory prepayments payable pursuant to Section 2.11(c), Section 2.11(d) and related payments under Section 2.11(f) shall be limited to the Maximum Prepayment Amount and amounts that are payable pursuant to Section 2.11(c), Section 2.11(d) and related amounts payable under Section 2.11(f) shall, if necessary, be reduced accordingly; provided that, on the first Business Day following the Withholding Exempt Date, Borrower shall prepay the Term Loan in an amount equal to (A) the sum of all mandatory prepayments that would have otherwise been payable pursuant to Section 2.11(c), Section 2.11(d) and related payments under Section 2.11(f) but for the operation of this Section 2.11(g), in each case, prior to the Withholding Exempt Date, minus (B) the sum of (i) the Maximum Prepayment Amount and (ii) the amount by which the principal balance of the Term Loan has been reduced pursuant to voluntary prepayments under Section 2.10.

     2.12. Application of Prepayments/Reductions.
          (a) Application of Voluntary Prepayments. Any prepayment of any Loan pursuant to Section 2.10 shall be applied as to prepay the Term Loans on a pro rata basis (in accordance with the respective outstanding principal amounts thereof).
          (b) Application of Mandatory Prepayments and Offer Amounts. Any amount required to be paid pursuant to Sections 2.11(a) through 2.11(d) and related payments under Section 2.11(f) shall be applied to prepay Term Loans (or, in the case of Offers to Prepay, Term Loans of Lenders that have accepted the Offer to Prepay) on a pro rata basis (in accordance with the respective outstanding principal amounts thereof).
          (c) Offers to Prepay. In the event that, pursuant to Section 2.11(a), 2.11(b) or 2.11(f), Borrower is required to commence an offer to all Lenders to prepay Term Loans (an “Offer to Prepay”), it will follow the procedures specified below:
          (i) The Offer to Prepay shall be made to all Lenders. The Offer to Prepay will remain open for a period of at least 20 Business Days following its commencement and not more than 30 Business Days (the “Offer Period”). No later than three Business Days after the termination of the Offer Period (the “Prepayment Date”), Borrower will apply, if required by Section 2.12(c)(ii), all Net Asset Sale Proceeds and/or Net Insurance/Condemnation Proceeds less the amounts described in Section 2.11(a), Section 2.11(b) or Section 2.11(f), as applicable (the “Offer Amount”) to the prepayment of the Term Loans in accordance with this Section 2.12(c) and either Section 2.11(a) or 2.11(b), respectively. Upon the commencement of an Offer to Prepay, Borrower will send a notice to Administrative Agent in accordance with the terms hereof. The notice will contain all instructions and materials necessary to enable the Lenders to accept the prepayment of their Term Loans pursuant to the Offer to Prepay. The notice, which will govern the terms of the Offer to Prepay, will state:
          (A) that the Offer to Prepay is being made pursuant to Section 2.11(a), 2.11(b) or 2.11(f), and the length of time the Offer to Prepay will remain open;
          (B) the Offer Amount and the Prepayment Date;
          (C) that Lenders will be entitled to withdraw their election if Borrower receives, not later than the expiration of the Offer Period, a facsimile transmission or letter setting forth the name of the Lender, the principal amount of the Term Loan in respect of which such offer was accepted and a statement that such Lender is withdrawing its election to have such Term Loan prepaid; and
          (D) that, if the aggregate principal amount of Term Loans in respect of which holders thereof have accepted the Offer to Prepay exceeds the Offer Amount, the Term Loans surrendered shall be prepaid on a pro rata basis based on the principal amount of Term Loans in respect of which such offer was accepted.

          (ii) On the Prepayment Date, Borrower will prepay the Offer Amount of Term Loans or portions thereof in respect of which such offer was accepted, or if less than the Offer Amount has been tendered, all Term Loans accepted for prepayment. Borrower may retain an amount equal to that portion of the Offer Amount in respect of which the applicable Lenders have not accepted the prepayment of their Term Loans pursuant to the Offer to Prepay.
          (d) Waivable Mandatory Prepayment. Anything contained herein to the contrary notwithstanding (but subject in all respects to Section 2.11(g)), so long as the Term Loans are outstanding, in the event Borrower is required to make any mandatory prepayment pursuant to Section 2.11(c) or 2.11(d) or related Prepayment pursuant to Section 2.11(f) (a “Waivable Mandatory Prepayment”) of the Term Loans, not less than three Business Days prior to the date (the “Required Prepayment Date”) on which Borrower is required to make such Waivable Mandatory Prepayment, Borrower shall notify Administrative Agent of the amount of such prepayment, and Administrative Agent will promptly thereafter notify each Lender holding an outstanding Term Loan of the amount of such Lender’s Pro Rata Share of such Waivable Mandatory Prepayment and such Lender’s option to refuse such amount. Each such Lender may exercise such option by giving written notice to Borrower and Administrative Agent of its election to do so on or before the first Business Day prior to the Required Prepayment Date (it being understood that any Lender which does not notify Borrower and Administrative Agent of its election to exercise such option on or before the first Business Day prior to the Required Prepayment Date shall be deemed to have elected, as of such date, not to exercise such option). On the Required Prepayment Date, Borrower shall pay to Administrative Agent the amount of the Waivable Mandatory Prepayment, which amount shall be applied in an amount equal to that portion of the Waivable Mandatory Prepayment payable to those Lenders that have elected not to exercise such option, to prepay the Term Loans of such Lenders, Borrower may retain an amount equal to that portion of the Waivable Mandatory Prepayment otherwise payable to those Lenders that have elected to exercise such option.
          (e) Application of Prepayments of Loans to Base Rate Loans and Eurodollar Rate Loans. Any prepayment of the Term Loans shall be applied first to Base Rate Loans to the full extent thereof before application to Eurodollar Rate Loans, in each case in a manner which minimizes the amount of any payments required to be made by Borrower pursuant to Section 2.15(c).
     2.13. General Provisions Regarding Payments.
          (a) All payments by Borrower of principal, interest, fees and other Obligations shall be made in Dollars in same day funds, without defense, setoff or counterclaim, free of any restriction or condition, and delivered to Administrative Agent not later than 3:00 p.m. (New York City time) on the date due at the Principal Office designated by Administrative Agent for the account of the Lenders; for purposes of computing interest and fees, funds received by Administrative Agent after that time on such due date shall be deemed to have been paid by Borrower on the next succeeding Business Day.
          (b) [Reserved].

          (c) Administrative Agent (or its agent or sub-agent appointed by it) shall promptly distribute to each Lender at such address as such Lender shall indicate in writing, such Lender’s applicable Pro Rata Share of all payments and prepayments of principal and interest due hereunder, together with all other amounts due thereto, including all fees payable with respect thereto, to the extent received by Administrative Agent.
          (d) Notwithstanding the foregoing provisions hereof, if any Conversion/ Continuation Notice is withdrawn as to any Affected Lender or if any Affected Lender makes Base Rate Loans in lieu of its Pro Rata Share of any Eurodollar Rate Loans, Administrative Agent shall give effect thereto in apportioning payments received thereafter.
          (e) Subject to the provisos set forth in the definition of “Interest Period”, whenever any payment to be made hereunder with respect to any Term Loan shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and, such extension of time shall be included in the computation of the payment of interest hereunder.
          (f) Borrower hereby authorizes Administrative Agent to charge Borrower’s accounts with Administrative Agent in order to cause timely payment to be made to Administrative Agent of all principal, interest, fees and expenses due hereunder (subject to sufficient funds being available in its accounts for that purpose).
          (g) Administrative Agent shall deem any payment by or on behalf of Borrower hereunder that is not made in same day funds prior to 3:00 p.m. (New York City time) to be a non-conforming payment. Any such payment shall not be deemed to have been received by Administrative Agent until the later of (i) the time such funds become available funds, and (ii) the applicable next Business Day. Administrative Agent shall give prompt telephonic notice to Borrower and each applicable Lender (confirmed in writing) if any payment is non-conforming. Any non-conforming payment may constitute or become a Default or Event of Default in accordance with the terms of Section 8.1(a). Interest shall continue to accrue on any principal as to which a non-conforming payment is made until such funds become available funds (but in no event less than the period from the date of such payment to the next succeeding applicable Business Day) at the rate determined pursuant to Section 2.7 from the date such amount was due and payable until the date such amount is paid in full.
          (h) If an Event of Default shall have occurred and not otherwise been waived, and the maturity of the Obligations shall have been accelerated pursuant to Section 8.1, all payments or proceeds received by Agents hereunder in respect of any of the Obligations, shall be applied in accordance with the application arrangements described in Section 5.5 of the US Security Agreement.
     2.14. Ratable Sharing. Lenders hereby agree among themselves that if any of them shall, whether by voluntary payment (other than a voluntary prepayment of the Term Loans made and applied in accordance with the terms hereof), through the exercise of any right of set-off, consolidation or banker’s lien, by counterclaim or cross action or by the enforcement of any right under the Credit Documents or otherwise, or as adequate protection of a deposit treated as cash collateral under Insolvency Laws, receive payment or reduction of a proportion of the aggregate amount of principal, interest, amounts payable in respect of Term Loans, fees and other amounts then due and owing to such Lender hereunder or under the other Credit Documents (collectively, the “Aggregate Amounts Due” to such Lender) which is greater than the proportion received by any other Lender in respect of the Aggregate Amounts Due to such other Lender, then the Lender receiving such proportionately greater payment shall (a) notify Administrative Agent and each other Lender of the receipt of such payment and (b) apply a portion of such payment to purchase participations (which it shall be deemed to have purchased from each seller of a participation simultaneously upon the receipt by such seller of its portion of such payment) in the Aggregate Amounts Due to the other Lenders so that all such recoveries of Aggregate Amounts Due shall be shared by all Lenders in proportion to the Aggregate Amounts Due to them; provided, if all or part of such proportionately greater payment received by such purchasing Lender is thereafter recovered from such Lender upon the bankruptcy or reorganization of Borrower or otherwise, those purchases shall be rescinded and the purchase prices paid for such participations shall be returned to such purchasing Lender ratably to the extent of such recovery, but without interest. Borrower expressly consents to the foregoing arrangement and agrees that any holder of a participation so purchased may exercise any and all rights of banker’s lien, set-off or counterclaim with respect to any and all monies owing by Borrower to that holder with respect thereto as fully as if that holder were owed the amount of the participation held by that holder and any amount so set-off in respect of amounts owing to Borrower under this Agreement shall be deemed to be a payment by Borrower to the Lender which has sold the participation, in respect of the amount so set-off.
     2.15. Making or Maintaining Eurodollar Rate Loans.
          (a) Inability to Determine Applicable Interest Rate. In the event that Administrative Agent shall have determined (which determination shall be final and conclusive and binding upon all parties hereto), on any Interest Rate Determination Date with respect to any Eurodollar Rate Loans, that by reason of circumstances affecting the London interbank market adequate and fair means do not exist for ascertaining the interest rate applicable to such Term Loans on the basis provided for in the definition of Adjusted Eurodollar Rate, Administrative Agent shall on such date give notice (by telefacsimile or by telephone confirmed in writing) to Borrower and each Lender of such determination, whereupon (i) no Term Loans may be made as, or converted to, Eurodollar Rate Loans until such time as Administrative Agent notifies Borrower and Lenders that the circumstances giving rise to such notice no longer exist, and (ii) any Funding Notice or Conversion/Continuation Notice given by Borrower with respect to the Term Loans in respect of which such determination was made shall be deemed to be rescinded by Borrower.
          (b) Illegality or Impracticability of Eurodollar Rate Loans. In the event that on any date any Lender shall have determined (which determination shall be final and conclusive and binding upon all parties hereto but shall be made only after consultation with Borrower and Administrative Agent) that the making, maintaining or continuation of its Eurodollar Rate Loans (i) has become unlawful as a result of compliance by such Lender in good faith with any law, treaty, governmental rule, regulation, guideline or order (or would conflict with any such treaty, governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or (ii) has become impracticable, as a result of contingencies occurring after the date hereof which materially and adversely affect the

London interbank market or the position of such Lender in that market, then, and in any such event, such Lender shall be an “Affected Lender” and it shall on that day give notice (by telefacsimile or by telephone confirmed in writing) to Borrower and Administrative Agent of such determination (which notice Administrative Agent shall promptly transmit to each other Lender). Thereafter (1) the obligation of the Affected Lender to make the Term Loan as, or to convert the Term Loans to, Eurodollar Rate Loans shall be suspended until such notice shall be withdrawn by the Affected Lender, (2) to the extent such determination by the Affected Lender relates to a Eurodollar Rate Loan then being requested by Borrower pursuant to a Funding Notice or a Conversion/Continuation Notice, the Affected Lender shall make such Term Loans as (or continue such Term Loans as or convert such Term Loans to, as the case may be) a Base Rate Loan, (3) the Affected Lender’s obligation to maintain its outstanding Eurodollar Rate Loans (the “Affected Loans”) shall be terminated at the earlier to occur of the expiration of the Interest Period then in effect with respect to the Affected Loans or when required by law, and (4) the Affected Loans shall automatically convert into Base Rate Loans on the date of such termination. Notwithstanding the foregoing, to the extent a determination by an Affected Lender as described above relates to a Eurodollar Rate Loan then being requested by Borrower pursuant to a Funding Notice or a Conversion/Continuation Notice, Borrower shall have the option, subject to the provisions of Section 2.18(c), to rescind such Funding Notice or Conversion/Continuation Notice as to all Lenders by giving notice (by telefacsimile or by telephone confirmed in writing) to Administrative Agent of such rescission on the date on which the Affected Lender gives notice of its determination as described above (which notice of rescission Administrative Agent shall promptly transmit to each other Lender). Except as provided in the immediately preceding sentence, nothing in this Section 2.15(b) shall affect the obligation of any Lender other than an Affected Lender to make or maintain Term Loans as, or to convert Term Loans to, Eurodollar Rate Loans in accordance with the terms hereof.
          (c) Compensation for Breakage or Non-Commencement of Interest Periods. Borrower shall compensate each Lender, upon written request by such Lender (which request shall set forth the basis for requesting such amounts), for all reasonable losses, expenses and liabilities (including any interest paid by such Lender to Lenders of funds borrowed by it to make or carry its Eurodollar Rate Loans and any loss, expense or liability sustained by such Lender in connection with the liquidation or re-employment of such funds but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender) a borrowing of any Eurodollar Rate Loan does not occur on a date specified therefor in a Funding Notice or a telephonic request for borrowing, or a conversion to or continuation of any Eurodollar Rate Loan does not occur on a date specified therefor in a Conversion/Continuation Notice or a telephonic request for conversion or continuation; (ii) if any prepayment or other principal payment of, or any conversion of, any of its Eurodollar Rate Loans occurs on a date prior to the last day of an Interest Period applicable to those Term Loans; or (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by Borrower.
          (d) Booking of Eurodollar Rate Loans. Any Lender may make, carry or transfer Eurodollar Rate Loans at, to, or for the account of any of its branch offices or the office of an Affiliate of such Lender.

          (e) Assumptions Concerning Funding of Eurodollar Rate Loans. Calculation of all amounts payable to a Lender under this Section 2.15 and under Section 2.16 shall be made as though such Lender had actually funded each of its relevant Eurodollar Rate Loans through the purchase of a Eurodollar deposit bearing interest at the rate obtained pursuant to clause (i) of the definition of Adjusted Eurodollar Rate in an amount equal to the amount of such Eurodollar Rate Loan and having a maturity comparable to the relevant Interest Period and through the transfer of such Eurodollar deposit from an offshore office of such Lender to a domestic office of such Lender in the United States of America; provided, however, each Lender may fund each of its Eurodollar Rate Loans in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 2.15 and under Section 2.16.
     2.16. Increased Costs; Capital Adequacy.
          (a) Compensation For Increased Costs and Taxes. Except with respect to Taxes (which shall be governed solely and exclusively by Section 2.17), in the event that any Lender shall determine (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) that any law, treaty or governmental rule, regulation or order, or any change therein or in the interpretation, administration or application thereof (including the introduction of any new law, treaty or governmental rule, regulation or order), or any determination of a court or governmental authority, in each case that becomes effective after the date hereof, or compliance by such Lender with any guideline, request or directive issued or made after the date hereof by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law): (i) imposes, modifies or holds applicable any reserve (including any marginal, emergency, supplemental, special or other reserve), special deposit, compulsory loan, FDIC insurance or similar requirement against assets held by, or deposits or other liabilities in or for the account of, or advances or loans by, or other credit extended by, or any other acquisition of funds by, any office of such Lender (other than any such reserve or other requirements with respect to Eurodollar Rate Loans that are reflected in the definition of Adjusted Eurodollar Rate); or (ii) imposes any other condition on or affecting such Lender (or its applicable lending office) or its obligations hereunder or the London interbank market; and the result of any of the foregoing is to increase the cost to such Lender of agreeing to make, making or maintaining the Term Loans hereunder or to reduce any amount received or receivable by such Lender (or its applicable lending office) with respect thereto; then, in any such case, Borrower shall promptly pay to such Lender, upon receipt of the statement referred to in the next sentence, such additional amount or amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as may be necessary to compensate such Lender for any such increased cost or reduction in amounts received or receivable hereunder. Such Lender shall deliver to Borrower (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to such Lender under this Section 2.16(a), which statement shall be conclusive and binding upon all parties hereto absent manifest error.
          (b) Capital Adequacy Adjustment. In the event that any Lender shall have determined that the adoption, effectiveness, phase-in or applicability after the Closing Date of any law, rule or regulation (or any provision thereof) regarding capital adequacy, or any change therein or in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by any Lender (or its applicable lending office) with any guideline, request or directive regarding capital adequacy (whether or not having the force of law) of any such Governmental Authority, central bank or comparable agency, has or would have the effect of reducing the rate of return on the capital of such Lender or any corporation controlling such Lender as a consequence of, or with reference to, such Lender’s Term Loans, or participations therein or other obligations hereunder with respect to the Term Loans to a level below that which such Lender or such controlling corporation could have achieved but for such adoption, effectiveness, phase-in, applicability, change or compliance (taking into consideration the policies of such Lender or such controlling corporation with regard to capital adequacy), then from time to time, within five Business Days after receipt by Borrower from such Lender of the statement referred to in the next sentence, Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or such controlling corporation on an after-tax basis for such reduction. Such Lender shall deliver to Borrower (with a copy to Administrative Agent) a written statement, setting forth in reasonable detail the basis for calculating the additional amounts owed to Lender under this Section 2.16(b), which statement shall be conclusive and binding upon all parties hereto absent manifest error.
     2.17. Taxes; Withholding, etc.
          (a) Payments to Be Free and Clear. All sums payable by any Credit Party hereunder and under the other Credit Documents shall (except to the extent required by law or by interpretation or administration of law) be paid free and clear of, and without any deduction or withholding on account of, any Indemnified Taxes imposed, levied, collected, withheld or assessed by or within the United States of America or Canada or any political subdivision in or of the United States of America or Canada or any other jurisdiction from or to which a payment is made by or on behalf of any Credit Party or by any federation or organization of which the United States of America or Canada or any such jurisdiction is a member at the time of payment.
          (b) Withholding of Taxes. If any Credit Party or any other Person is required by law or by interpretation or administration of law to make any deduction or withholding on account of any such Indemnified Taxes from any sum paid or payable by any Credit Party to or for the benefit of Administrative Agent or any Lender under any of the Credit Documents: (i) Borrower shall notify Administrative Agent of any such requirement or any change in any such requirement as soon as Borrower becomes aware of it; (ii) Borrower shall pay any such Indemnified Taxes before the date on which penalties attach thereto; (iii) the sum payable by such Credit Party in respect of which the relevant deduction, withholding or payment is required shall be increased to the extent necessary to ensure that, after the making of that deduction, withholding or payment, Administrative Agent or such Lender, as the case may be, receives on the due date a net sum equal to what it would have received had no such deduction, withholding or payment been required or made; and (iv) within thirty days after paying any sum from which it is required by law or by interpretation or administration of law to make any deduction or withholding, and within thirty days after the due date of payment of any Indemnified Taxes which it is required by clause (ii) above to pay, Borrower shall deliver to Administrative Agent evidence satisfactory to the other affected parties of such deduction, withholding or payment and of the remittance thereof to the relevant taxing or other authority; provided, no such additional amount shall be required to be paid to any Lender under clause (iii) above except to the extent that any change after the date hereof (in the case of each Lender listed on the signature pages hereof on the Closing Date) or after the effective date of the Assignment Agreement pursuant to which such Lender became a Lender (in the case of each other Lender) in any such requirement for a deduction, withholding or payment as is mentioned therein shall result in an increase in the rate of such deduction, withholding or payment from that in effect at the date hereof or at the date of such Assignment Agreement, as the case may be, in respect of payments to such Lender.
          (c) Payment of Taxes. In addition, each Credit Party agrees to pay any Indemnified Taxes that arise from any payment made under any of the Credit Documents or from the execution, sale, transfer, delivery or registration of, or otherwise with respect to, any of the Credit Documents. Each Agent and each Lender agrees that, as promptly as reasonably practicable after it becomes aware of any circumstances referred to above which would result in additional payments under this Section 2.17(c), it shall notify Borrower thereof. Each Credit Party hereby indemnifies each Agent, Lender and other Secured Parties for the full amount of any Indemnified Taxes paid by such Agent, Lender or other Secured Parties and any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally asserted.
          (d) Claiming of Refund. If a Lender or Administrative Agent shall become aware that it is entitled to claim a refund from a taxing authority in respect of amounts paid by a Credit Party pursuant to this Section 2.17 (and any indemnity payment under Section 2.17(c) shall be deemed to be a Tax paid by the Credit Party for purposes of this Section 2.17(d)), such Lender or Administrative Agent shall promptly notify Borrower of the availability of such claim and, if the Lender or Administrative Agent (as applicable) determines in good faith that making such refund claim will not have an adverse effect on its Taxes or business operations, shall, within 30 days after receipt of a request by Borrower, make such claim. If a Lender or Administrative Agent receives a refund of any Taxes with respect to which a Credit Party has paid additional amounts pursuant to this Section 2.17, it shall pay over such refund to the Credit Party (but only to the extent of amounts paid by the Credit Party under this Section 2.17), net of all out-of- pocket expenses of such Lender or Administrative Agent (as applicable) and without interest (other than any interest paid by the relevant taxing authority with respect to such refund); provided, that Borrower, upon the request of Administrative Agent or such Lender, agrees to repay the amount paid over to Borrower (plus any penalties, interest or other charges imposed by the relevant taxing authority) to Administrative Agent or such Lender in the event Administrative Agent or such Lender is required to repay such refund or credit to such taxing authority. This Section shall not be construed to require Administrative Agent or any Lender to make available its Tax returns (or any other information relating to its Taxes which it deems confidential) to Borrower or any other Person.
     2.18. Obligation to Mitigate. Each Lender agrees that, as promptly as practicable after the officer of such Lender responsible for administering its Term Loans becomes aware of the occurrence of an event or the existence of a condition that would cause such Lender to become an Affected Lender or that would entitle such Lender to receive payments under Section 2.15, 2.16 or 2.17, and in any event if reasonably requested by Borrower, it will, to the extent not inconsistent with the internal policies of such Lender and any applicable legal or regulatory restrictions, use reasonable efforts to (a) make, issue, fund or maintain its Term Loans, including any Affected Loans, through another lending office of such Lender, or (b) take such other measures as such Lender may deem reasonable, if as a result thereof the circumstances which would cause such Lender to be an Affected Lender would cease to exist or the additional amounts which would otherwise be required to be paid to such Lender pursuant to Section 2.15, 2.16 or 2.17 would be materially reduced and if, as determined by such Lender in its sole discretion, the making, issuing, funding or maintaining of such Term Loans through such other office or in accordance with such other measures, as the case may be, would not otherwise adversely affect such Term Loans or the interests of such Lender; provided, such Lender will not be obligated to utilize such other office pursuant to this Section 2.18 unless Borrower agrees to pay all incremental expenses incurred by such Lender as a result of utilizing such other office as described above. A certificate as to the amount of any such expenses payable by Borrower pursuant to this Section 2.18 (setting forth in reasonable detail the basis for requesting such amount) submitted by such Lender to Borrower (with a copy to Administrative Agent) shall be conclusive absent manifest error.
     2.19. Removal or Replacement of a Lender. Anything contained herein to the contrary notwithstanding, in the event that: (a) (i) any Lender (an “Increased-Cost Lender”) shall give notice to Borrower that such Lender is an Affected Lender or that such Lender is entitled to receive payments under Section 2.15, 2.16 or 2.17, (ii) the circumstances which have caused such Lender to be an Affected Lender or which entitle such Lender to receive such payments shall remain in effect, and (iii) such Lender shall fail to withdraw such notice within five Business Days after Borrower’s request for such withdrawal; or (b) in connection with any proposed amendment, modification, termination, waiver or consent with respect to any of the provisions hereof as contemplated by Section 10.5(b), the consent of Requisite Lenders shall have been obtained but the consent of one or more of such other Lenders (each a “Non-Consenting Lender”) whose consent is required shall not have been obtained; then, with respect to each such Increased-Cost Lender or Non-Consenting Lender (the “Terminated Lender”), Borrower may, by giving written notice to Administrative Agent and any Terminated Lender of its election to do so, elect to cause such Terminated Lender (and such Terminated Lender hereby irrevocably agrees) to assign its outstanding Term Loans in full to one or more Eligible Assignees (each a “Replacement Lender”) in accordance with the provisions of Section 10.6 and Borrower shall pay the fees, if any, payable thereunder in connection with any such assignment from an Increased Cost Lender or a Non-Consenting Lender; provided that, (1) the Replacement Lender shall pay to Terminated Lender an amount equal to the sum of (A) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the Terminated Lender, (B) an amount equal to all unreimbursed drawings that have been funded by such Terminated Lender, together with all then unpaid interest with respect thereto at such time and (C) an amount equal to all accrued, but theretofore unpaid fees owing to such Terminated Lender pursuant to Section 2.8; (2) on the date of such assignment, Borrower shall pay any amounts payable to such Terminated Lender pursuant to Section 2.15(c), 2.16 or 2.17, or otherwise as if it were a prepayment (for the avoidance of doubt, excluding accrued interest, if any, payable at the time of such assignment) and (3) in the event such Terminated Lender is a Non-Consenting Lender, each Replacement Lender shall consent, at the time of such assignment, to each matter in respect of which such Terminated Lender was a Non-Consenting Lender. Upon the prepayment of all amounts owing to any Terminated Lender such Terminated Lender shall no longer constitute a “Lender” for purposes hereof; provided that any rights of such Terminated Lender to indemnification hereunder shall survive as to such Terminated Lender. Each Lender agrees that if Borrower exercises its option hereunder to cause an assignment by such Lender as a Terminated Lender, such Lender shall, promptly after receipt of written notice of such election, execute and deliver all documentation necessary to effectuate such assignment in accordance with Section 10.6. In the event that a Lender does not comply with the requirements of the immediately preceding sentence within one Business Day after receipt of such notice, each Lender hereby authorizes and directs Administrative Agent to execute and deliver such documentation as may be required to give effect to an assignment in accordance with Section 10.6 on behalf of a Terminated Lender and any such documentation so executed by Administrative Agent shall be effective for purposes of documenting an assignment pursuant to Section 10.6.
     2.20. Currency Matters. All Obligations of each Credit Party under the Credit Documents shall be payable in the currency in which such Obligations are denominated. Unless stated otherwise, all calculations, comparisons, measurements or determinations under the Credit Documents shall be made in Dollars. For the purpose of such calculations, comparisons, measurements or determinations, amounts denominated in other currencies shall be converted into the Equivalent Amount of Dollars on the date of calculation, comparison, measurement or determination. Throughout the Credit Documents, all references to amounts in Dollars include the Equivalent Amount of Canadian Dollars and all references to amounts in Canadian Dollars include the Equivalent Amount of Dollars.
     2.21. Interest Act (Canada). For purposes of disclosure pursuant to the Interest Act (Canada), the annual rates of interest or fees to which the rates of interest or fees provided in this Agreement and the other Credit Documents (and stated herein or therein, as applicable, to be computed on the basis of a period of time other than a calendar year) are equivalent are the rates so determined multiplied by the actual number of days in the applicable calendar year and divided by actual number of days is such other period of time.
SECTION 3. CONDITIONS PRECEDENT
     3.1. Closing Date. The obligation of each Lender to make the Term Loan on the Closing Date is subject to the satisfaction, or waiver in accordance with Section 10.5, of the following conditions on or before the Closing Date:
          (a) Credit Documents. Administrative Agent shall have received sufficient copies of each Credit Document originally executed and delivered by each applicable Credit Party or other Person party thereto for each Lender.
          (b) Organizational Documents; Incumbency. Administrative Agent shall have received, on behalf of the Lenders, a copy of a certificate of each Credit Party, dated as of the Closing Date and executed by such Credit Party’s secretary or assistant secretary, which shall include (i) each Organizational Document certified, to the extent applicable, as of a recent date by the appropriate governmental official; (ii) signature and incumbency certificates of the officers of such Credit Party executing the Credit Documents to which it is a party; (iii) resolutions of the board of directors or similar governing body of such Credit Party approving and authorizing the execution, delivery and performance of this Agreement and the other Credit Documents to which it is a party or by which it or its assets may be bound as of the

Closing Date, certified as of the Closing Date as being in full force and effect without modification or amendment; and (iv) a certificate of status, certificate of compliance or other applicable good standing certificate from the applicable Governmental Authority of such Credit Party’s jurisdiction of incorporation, organization or formation and in each jurisdiction in which it is qualified as a foreign corporation or other entity to do business, each dated a recent date prior to the Closing Date.
          (c) Organizational and Capital Structure. The organizational structure of Borrower and its Subsidiaries shall be as set forth on Schedule 4.1. The capital structure of Borrower’s Subsidiaries shall be as set forth on Schedule 4.2.
          (d) Existing Refinanced Indebtedness. On the Closing Date, Borrower and its Subsidiaries shall have (i) repaid in full all Existing Refinanced Indebtedness (provided that, Borrower shall be permitted to use the proceeds of the Term Loan on the Closing Date for such repayment), (ii) terminated any commitments to lend or make other extensions of credit thereunder, (iii) delivered to Administrative Agent all documents or instruments necessary to release all Liens securing Existing Refinanced Indebtedness or other obligations of Borrower and its Subsidiaries thereunder being repaid on the Closing Date, and (iv) made arrangements satisfactory to Administrative Agent with respect to the cancellation of any letters of credit outstanding thereunder.
          (e) Governmental Authorizations and Consents. Each Credit Party shall have obtained all material Governmental Authorizations and all material consents of other Persons, in each case that are necessary in connection with the transactions contemplated by the Credit Documents and each of the foregoing shall be in full force and effect and in form and substance reasonably satisfactory to Administrative Agent. All applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the transactions contemplated by the Credit Documents or the financing thereof and no action, request for stay, petition for review or rehearing, reconsideration, or appeal with respect to any of the foregoing shall be pending, and the time for any applicable agency to take action to set aside its consent on its own motion shall have expired.
          (f) Collateral. In order to create in favor of Collateral Agent, for the benefit of Secured Parties, a valid, perfected First Priority security interest in the Collateral, the Credit Parties shall have delivered to Collateral Agent:
          (i) evidence satisfactory to Collateral Agent of the compliance by each Credit Party of its obligations under, as applicable, the US Security Agreement, the Canadian Security Agreement, and the other Collateral Documents to arrange for the filing of UCC financing statements; and
          (ii) a completed Collateral Questionnaire dated the Closing Date and executed by an Authorized Officer of each Credit Party, together with all attachments contemplated thereby.

          (g) Cash Management Systems. The Credit Parties shall have established cash management systems in conformity with the requirements of Section 5.13.
          (h) Financial Statements; Projections. The Lenders shall have received from Borrower (i) the Historical Financial Statements, (ii) pro forma consolidated balance sheet of Borrower as at the Closing Date, and reflecting the repayment of the Existing Refinance Indebtedness and the related financings, and the other transactions contemplated by the Credit Documents to occur on or prior to the Closing Date, which pro forma financial statements shall be in form and substance reasonably satisfactory to Administrative Agent, and (iii) the Projections.
          (i) Evidence of Insurance. Collateral Agent shall have received a certificate from Borrower’s insurance broker or other evidence reasonably satisfactory to it that all insurance required to be maintained pursuant to Section 5.5 is in full force and effect, together with endorsements naming Collateral Agent, for the benefit of Secured Parties, as additional insured and loss payee thereunder to the extent required under Section 5.5.
          (j) Opinions of Counsel to Credit Parties. Agents and the Lenders shall have received executed copies of the favorable written opinions of (i) Skadden, Arps, Slate, Meagher & Flom LLP, (ii) Borden Ladner Gervais LLP, (iii) Dorsey & Whitney LLP and (iv) Stewart McKelvey Stirling Scales, in the forms as set forth in Exhibit D and as to such other matters as Administrative Agent may reasonably request, dated as of the Closing Date and otherwise in form and substance reasonably satisfactory to Administrative Agent and Syndication Agent (and each Credit Party hereby instructs such counsel to deliver such opinions to Agents and the Lenders).
          (k) Fees. Borrower shall have paid to Agents the fees payable on the Closing Date referred to in Section 2.8.
          (l) Solvency Certificate. On the Closing, Date Administrative Agent shall have received a Solvency Certificate from Borrower.
          (m) Closing Date Certificate. Borrower shall have delivered to Administrative Agent an originally executed Closing Date Certificate, together with all attachments thereto.
          (n) Closing Date. Lenders shall have made the Term Loans to Borrower on or before June 26, 2007.
          (o) Letter of Direction. Administrative Agent shall have received a duly executed letter of direction from Borrower addressed to Administrative Agent, on behalf of itself and Lenders, directing the disbursement on the Closing Date of the proceeds of the Term Loans made on such date.
          (p) Patriot Act Info. At least five days prior to the Closing Date, Administrative Agent shall have received all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (the “Patriot Act”) and, if

requested by any Lender, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCTFA”).
          (q) Funding Notice. Administrative Agent shall have received a fully executed and delivered Funding Notice;
          (r) Representations and Warranties. The representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects on and as of the Closing Date; and
          (s) No Event of Default. No event shall have occurred and be continuing or result from the borrowings hereunder that would constitute an Event of Default or a Default.
SECTION 4. REPRESENTATIONS AND WARRANTIES
     In order to induce the Lenders to enter into this Agreement and to make the Term Loans on the Closing Date, each Credit Party represents and warrants to each Lender, on the Closing Date, that (it being understood and agreed that the representations and warranties made on the Closing Date are deemed to be made concurrently with the consummation of the repayment of Existing Refinanced Indebtedness contemplated hereby):
     4.1. Organization; Requisite Power and Authority; Qualification. Each of Borrower and its Subsidiaries (a) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization as identified in Schedule 4.1, (b) has all requisite power and authority (i) to own and operate its properties, to carry on its business as now conducted and as proposed to be conducted and (ii) to enter into the Credit Documents to which it is a party and to carry out the transactions contemplated thereby, and (c) is qualified to do business and in good standing in every jurisdiction where its assets are located and wherever necessary to carry out its business and operations, except in each case referred to in clause (b)(i) and (c), to the extent that failure to do so has not had, and could not be reasonably expected to have, a Material Adverse Effect.
     4.2. Equity Interests and Ownership. The Equity Interests of each of Borrower and its Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. Except as set forth on Schedule 4.2, as of the date hereof, there is no existing option, warrant, call, right, commitment or other agreement to which Borrower or any of its Subsidiaries is a party requiring, and there is no membership interest or other Equity Interests of Borrower or any of its Subsidiaries outstanding which upon conversion or exchange would require, the issuance by Borrower or any of its Subsidiaries of any additional Equity Interests of Borrower or any of its Subsidiaries or other Securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase an Equity Interest of Borrower or any of its Subsidiaries. Schedule 4.2 correctly sets forth the ownership interest of Borrower and each of its Subsidiaries in their respective Subsidiaries as of the Closing Date.
     4.3. Due Authorization. The execution, delivery and performance of the Credit Documents have been duly authorized by all necessary action on the part of each Credit Party that is a party thereto.

     4.4. No Conflict. Other than as could not reasonably be expected to have a Material Adverse Effect with respect to clauses (a)(iii), (b) and (d), the execution, delivery and performance by each Credit Party of the Credit Documents to which it is a party and the consummation of the transactions contemplated by the Credit Documents do not and will not (a) violate (i) any provision of any law or any governmental rule or regulation applicable to Borrower or any of its Subsidiaries, (ii) any of the Organizational Documents of Borrower or any of its Subsidiaries, or (iii) any order, judgment or decree of any court or other agency of government binding on Borrower or any of its Subsidiaries; (b) conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any Contractual Obligation of Borrower or any of its Subsidiaries; (c) result in or require the creation or imposition of any Lien upon any of the properties or assets of Borrower or any of its Subsidiaries (other than any Liens created under any of the Credit Documents in favor of Collateral Agent, on behalf of Secured Parties); or (d) require any approval of shareholders, members or partners or any approval or consent of any Person under any Contractual Obligation of Borrower or any of its Subsidiaries, except for such approvals or consents which will be obtained on or before the Closing Date.
     4.5. Governmental Consents. The execution, delivery and performance by the Credit Parties of the Credit Documents to which they are parties and the consummation of the transactions contemplated by the Credit Documents do not and will not require any material registration with, material consent or approval of, or material notice to, or other material action to, with or by, any Governmental Authority except for filings and recordings with respect to the Collateral to be made, or otherwise delivered to Collateral Agent for filing and/or recordation, as of the Closing Date. No Credit Party’s accounts are subject to any of the requirements or proceedings applicable to assignments of accounts under the Financial Administration Act (Canada) or any other similar law.
     4.6. Binding Obligation. Each Credit Documents has been duly executed and delivered by each Credit Party that is a party thereto and is the legally valid and binding obligation of such Credit Party, enforceable against such Credit Party in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.
     4.7. Historical Financial Statements. The Historical Financial Statements were prepared in conformity with GAAP and fairly present, in all material respects, the financial position of Borrower and its Subsidiaries, on a consolidated basis, as at the respective dates thereof and the results of operations and cash flows of Borrower and its Subsidiaries, on a consolidated basis, for the periods covered thereby, subject, in the case of any such unaudited financial statements, to the absence of footnotes and changes resulting from audit and normal year-end adjustments. As of the Closing Date, neither Borrower nor any of its Subsidiaries has any contingent liability or liability for taxes or unusual long-term commitment that is not reflected in the Historical Financial Statements or the notes thereto and which in any such case is material in relation to the business, operations, properties, assets or financial condition of Borrower and its Subsidiaries taken as a whole.

     4.8. Projections. On and as of the Closing Date, the projections of Borrower and its Subsidiaries, taken as a whole, for the period of Fiscal Year ended December 31, 2007 through and including Fiscal Year ended December 31, 2014 (the “Projections”) are based on good faith estimates and assumptions believed by the management of Borrower to be reasonable at the time made; provided, the Projections are not to be viewed as facts and that actual results during the period or periods covered by the Projections may differ from such Projections and that the differences may be material; provided further, as of the Closing Date, management of Borrower believed that the Projections were reasonable and attainable.
     4.9. No Material Adverse Change. Since December 31, 2006, no event, circumstance or change has occurred that has caused or could reasonably be expected to have, either in any case or in the aggregate, a Material Adverse Effect.
     4.10. No Restricted Junior Payments. Since December 31, 2006, neither Borrower nor any of its Subsidiaries has directly or indirectly declared, ordered, paid or made, or set apart any sum or property for, any Restricted Junior Payment or agreed to do so except as would have been permitted pursuant to Section 6.4.
     4.11. Adverse Proceedings, etc. Other than as disclosed on Schedule 4.11, there are no Adverse Proceedings, individually or in the aggregate, that could reasonably be expected to have a Material Adverse Effect. Neither Borrower nor any of its Subsidiaries is subject to or in default with respect to any final judgments, writs, injunctions, decrees, rules or regulations of any court or any federal, state, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.
     4.12. Payment of Taxes. Except as otherwise permitted under Section 5.3, all Federal and all material State, provincial and other tax returns and reports of Borrower and its Subsidiaries required to be filed by any of them have been timely filed. All taxes shown on such tax returns to be due and payable and all assessments, fees and other governmental charges upon Borrower and its Subsidiaries and upon their respective properties, assets, income, businesses and franchises which are due and payable have been paid when due and payable, except where the failure to make such payments could not reasonably be expected to have a Material Adverse Effect. To the knowledge of Borrower, there is no proposed tax assessment against Borrower or any of its Subsidiaries that could, if made, reasonably be expected to have a Material Adverse Effect and which is not being contested by Borrower or such Subsidiary in good faith and by appropriate proceedings; provided, such reserves or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made or provided therefore.
     4.13. Properties.
          (a) Title. Each of Borrower and its Subsidiaries has (i) good, sufficient and legal title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), (iii) valid licensed rights in (in the case of licensed interests in intellectual property) and (iv) good title to (in the case of all other personal property), all of its respective properties and assets reflected in the Historical Financial Statements, in each case except for assets disposed of since the date of such financial statements in the ordinary course of business or as otherwise permitted under Section 6.8 and (other than with respect to any Collateral or Equity Interests), except where the failure to have such title or other interest could not reasonably be expected to have a Material Adverse Effect. Except as permitted by this Agreement, all such properties and assets are free and clear of Liens.
          (b) Real Estate. As of the Closing Date, Schedule 4.13 contains a true, accurate and complete list of (i) all Real Estate Assets, and (ii) all material leases, subleases or assignments of leases (together with all amendments, modifications, supplements, renewals or extensions of any thereof) affecting each Real Estate Asset where any Collateral is located, regardless of whether any Credit Party is the landlord or tenant (whether directly or as an assignee or successor in interest) under such lease, sublease or assignment. Each agreement listed in clause (ii) of the immediately preceding sentence is in full force and effect and Borrower does not have knowledge of any default that has occurred and is continuing thereunder, and each such agreement constitutes the legally valid and binding obligation of each applicable Credit Party, enforceable against such Credit Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by equitable principles, regardless of whether considered in a proceeding in equity or at law.
          (c) Liens. All Liens purported to be created in any Collateral pursuant to any Collateral Document in favor of Collateral Agent are First Priority Liens and the Collateral subject thereto is subject to no other Lien other than Permitted Liens.
          (d) Timber. Except for any such matter that individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, each Timber Tenure of the Credit Parties and each applicable plan and permit issued thereunder is in good standing and in full force and effect, without default in, or non-compliance with, any of the terms, provisions or conditions thereof and all rentals, stumpage, royalty and scale accounts and other taxes, assessments and costs arising under such Timber Tenure are paid.
     4.14. Environmental Matters.
          (a) Neither Borrower nor any of its Subsidiaries nor any of their respective Facilities or operations are subject to any outstanding written order, consent decree or settlement agreement with any Person relating to any Environmental Law or any Environmental Claim that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Except for matters that have been resolved or that could not reasonably be expected result in a Material Adverse Effect, neither Borrower nor any of its Subsidiaries has received any notice of non-compliance with any Environmental Law or letter or request for information under Section 104 of the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9604) or any comparable state law, nor is Borrower or any of its Subsidiaries aware of any information which might form the basis of any such notice. There are and, to each of Borrower’s and its Subsidiaries’ knowledge, have been, no conditions, occurrences, or Hazardous Materials Activities which could reasonably be expected to form the basis of an Environmental Claim against Borrower or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect. Borrower and its Subsidiaries have all the material Environmental Permits necessary for the operation of the

Facilities as now being conducted, and all such permits are in good standing. Compliance by Borrower and its Subsidiaries with all current or reasonably foreseeable future requirements pursuant to or under Environmental Laws could not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Each Credit Party has made available to Administrative Agent true and correct copies of existing material Environmental Permits, material environmental reports, reviews, studies, audits and material written information pertaining to any pending Environmental Claims against Borrower or its Subsidiaries or any Hazardous Materials Activity concerning the Facilities.
          (b) Each Credit Party hereby acknowledges and agrees that no Agent, Lender or other Secured Party or any of their respective officers, directors, employees, counsel, agents and representatives (i) is now, or has ever been, in control of any Facility or any Credit Party’s affairs, and (ii) has the capacity or the authority through the provisions of the Credit Documents or otherwise to direct or influence any (A) Credit Party’s conduct with respect to the ownership, operation or management of any Facility, (B) undertaking, work or task performed by any employee, agent or contractor of any Credit Party or the manner in which such undertaking, work or task may be carried out or performed, or (C) compliance with Environmental Laws or Environmental Permits.
     4.15. No Defaults. Neither Borrower nor any of its Subsidiaries is in default in the performance, observance or fulfillment of any of the obligations, covenants or conditions contained in any of its Contractual Obligations, and no condition exists which, with the giving of notice or the lapse of time or both, could constitute such a default, except where the consequences, direct or indirect, of such default or defaults, if any, could not reasonably be expected to have a Material Adverse Effect.
     4.16. Material Contracts. Schedule 4.16 contains a true, correct and complete list of all the Material Contracts in effect on the Closing Date, and except as described thereon, all such Material Contracts are in full force and effect.
     4.17. Governmental Regulation. Neither Borrower nor any of its Subsidiaries is subject to any law or government regulation or control, including under the Federal Power Act or the Investment Company Act of 1940 which may limit its ability to incur Indebtedness or which may otherwise render all or any portion of the Obligations unenforceable. Neither Borrower nor any of its Subsidiaries is a “registered investment company” or a company “controlled” by a “registered investment company” or a “principal underwriter” of a “registered investment company” as such terms are defined in the Investment Company Act of 1940.
     4.18. Margin Stock. Neither Borrower nor any of its Subsidiaries owns any Margin Stock. Neither the making of the Term Loans hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X.
     4.19. Employee Matters. Neither Borrower nor any of its Subsidiaries is engaged in any unfair labor practice that could reasonably be expected to have a Material Adverse Effect. There is (a) no unfair labor practice complaint pending against Borrower or any of its Subsidiaries, or to the best knowledge of Borrower, threatened against any of them before the National Labor Relations Board or a labor board of any other jurisdiction and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement that is so pending against Borrower or any of its Subsidiaries or to the best knowledge of Borrower, threatened against any of them, (b) no strike or work stoppage in existence or, to the best knowledge of Borrower, threatened involving Borrower or any of its Subsidiaries, and (c) to the best knowledge of Borrower, no union representation question existing with respect to the employees of Borrower or any of its Subsidiaries and, to the best knowledge of Borrower, no union organization activity that is taking place, except (with respect to any matter specified in clause (a), (b) or (c) above, either individually or in the aggregate) such as is not reasonably likely to have a Material Adverse Effect. All payments due from any Canadian Credit Party for employee health and welfare insurance have been paid or accrued as a liability on the books of such Canadian Credit Party and such Canadian Credit Party has withheld and remitted all employee withholdings to be withheld or remitted by it and has made all employer contributions to be made by it, in each case, pursuant to applicable law on account of the Canada Pension Plan and Quebec Pension Plan maintained by the Government of Canada and the Province of Quebec, respectively, employment insurance and employee income taxes.
     4.20. Employee Benefit Plans.
          (a) Borrower and each of its Subsidiaries are in material compliance with all applicable provisions and requirements of ERISA and the Internal Revenue Code and the regulations and published interpretations thereunder with respect to each Employee Benefit Plan and with the terms of each such Employee Benefit Plan except as would not reasonably be expected to have a Material Adverse Effect. Each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Internal Revenue Code has received a favorable determination letter or opinion letter from the Internal Revenue Service indicating that such Employee Benefit Plan is so qualified or such an application has been timely filed for and, to the knowledge of Borrower, nothing has occurred subsequent to the issuance of such determination letter which would cause such Employee Benefit Plan to lose its qualified status. No material liability to the PBGC (other than required premium payments), the Internal Revenue Service, any Employee Benefit Plan or any trust established under Title IV of ERISA has been or could reasonably be expected to be incurred by Borrower, any of its Subsidiaries or any of their ERISA Affiliates except as would not reasonably be expected to have a Material Adverse Effect. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other ERISA Events for which liability has occurred or is reasonably likely to occur, could reasonably be expected to result in a Material Adverse Effect. Except to the extent required under Section 4980B of the Internal Revenue Code or similar state laws, no Employee Benefit Plan provides material health or welfare benefits (through the purchase of insurance or otherwise) for any retired or former employee of Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates. Except as disclosed in the most recent actuarial reports made available to Administrative Agent and the Lenders, the present value of the aggregate benefit liabilities under each Pension Plan subject to Title IV of ERISA, sponsored, maintained or contributed to by Borrower, any of its Subsidiaries or any of their ERISA Affiliates (determined as of the end of the most recent plan year on the basis of the actuarial assumptions specified for funding purposes in the most recent actuarial valuation for such Pension Plan), did not exceed the aggregate current value of the assets of such Pension Plan by an amount that could reasonably be expected to result in a Material Adverse Effect. As of the most recent valuation date for each Multiemployer Plan for which the actuarial report is available, the potential liability of Borrower, its Subsidiaries and their respective ERISA Affiliates for a complete withdrawal from such Multiemployer Plan (within the meaning of Section 4203 of ERISA), when aggregated with such potential liability for a complete withdrawal from all Multiemployer Plans, based on information available pursuant to Section 4221(e) of ERISA, is not reasonably expected to result in a Material Adverse Effect. Borrower, each of its Subsidiaries and each of their respective ERISA Affiliates has complied with the requirements of Section 515 of ERISA with respect to each Multiemployer Plan and is not in material “default” (as defined in Section 4219(c)(5) of ERISA) with respect to payments to a Multiemployer Plan, except as could not reasonably be expected to have a Material Adverse Effect.
          (b) In respect of each Canadian Credit Party, the Pension Plans are duly registered under all applicable laws which require registration (including the Income Tax Act (Canada)) and no event has occurred which is reasonably likely to cause the loss of such registered status. All material obligations of each Canadian Credit Party (including fiduciary, contribution, funding, investment and administration obligations) required to be performed in connection with the Employee Benefit Plans, the Pension Plans and any funding agreements therefor under the terms thereof and applicable statutory and regulatory requirements, have been performed in a timely fashion in accordance with the terms thereof. There have been no improper withdrawals or applications of the assets of the Pension Plans or the Employee Benefit Plans. There are no material outstanding disputes concerning the assets or liabilities of the Pension Plans or the Employee Benefit Plans. There is no Pension Plan in respect of which an event has occurred that could require immediate or accelerated funding in respect of unfunded liabilities or other deficit amounts.
     4.21. Solvency. The Credit Parties are and, after giving effect to the consummation of the transactions contemplated by the Credit Documents, taken as a whole, will be, Solvent.
     4.22. Compliance with Statutes, etc. Each of Borrower and its Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all Governmental Authorities, in respect of the conduct of its business and the ownership of its property (including compliance with all applicable Environmental Laws with respect to any Real Estate Asset or governing its business and the requirements of any permits issued under such Environmental Laws with respect to any such Real Estate Asset or the operations of Borrower or any of its Subsidiaries), except for such non-compliance that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.
     4.23. Disclosure. No representation or warranty of any Credit Party contained in any Credit Documents or in any other documents, certificates or written statements furnished to any Agent or Lender by or on behalf of Borrower or any of its Subsidiaries for use in connection with the transactions contemplated hereby contains any untrue statement of a material fact or omits to state a material fact (known to Borrower, in the case of any document not furnished by any of them) necessary in order to make the statements contained herein or therein not misleading in light of the circumstances in which the same were made. Any projections and pro forma financial information contained in such materials are based upon good faith estimates and assumptions believed by Borrower to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.
     4.24. Patriot Act, etc. To the extent applicable, each Credit Party is in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the Untied States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, (ii) the Patriot Act, (iii) Part II.1 of the Criminal Code (Canada), (iv) the PCTFA, (v) the United Nations Suppression of Terrorism Regulations (Canada), and (vi) the United Nations Al-Qaida and Taliban Regulations (Canada). No part of the proceeds of the Term Loans will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.
     4.25. Indebtedness. Borrower and its Subsidiaries have no Indebtedness on the Closing Date other than that permitted (as of the Closing Date) under Section 6.1. Schedule 6.1 sets forth, as of the Closing Date, all Indebtedness for borrowed money of each of the Credit Parties and their Subsidiaries.
     4.26. Footner Plant. The Footner Plant is the only plant jointly owned, as of the Closing Date, by Footner and Grant Forest Products, Inc., an Ontario corporation, located on Highway 35 South.
SECTION 5. AFFIRMATIVE COVENANTS
     Each Credit Party covenants and agrees that, until payment in full of all Obligations, each Credit Party shall perform all covenants in this Section 5.
     5.1. Financial Statements and Other Reports. Borrower will deliver to Administrative Agent and the Lenders:
          (a) [Reserved].
          (b) Quarterly Financial Statements. As soon as available, and in any event within 45 days after the end of the first three Fiscal Quarters of each Fiscal Year, commencing with the Fiscal Quarter in which the Closing Date occurs, the consolidated balance sheet of Borrower as at the end of such Fiscal Quarter and the related consolidated statements of income, shareholders’ equity and cash flows of Borrower for such Fiscal Quarter and for the period from the beginning of the then current Fiscal Year to the end of such Fiscal Quarter, setting forth in each case in comparative form the corresponding figures for the corresponding periods of the previous Fiscal Year, all in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto;
          (c) Annual Financial Statements. As soon as available, and in any event within 90 days after the end of each Fiscal Year, commencing with the Fiscal Year in which the Closing Date occurs, (i) the consolidated balance sheet of Borrower as at the end of such Fiscal

Year and the related consolidated statements of income, shareholders’ equity and cash flows of Borrower for such Fiscal Year, setting forth in each case in comparative form the corresponding figures for the previous Fiscal Year, in reasonable detail, together with a Financial Officer Certification and a Narrative Report with respect thereto; and (ii) with respect to such consolidated financial statements a report thereon of Deloitte & Touche LLP or other independent certified public accountants of recognized national standing selected by Borrower (which report shall be unqualified as to going concern and scope of audit, and shall state that such consolidated financial statements fairly present, in all material respects, the consolidated financial position of Borrower as at the dates indicated and the results of their operations and their cash flows for the periods indicated in conformity with GAAP applied on a basis consistent with prior years (except as otherwise disclosed in such financial statements));
          (d) Compliance Certificate. Together with each delivery of consolidated financial statements of Borrower and its Subsidiaries pursuant to Sections 5.1(b) and 5.1(c), a duly executed and completed Compliance Certificate;
          (e) [Reserved].
          (f) Notice of Default. Promptly upon any officer of Borrower obtaining actual knowledge (i) of any condition or event that constitutes a Default or an Event of Default or that notice has been given to Borrower with respect thereto; (ii) that any Person has given any notice to Borrower or any of its Restricted Subsidiaries or taken any other action with respect to any event or condition set forth in Section 8.1(b); or (iii) of the occurrence of any other event or change that has caused or evidences, either in any case or in the aggregate, a Material Adverse Effect, a certificate of an Authorized Officer of Borrower specifying the nature and period of existence of such condition, event or change, or specifying the notice given and action taken by any such Person and the nature of such claimed Event of Default, Default, default, event or condition, and what action Borrower has taken, is taking and proposes to take with respect thereto;
          (g) Notice of Litigation. Promptly upon any officer of Borrower obtaining knowledge of (i) the institution of, or non-frivolous threat of, any Adverse Proceeding not previously disclosed in writing by Borrower to the Lenders, or (ii) any material development in any Adverse Proceeding that, in the case of either clause (i) or (ii), if adversely determined could reasonably be expected to have a Material Adverse Effect, written notice thereof together with such other information as may be reasonably available to Borrower to enable the Lenders and their counsel to evaluate such matters;
          (h) ERISA and Canadian Pension Plans. (i) Promptly upon becoming aware of the occurrence of or forthcoming occurrence of any ERISA Event that, individually or in the aggregate, could reasonably be expected to result in a current liability of Borrower and its Subsidiaries in an aggregate amount in excess of $10,000,000, a written notice specifying the nature thereof, what action Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates has taken, is taking or proposes to take with respect thereto and, when known, any action taken or threatened by the Internal Revenue Service, the Department of Labor or the PBGC with respect thereto; (ii) with reasonable promptness, upon request by Administrative Agent, copies of (1) each Schedule B (Actuarial Information) to the annual report (Form 5500

Series) filed by Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates with the Internal Revenue Service with respect to each Pension Plan; (2) all notices received by Borrower, any of its Subsidiaries or any of their respective ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event; and (3) copies of such other documents or governmental reports or filings relating to any Employee Benefit Plan as Administrative Agent shall reasonably request; and (iii) in respect of any Canadian Credit Party, (1) copies of each annual and other return, report or valuation with respect to each registered Pension Plan as filed with any applicable Governmental Authority; (2) promptly after receipt thereof, a copy of any direction, order, notice, ruling or opinion that any Canadian Credit Party may receive from any applicable Governmental Authority with respect to any registered Pension Plan; and (3) notification within 30 days of any increases having a cost to any Canadian Credit Party in excess of $1,000,000 per annum in the aggregate, in the benefits of any existing Pension Plan or Employee Benefit Plan, or the establishment of any new Pension Plan or Employee Benefit Plan, or the commencement of contributions to any such plan to which no Canadian Credit Party was previously contributing.
          (i) [Reserved].
          (j) [Reserved].
          (k) Notice of Change in Board of Directors. With reasonable promptness, written notice of any change in the board of directors (or similar governing body) of Borrower or any other Credit Party;
          (l) Notice Regarding Material Contracts. Promptly after any Material Contract of Borrower or any of its Restricted Subsidiaries is terminated or amended in a manner that is materially adverse to Borrower and its Subsidiaries, taken as a whole, a written statement describing such event;
          (m) Information Regarding Collateral. (a) Borrower will furnish to Collateral Agent prompt written notice of any change (i) in any Credit Party’s corporate name, (ii) in any Credit Party’s identity or corporate structure, (iii) in any Credit Party’s jurisdiction of organization, principal place of business, chief executive office, registered office according to its constating documents or domicile (within the meaning of the Civil Code of Quebec) and premises at which any tangible personal property Collateral is located, or (iv) in any Credit Party’s Federal Taxpayer Identification Number or state organizational identification number. Borrower agrees not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for Collateral Agent to continue at all times following such change to have a valid, legal and perfected First Priority security interest in all the Collateral as contemplated in the Collateral Documents. Borrower also agrees promptly to notify Collateral Agent if any material portion of the Collateral is damaged or destroyed;
          (n) Annual Collateral Verification. Each year, at the time of delivery of annual financial statements with respect to the preceding Fiscal Year pursuant to Section 5.1(c), Borrower shall deliver to Collateral Agent a certificate of its Authorized Officer (i) either confirming that there has been no change in such information since the date of the Collateral

Questionnaire delivered on the Closing Date or the date of the most recent certificate delivered pursuant to this Section and/or identifying such changes and (ii) certifying that all UCC financing statements (including fixtures filings, as applicable) and all appropriate filings, recordings or registrations, have been filed or recorded in each governmental, municipal or other appropriate office in each jurisdiction identified pursuant to clause (i) above (or in such Collateral Questionnaire) to the extent necessary or desirable to effect, protect and perfect the security interests under the Collateral Documents for a period of not less than 18 months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period);
          (o) Other Information. (A) Promptly upon their becoming available, copies of (i) all financial statements (other than as set forth in Section 5.1(b) or 5.1(c)), reports, notices and proxy statements sent or made available generally by Borrower to its security holders acting in such capacity or by any Restricted Subsidiary of Borrower to its security holders other than Borrower or another Restricted Subsidiary of Borrower, (ii) all regular and periodic reports and all registration statements and prospectuses, if any, filed by Borrower or any of its Restricted Subsidiaries with any securities exchange or with the Securities and Exchange Commission or any governmental or private regulatory authority, and (iii) all press releases and other statements made available generally by Borrower or any of its Restricted Subsidiaries to the public concerning material developments in the business of Borrower or any of its Restricted Subsidiaries, and (B) such other information and data with respect to Borrower or any of its Restricted Subsidiaries as from time to time may be reasonably requested by Administrative Agent or any Lender;
          (p) Certification of Public Information. Concurrently with the delivery of any document or notice required to be delivered pursuant to this Section 5.1, Borrower shall indicate in writing whether such document or notice contains Nonpublic Information. Borrower and each Lender acknowledge that certain of the Lenders may be “public-side” Lenders (Lenders that do not wish to receive material Nonpublic Information with respect to Borrower, its Subsidiaries or their securities) and, if documents or notices required to be delivered pursuant to this Section 5.1 or otherwise are being distributed through IntraLinks/IntraAgency, SyndTrak or another relevant website or other information platform (the “Platform”), any document or notice that Borrower has indicated contains Nonpublic Information shall not be posted on that portion of the Platform designated for such public-side Lenders. If Borrower has not indicated whether a document or notice delivered pursuant to this Section 5.1 contains Nonpublic Information, Administrative Agent shall post such document or notice solely on that portion of the Platform designated for the Lenders who wish to receive material Nonpublic Information with respect to Borrower, its Subsidiaries and their securities; and
          (q) Timber Tenures. Promptly upon any officer of Borrower obtaining actual knowledge of any notice or other written communication with the Ministry of Forests or other applicable Governmental Authority concerning Timber Tenures or with any First Nations group or its representatives regarding land claims or compensation therefore, which could reasonably be expected to give rise to a Material Adverse Effect, written notice thereof together with such other information as may be reasonably available to Borrower to enable the Lenders and their counsel to evaluate such matters.

     5.2. Existence. Except as otherwise permitted under Section 6.8, each Credit Party will, and will cause each of its Restricted Subsidiaries to, at all times preserve and keep in full force and effect its existence and all rights and franchises, licenses and permits material to its business; provided, no Credit Party (other than Borrower with respect to existence) shall be required to preserve any such existence, rights or franchises, licenses and permits except to the extent that failure to do so could reasonably be expected to have a Material Adverse Effect.
     5.3. Payment of Taxes and Claims. Each Credit Party will, and will cause each of its Restricted Subsidiaries to, pay all (a) material Taxes imposed upon it or any of its properties or assets or in respect of any of its income, businesses or franchises before any penalty or fine accrues thereon, (b) rental, stumpage, scaling, permit fees and expenses, royalties and other amounts payable to the Crown under the Forest Act and the Forest Practices Code of British Columbia Act or otherwise and (c) claims (including claims for labor, services, materials and supplies) for sums that have become due and payable and that by law have or may become a Lien upon any of its properties or assets, prior to the time when any penalty or fine shall be incurred with respect thereto; provided, no such amount payable under subclauses (a), (b) and (c) need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted, so long as adequate reserve or other appropriate provision, as shall be required in conformity with GAAP, if any, shall have been made therefor. No Credit Party will, nor will it permit any of its Restricted Subsidiaries to, file or consent to the filing of any consolidated income tax return with any Person (other than Borrower or any of its Subsidiaries).
     5.4. Maintenance of Properties. Each Credit Party will, and will cause each of its Restricted Subsidiaries to, maintain or cause to be maintained in good repair, working order and condition, ordinary wear and tear excepted, all material properties used or useful in the business of Borrower and its Restricted Subsidiaries; provided that nothing in this Section 5.4 shall prohibit any Credit Party or its Restricted Subsidiaries from making any dispositions in accordance with Section 6.8.
     5.5. Insurance. Borrower will maintain or cause to be maintained, with financially sound and reputable insurers, such public liability insurance, third party property damage insurance, business interruption insurance and casualty insurance with respect to liabilities, losses or damage in respect of the assets, properties and businesses of Borrower and its Restricted Subsidiaries as may customarily be carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses, in each case in such amounts (giving effect to self-insurance), with such deductibles, covering such risks and otherwise on such terms and conditions as shall be customary for such Persons. Each such policy of insurance shall (i) name Collateral Agent, on behalf of Secured Parties, as an additional insured thereunder as its interests may appear, (ii) in the case of each casualty insurance policy, contain a loss payable clause or endorsement, satisfactory in form and substance to Collateral Agent, that names Collateral Agent, on behalf of the Secured Parties, as the loss payee thereunder and provide for at least thirty days’ prior written notice to Collateral Agent of any modification or cancellation of such policy.
     5.6. Books and Records; Inspections. Each Credit Party will, and will cause each of its Restricted Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in conformity in all material respects with GAAP shall be made of all dealings and transactions in relation to its business and activities. Each Credit Party will, and will cause each of its Restricted Subsidiaries to, permit any authorized representatives designated by any Lender (after consultation with, and subject to coordination of visits by, Administrative Agent) to visit and inspect any of its properties and any properties of its respective Restricted Subsidiaries, to inspect, copy and take extracts from its and their financial and accounting records, and to discuss its and their affairs, finances and accounts with its and their officers, all upon reasonable notice and at such reasonable times during normal business hours and as often as may reasonably be requested; provided that unless a Default or an Event of Default has occurred and is continuing, such rights may only be exercised once in any calendar year by each Lender.
     5.7. Lenders Meetings. Borrower will, upon the request of Administrative Agent or Requisite Lenders, participate in a meeting of Administrative Agent and the Lenders once during each Fiscal Year to be held at Borrower’s corporate offices (or at such other location as may be agreed to by Borrower and Administrative Agent) at such time as may be agreed to by Borrower and Administrative Agent.
     5.8. Compliance with Laws. Each Credit Party will comply, and shall cause each of its Restricted Subsidiaries to comply, with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority (including all Environmental Laws), noncompliance with which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     5.9. Environmental.
          (a) Environmental Disclosure. Borrower will furnish to Administrative Agent and each Lender prompt written notice of receipt of any notice of any governmental investigation or any litigation or proceeding commenced or threatened against any Credit Party that alleges a significant violation regarding or seeks remedies in connection with, any Environmental Laws at any Facility.
          (b) Hazardous Materials Activities, Etc. Each Credit Party, and each of such Credit Party’s Subsidiaries, (i) shall be at all times in material compliance with all applicable Environmental Laws, and (ii) shall similarly ensure that the assets and operations of such Person are in material compliance with all applicable Environmental Laws and that no Hazardous Materials are, contrary to any Environmental Laws, discharged, emitted, released, generated, used, stored, managed, transported or otherwise dealt with, other than as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
     5.10. Subsidiaries. In the event that (i) Borrower or any of its Restricted Subsidiaries acquires or creates a Restricted Subsidiary (other than a Non-Guarantor Restricted Subsidiary designated as such within 30 days of acquisition or formation thereof) after the Closing Date or (ii) the aggregate amount of assets held by all Non-Guarantor Restricted Subsidiaries exceeds $3,000,000, Borrower shall (a) promptly cause such Restricted Subsidiary (or one or more of such Non-Guarantor Restricted Subsidiaries) to become a Guarantor hereunder and a Grantor under the US Security Agreement and/or Canadian Security Agreement by executing and delivering to Administrative Agent and Collateral Agent a Counterpart Agreement and a pledge supplement to the US Security Agreement and/or the Canadian Security Agreement, as applicable, and (b) take all such actions and execute and deliver, or cause to be executed and delivered, all such documents, instruments, agreements, and certificates as are similar to those described in Sections 3.1(b), 3.1(f), and 3.1(j). With respect to each such Restricted Subsidiary, Borrower shall promptly send to Administrative Agent written notice setting forth with respect to such Person (i) the date on which such Person became a Restricted Subsidiary of Borrower or no longer constituted a Non-Guarantor Restricted Subsidiary, as applicable, and (ii) all of the data required to be set forth in Schedules 4.1 and 4.2 with respect to all Subsidiaries of Borrower; and such written notice shall be deemed to supplement Schedule 4.1 and 4.2 for all purposes hereof. For the avoidance of doubt, all Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with this Agreement for so long as they continue to constitute Unrestricted Subsidiaries will not have to comply with this Section 5.10.
     5.11. Further Assurances. At any time or from time to time upon the request of Administrative Agent, each Credit Party will, at its expense, promptly execute, acknowledge and deliver such further documents and do such other acts and things as Administrative Agent or Collateral Agent may reasonably request in order to effect fully the purposes of the Credit Documents. In furtherance and not in limitation of the foregoing, each Credit Party shall take such actions as Administrative Agent or Collateral Agent may reasonably request from time to time to ensure that the Obligations are guarantied by the Guarantors and are secured by the Collateral.
     5.12. Maintenance of Ratings. At all times, Borrower shall use commercially reasonable efforts to maintain ratings issued by Moody’s and S&P with respect to its corporate family and senior secured debt.
     5.13. Deposit Accounts. Borrower shall cause, within 60 days after the Closing Date (or such longer period as may be consented to by Administrative Agent, such consent not to be unreasonably withheld or delayed), each Deposit Account maintained by it or any Credit Party for the receipt of payment in respect of Accounts (as defined in the Collateral Documents) to be a Blocked Account (and thereafter shall maintain each such Deposit Account as a Blocked Account and shall manage such Deposit Accounts, including in connection with transfers therefrom in the ordinary course, substantially consistent with past practice in all material respects).
     5.14. Designation of Restricted and Unrestricted Subsidiaries. The board of directors of Borrower may designate any Restricted Subsidiary of Borrower to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by Borrower and its Restricted Subsidiaries in the Subsidiary properly designated shall be deemed to be an Investment made as of the time of the designation, and must, if so designated, be made in accordance with and subject to Section 6.6(o), and shall reduce the Available Amount in accordance with the definition thereof. That designation shall only be permitted if the Investment would be permitted at that time pursuant to Section 6.6(o) and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In addition, no such designation may be made unless the proposed Unrestricted Subsidiary does not own any Equity

Interests in a Restricted Subsidiary that is not simultaneously subject to designation as an Unrestricted Subsidiary if the redesignation would not cause a Default.
SECTION 6. NEGATIVE COVENANTS
     Each Credit Party covenants and agrees that until payment in full of all Obligations, such Credit Party shall perform all covenants in this Section 6.
     6.1. Indebtedness. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or guaranty, or otherwise become or remain directly or indirectly liable with respect to any Indebtedness, except:
          (a) the Obligations;
          (b) Indebtedness of any Guarantor to Borrower or to any other Guarantor, or of Borrower to any Guarantor; provided, all such Indebtedness shall be unsecured and subordinated in right of payment to the payment in full of the Obligations;
          (c) unsecured Subordinated Indebtedness, in an aggregate amount not to exceed at any time $150,000,000;
          (d) Indebtedness incurred by Borrower or any of its Restricted Subsidiaries arising from agreements providing for indemnification, adjustment of purchase price or similar obligations (including, Indebtedness consisting of the deferred purchase price of property acquired in a Permitted Acquisition), or from guaranties or letters of credit, surety bonds or performance bonds securing the performance of Borrower or any such Restricted Subsidiary pursuant to such agreements, in connection with Permitted Acquisitions or permitted dispositions of any business, assets or Restricted Subsidiary of Borrower or any of its Restricted Subsidiaries;
          (e) Indebtedness which may be deemed to exist pursuant to any guaranties, bid, performance, surety and appeal bonds, statutory or similar obligations, and trade and standby letters of credit, in each case incurred in the ordinary course of business;
          (f) Indebtedness in respect of netting services, overdraft protections and otherwise in connection with deposit accounts;
          (g) guaranties in the ordinary course of business of the obligations of suppliers, customers, franchisees and licensees of Borrower and its Restricted Subsidiaries;
          (h) guaranties by Borrower of Indebtedness of a Guarantor or guaranties by a Guarantor of Indebtedness of Borrower or another Guarantor with respect, in each case, to Indebtedness otherwise permitted to be incurred pursuant to this Section 6.1; provided, that if the Indebtedness that is being guarantied is unsecured and/or subordinated to the Obligations, the guaranty shall also be unsecured and/or subordinated to the Obligations;

          (i) Indebtedness described in Schedule 6.1, including the Senior Note Indebtedness and Additional Existing Indebtedness, and any extensions, renewals or replacements of any such Indebtedness in accordance with clause (q) of this Section 6.1;
          (j) Indebtedness of Borrower or any Restricted Subsidiary incurred to finance the acquisition, construction or improvement of any fixed or capital assets (whether or not constituting purchase money Indebtedness), including Capital Leases, which Indebtedness is incurred prior to, at the time of, or within 90 days after, the acquisition or substantial completion of such assets and any Indebtedness assumed in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof, and any extensions, renewals or replacements of any such Indebtedness in accordance with clause (q) of this Section 6.1, in an aggregate amount not to exceed at any time the greater of $10,000,000 or 2.0% of Consolidated Net Tangible Assets of Borrower at any time outstanding;
          (k) Indebtedness owed to any person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such person, in each case incurred in the ordinary course of business;
          (l) Indebtedness incurred to fund a purchase by Borrower of any of its Restricted Subsidiaries of the interest of Grant in the Footner Plant; provided, that (i)(x) Borrower or such Restricted Subsidiary has accepted an offer from any Person, other than a Credit Party or any Restricted Subsidiary, to purchase the interest in the Footner Plant that is acquired from Grant at a concurrent closing for an amount not less than the purchase price payable to Grant; and (y) such Indebtedness is repaid in full at such concurrent closing from the transfer of the interest in the Footner Plant purchased from Grant at such closing; or (ii) there shall not have been a decrease in the rating of the Senior Notes Indebtedness by any rating agency (as defined in the applicable indentures) by one or more rating categories that occurs within 90 days (which period shall be extended so long as the rating of the Senior Note Indebtedness is under publicly announced consideration for a possible downgrade by any rating agency) after the date of the later of (A) notice to the public or the rating agencies of the intention of a Credit Party or a Restricted Subsidiary to incur Indebtedness to fund such a purchase or (B) the incurrence by a Credit Party or Restricted Subsidiary of Indebtedness to fund such a purchase;
          (m) the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Equity Interests or preferred stock in the form of additional shares of the same class of Disqualified Equity Interests or preferred stock;
          (n) Indebtedness incurred in respect of Swap Obligations permitted under Section 6.13;
          (o) other Indebtedness of Borrower or any of its Restricted Subsidiaries in an aggregate amount not to exceed at any time $50,000,000;

          (p) any Indebtedness created or incurred by Borrower or any other Credit Party if the Fixed Charge Coverage Ratio of Borrower for its most recently ended four Fiscal Quarter period for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is created or incurred would have been greater than 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four Fiscal Quarter period; and
          (q) the incurrence by Borrower or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under clauses (i) and (j) of this Section 6.1.
For purposes of determining compliance with this Section 6.1, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (a) through (q) of Section 6.1, Borrower will be permitted to classify such item of Indebtedness or later reclassify all or a portion of such item of Indebtedness in any manner that complies with this Section 6.1.
     6.2. Liens. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any property or asset of any kind (including any document or instrument in respect of goods or accounts receivable) of Borrower or any of its Restricted Subsidiaries, whether now owned or hereafter acquired or licensed, or any income, profits or royalties therefrom, or file or permit the filing of, or permit to remain in effect, any financing statement or other similar notice of any Lien with respect to any such property, asset, income, profits or royalties under the UCC or under any similar recording or notice statute or under the intellectual property laws, rules or procedures, except:
          (a) Liens in favor of Collateral Agent for the benefit of Secured Parties granted pursuant to any Credit Documents;
          (b) Liens for Taxes if obligations with respect to such Taxes are not delinquent or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;
          (c) statutory Liens of landlords, of carriers, warehousemen, mechanics, repairmen, workmen and materialmen, and other Liens imposed by law (other than any such Lien imposed pursuant to Section 401 (a)(29) or 412(n) of the Internal Revenue Code or by ERISA), in each case incurred in the ordinary course of business (i) for amounts not yet overdue by more than 30 days or (ii) for amounts that are overdue by 30 days and that (in the case of any such amounts overdue for a period in excess of 30 days) are being contested in good faith by appropriate proceedings, so long as such reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made for any such contested amounts;
          (d) Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, trade contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money), so long as no foreclosure, sale or similar proceedings have been commenced with respect to any portion of the Collateral on account thereof;
          (e) easements, rights-of-way, restrictions, encroachments, and other defects or irregularities in title, in each case which do not and will not interfere in any material respect with the ordinary conduct of the business of Borrower or any of its Restricted Subsidiaries;
          (f) any interest or title of a lessor or sublessor under any lease of real estate permitted hereunder;
          (g) Liens solely on any cash deposits made by Borrower or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;
          (h) (i) purported Liens evidenced by the filing of precautionary UCC financing statements relating solely to operating leases of personal property entered into in the ordinary course of business and (ii) operating leases of personal property entered into in the ordinary course of business and having a terms of greater than one year, which are deemed to be Liens under applicable law;
          (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
          (j) any zoning or similar law or right reserved to or vested in any governmental office or agency to control or regulate the use of any real property;
          (k) non-exclusive outbound licenses of patents, copyrights, trademarks and other intellectual property rights granted by Borrower or any of its Restricted Subsidiaries in the ordinary course of business and not interfering in any respect with the ordinary conduct of or materially detracting from the value of the business of Borrower or such Restricted Subsidiary;
          (l) Liens described in Schedule 6.2;
          (m) (i) Liens securing Indebtedness permitted pursuant to Section 6.1(j); provided, any such Lien shall encumber only the asset acquired, constructed or improved with the proceeds of such Indebtedness and (ii) Liens securing Purchase Money Indebtedness; provided, however, that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of Borrower or any Restricted Subsidiary of Borrower other than the property and equipment so acquired and (b) the Lien securing such Purchase Money Indebtedness shall be created within 90 days of such acquisition, construction or improvement;
          (n) any Lien existing on any property or asset (other than any Collateral or any Equity Interest) prior to the acquisition thereof by the Credit Parties or any Restricted Subsidiary or existing on any property or asset (other than any Collateral or any Equity Interest)

of any Person that becomes a Credit Party after the date hereof prior to the time such Person becomes a Credit Party; provided that (i) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Credit Party, as the case may be, (ii) such Lien shall not apply to any other property or assets of the Credit Party, in the case of the acquisition of property by a Credit Party or a Restricted Subsidiary, or to the assets of any other Credit Party in the case of an acquisition of a Person that becomes a Credit Party and (iii) such Lien shall secure only those obligations which it secures on the date of such acquisition or the date such Person becomes a Credit Party, as the case may be and extensions, renewals, replacements, refinancings, refundings and defeasances thereof that do not increase the outstanding principal amount thereof;
          (o) Liens granted by a Subsidiary of Borrower that is not a Credit Party in favor of Borrower or another Credit Party in respect of Indebtedness owed by such Subsidiary;
          (p) Liens securing Indebtedness permitted pursuant to
Section 6.1(o) and 6.1(p) on any property or asset (other than Collateral or any Equity Interest) of Borrower or any Credit Party against assets other than Collateral or any Equity Interests with respect to obligations that do not exceed at any time outstanding 5% of the Consolidated Net Tangible Assets of Borrower;
          (q) a general security agreement between Borrower and Grant securing the obligations of Borrower or its Restricted Subsidiaries under the High Level Memorandum of Agreement or similar documents relating to the Footner Plant and charging only the interest of Borrower and its Restricted Subsidiaries in assets comprising, or used solely in respect of, the Footner Plant;
          (r) Liens charging cash collateral incurred in respect of the Indebtedness described under clause (c) of the definition of Additional Existing Indebtedness, or any permitted extension, refinancing, renewal, replacement, refunding or defeasance of the same under
Section 6.1(q);
          (s) Liens securing Indebtedness incurred pursuant to Section 6.1(q) to refinance any secured Indebtedness; provided that the Liens securing such Indebtedness are not extended to any additional assets or property beyond such assets or property securing the Indebtedness so refinanced;
          (t) Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.1(h); and
          (u) Liens securing Indebtedness under Swap Obligations in the ordinary course of business and not for speculative purposes; provided that (i) such Liens are only secured by property or assets that secure the Indebtedness subject to the Swap Obligation or (ii) if such Swap Obligations are with one or more parties to Secured Credit Facilities, then secured by the same collateral as secures the applicable Secured Credit Facilities;
provided that Borrower shall provide Administrative Agent at least 30 days’ prior notice of any new Liens securing Indebtedness in excess of Cdn$10,000,000 against real property (leased or owned), equipment of fixed assets located at any premises where Collateral is located, and such

Liens shall be made subject to such inter-creditor agreements and rights of access and use as Administrative Agent may request in the exercise of its reasonable business judgment prior to incurrence of such Liens;
     Notwithstanding the foregoing, none of the Liens permitted pursuant to this Section may at any time attach to Borrower’s or any Restricted Subsidiary’s (1) Accounts (as defined in each of the US Security Agreement and the Canadian Security Agreement), (2) Inventory (as defined in each of the US Security Agreement and the Canadian Security Agreement), and (3) Equity Interests in Borrower or any Restricted Subsidiary, in each case other than any Liens permitted by clauses (a), (b), (c), (i) and (t).
          No reference herein to Liens permitted hereunder (including Permitted Liens), including any statement or provision as to the acceptability of any Liens (including Permitted Liens), shall, except as required by applicable law, in any way constitute or be construed as to provide for a subordination of any rights of the Agents or the Lenders hereunder or arising under any of the other Credit Documents in favor of such Liens.
     6.3. No Further Negative Pledges. Except with respect to (a) specific property encumbered to secure payment of related purchase money Indebtedness or to be sold pursuant to an executed agreement with respect to a permitted Asset Sale, (b) restrictions by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses and similar agreements entered into in the ordinary course of business (provided that such restrictions are limited to the property or assets secured by such Liens or the property or assets subject to such leases, licenses or similar agreements, as the case may be) and (c) restrictions identified on Schedule 6.3 (and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements set forth on Schedule 6.3, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such instrument are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such agreement on the Closing Date or in this Agreement), or no Credit Party nor any of its Restricted Subsidiaries shall enter into any agreement prohibiting the creation or assumption of any Lien upon any of its properties or assets, whether now owned or hereafter acquired, to secure the Obligations.
     6.4. Restricted Junior Payments. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries through any manner or means or through any other Person to, directly or indirectly, declare, order, pay, make or set apart, or agree to declare, order, pay, make or set apart, any sum for any Restricted Junior Payment except that:
          (a) Borrower may make regularly scheduled payments of interest in respect of any Subordinated Indebtedness in accordance with the terms of, and only to the extent required by, and subject to the subordination provisions contained in, the indenture or other agreement pursuant to which such Subordinated Indebtedness was issued;
          (b) Borrower and any of its Restricted Subsidiaries may make any Restricted Junior Payment to any Credit Party;

          (c) Borrower may make any Mandatory AHYDO Payments, provided that with respect to this clause (c), at the time of the making of any such Restricted Junior Payment and after giving effect thereto and to any borrowing in connection therewith, no Default or Event of Default shall have occurred and be continuing or would result therefrom;
          (d) Each Credit Party shall be allowed to make Restricted Junior Payments in addition to those set forth in clauses (a) through (c) above, inclusive, provided that at the time of and after giving effect to such Restricted Junior Payment:
          (i) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Junior Payment;
          (ii) Borrower would, at the time of such Restricted Junior Payment and after giving pro forma effect thereto as if such Restricted Junior Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 6.1(p); and
          (iii) the aggregate amount of such Restricted Junior Payment shall not exceed the Available Amount at the time of such Restricted Junior Payment; and
          (e) Borrower may declare and pay dividends with respect to its common shares payable solely in additional common shares and, with respect to its preferred common shares, payable solely in additional preferred shares or in common shares.
     6.5. Restrictions on Subsidiary Distributions. Except as provided herein, no Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary of Borrower to (a) pay dividends or make any other distributions on any of such Restricted Subsidiary’s Equity Interests owned by Borrower or any other Restricted Subsidiary of Borrower, (b) repay or prepay any Indebtedness owed by such Restricted Subsidiary to Borrower or any other Restricted Subsidiary of Borrower, (c) make loans or advances to Borrower or any other Restricted Subsidiary of Borrower, or (d) transfer, lease or license any of its property or assets to Borrower or any other Restricted Subsidiary of Borrower other than restrictions (i) by reason of customary provisions restricting assignments, subletting or other transfers contained in leases, licenses, joint venture agreements and similar agreements entered into in the ordinary course of business; (ii) that are or were created by virtue of any transfer of, agreement to transfer or option or right with respect to any property, assets or Equity Interests not otherwise prohibited under this Agreement; (iii) that are or were created by indentures governing Senior Notes Indebtedness and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those indentures, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such indentures are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such indentures as of the date hereof; (iv) any other instrument governing Indebtedness of the Credit Parties incurred in compliance with Section 6.1 that are no more restrictive, taken as a whole, than those contained in this Agreement; (v) any instrument governing Indebtedness or capital stock of a Person acquired by Borrower or any of its

Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred or such capital stock was issued in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; (vi) purchase money obligations and Capital Leases for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in Section 6.5(d); (vii) Indebtedness incurred pursuant to Section 6.1(q) provided that the restrictions contained in the agreements governing such Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced; (viii) restrictions contained in agreements between Grant and Borrower or a Restricted Subsidiary with respect to the Footner Plant, as extended, amended, restated, modified or replaced from time to time on terms that are no more restrictive, taken as a whole, than those contained in such agreements as of the date of this Agreement; or (ix) described on Schedule 6.5.
     6.6. Investments. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly, make or own any Investment in any Person, including any Joint Venture, except:
          (a) Investments in Cash and Cash Equivalents;
          (b) equity Investments owned as of the Closing Date in any Subsidiary and equity Investments made after the Closing Date in Borrower and any Guarantor (or any Restricted Subsidiary that, after giving effect to such equity Investments, becomes a Guarantor);
          (c) Investments in any Securities received (i) in satisfaction or partial satisfaction thereof from financially troubled account debtors and (ii) in settlement of debts or disputes or satisfaction of judgments relating to other obligations payable to a Credit Party or a Restricted Subsidiary of Borrower in each case in its capacity as trade creditor, which obligations were made in the ordinary course of business consistent with the past practices of Borrower and its Restricted Subsidiaries;
          (d) intercompany loans to the extent permitted under Section 6.1(b);
          (e) Consolidated Capital Expenditures with respect to Borrower and its Restricted Subsidiaries permitted by Section 6.7;
          (f) loans and advances to employees of Borrower and its Restricted Subsidiaries made in the ordinary course of business in an aggregate principal amount not to exceed $250,000 to any employee and up to $4,000,000 in the aggregate at any time outstanding;
          (g) Permitted Acquisitions permitted pursuant to Section 6.8 and Investments received in connection with Asset Sales;
          (h) Investments described in Schedule 6.6;
          (i) Investments in the form of Swap Agreements permitted by Section 6.13;

          (j) Investments in Equity Interests or other Securities solely in exchange for the issuance of ordinary common shares of Borrower;
          (k) Investments of any Person existing at the time such Person becomes a Restricted Subsidiary or amalgamates, consolidates or merges with a Credit Party (including in connection with a Permitted Acquisition) so long as such Investments were not made in contemplation of such Person becoming a Restricted Subsidiary or of such merger;
          (l) Investments covering those items in Section 6.2(d);
          (m) an Investment by Borrower or any Restricted Subsidiary in a Permitted Joint Venture; provided that the aggregate amount of all Investments made pursuant to this clause (m) does not exceed $3,000,000 at any one time outstanding;
          (n) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (n) since the Closing Date, not to exceed 5% of the Consolidated Net Tangible Assets of Borrower at any time outstanding; and
          (o) each Credit Party shall be allowed to make Investments in addition to those set forth in clauses (a) through (n) above, inclusive, provided that at the time of and after giving effect to such Investment:
          (i) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Investment; and
          (ii) Borrower would, at the time of such Investment and after giving pro forma effect thereto as if such Investment has been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 6.1(p); and
          (iii) the aggregate amount of such Investments shall not exceed the Available Amount at the time of such Investment.
     Notwithstanding the foregoing, in no event shall any Credit Party make any Investment which results in or facilitates in any manner any Restricted Junior Payment not otherwise permitted under the terms of Section 6.4.
     For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by Borrower and the Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated shall be deemed to be Investments in an amount determined as set forth in the last sentence of the definition of “Investment”. Such designation shall be permitted only if an Investment in such amount would be permitted at such time, pursuant to paragraph (o) of this Section 6.6, and only if such Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary.”

     6.7. Maximum Consolidated Capital Expenditures. Borrower shall not, and shall not permit its Restricted Subsidiaries to, make or incur Consolidated Capital Expenditures (other than any Permitted Capital Expenditures), in any Fiscal Year indicated below, in an aggregate amount for Borrower and its Restricted Subsidiaries in excess of the corresponding amount set forth below opposite such Fiscal Year; provided, such amount for any Fiscal Year shall be increased by an amount equal to the excess, if any, of such amount for the immediately preceding Fiscal Year (as adjusted in accordance with this proviso) over the actual amount of Consolidated Capital Expenditures for such previous Fiscal Year:

Fiscal Year (or partial	Consolidated Capital
period thereof)	Expenditures
Period from Closing Date to end of Fiscal Year 2007	$10,000,000
Fiscal Year 2008	$15,000,000
Fiscal Year 2009	$35,000,000
Fiscal Year 2010 and thereafter	$50,000,000
     6.8. Fundamental Changes; Disposition of Assets; Acquisitions. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, enter into any transaction of merger, amalgamation, reorganization, or consolidation, or liquidate, wind-up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease or license, exchange, transfer or otherwise dispose of, in one transaction or a series of transactions, all or any part of its business, assets or property of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible, whether now owned or hereafter acquired, leased or licensed, or acquire by purchase or otherwise (other than purchases or other acquisitions of inventory, materials and equipment and Consolidated Capital Expenditures in the ordinary course of business) all or substantially all of the assets of, all of the Equity Interests of, or a business or unit or a division of, any Person except:
          (a) any Restricted Subsidiary of Borrower may be merged or amalgamated with or into Borrower or any Guarantor, or be liquidated, wound up or dissolved, or all or any part of its business, property or assets may be conveyed, sold, leased, transferred or otherwise disposed of, in one transaction or a series of transactions, to Borrower or any Guarantor; provided, in the case of such a merger or amalgamation, Borrower or such Guarantor, as applicable shall be the continuing or surviving Person;
          (b) sales or other dispositions of assets that do not constitute Asset Sales;
          (c) Asset Sales; provided (1) the consideration received for such assets shall be in an amount at least equal to the fair market value thereof (determined in good faith by the board of directors of Borrower (or similar governing body)), (2) no less than 75.0% thereof shall be paid in (x) Cash or (y) long term property or assets that are used or useful in the business of Borrower and its Restricted Subsidiaries, and (3) the Net Asset Sale Proceeds thereof shall be applied to the extent required in accordance with Section 2.11(a); provided that in the case of consideration received in an Asset Sale in a form specified in Section 6.8(c)(2)(y) hereof, Borrower’s board of directors’ determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing in Canada or the United States if the fair market value exceeds $10,000,000.
          (d) dispositions resulting from any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any property or asset of the Credit Parties or any Restricted Subsidiary; provided (1) the consideration received for such disposition shall be in an amount at least equal to the fair market value thereof (determined in good faith by the board of directors of Borrower (or similar governing body)), (2) no less than 75.0% thereof shall be paid in Cash and (3) the Net Insurance/Condemnation Proceeds thereof shall be applied, to the extent required, in accordance with Section 2.11(b);
          (e) Permitted Acquisitions, provided that at the time of and after giving effect to such Permitted Acquisition:
          (i) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Permitted Acquisition; and
          (ii) Borrower would, at the time of such Permitted Acquisition and after giving pro forma effect thereto as if such Permitted Acquisition had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to Section 6.1(p);
          (f) Investments made in accordance with Section 6.6;
          (g) sales, transfers and dispositions of accounts receivable in connection with the compromise, settlement or collection thereof (other than in connection with any Off-Balance Sheet Liability); and
          (h) the disposition of the interest of Borrower and its Restricted Subsidiaries in the Footner Plant.
     6.9. Disposal of Subsidiary Interests. Except for any sale of all of its interests in the Equity Interests of any of its Restricted Subsidiaries in compliance with the provisions of Section 6.8, no Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly sell, assign, pledge or otherwise encumber or dispose of any Equity Interests of any of its Restricted Subsidiaries except to another Credit Party (subject to the restrictions on such disposition otherwise imposed hereunder), or to qualify directors if required by applicable law.
     6.10. Sales and Lease-Backs. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly, become or remain liable as lessee or as a guarantor or other surety with respect to any lease of any property (whether real, personal or mixed), whether now owned or hereafter acquired, which such Credit Party or Restricted Subsidiary (a) has sold or transferred or is to sell or to transfer to any other Person (other than Borrower or any of its Restricted Subsidiaries), or (b) intends to use for substantially the same purpose as any other property which has been or is to be sold or transferred by such Credit Party to any Person (other than Borrower or any of its Restricted Subsidiaries) in connection with such lease.
     6.11. Transactions with Shareholders and Affiliates. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of Borrower on terms that are less favorable to Borrower or that Restricted Subsidiary, as the case may be, than those that might be obtained at the time from a Person who is not such an Affiliate; provided, the foregoing restriction shall not apply to (a) any transaction between Borrower and any Guarantor; (b) reasonable and customary fees paid to members of the board of directors (or similar governing body) of Borrower and its Subsidiaries; (c) compensation and indemnity arrangements for officers and other employees of Borrower and its Restricted Subsidiaries entered into in the ordinary course of business; (d) transactions described in Schedule 6.11; (e) any Restricted Junior Payment permitted by Section 6.4; (f) any merger or consolidation of Borrower or any Wholly-Owned Restricted Subsidiary with any other Wholly-Owned Restricted Subsidiary, in each case if permitted by Section 6.8; (g) any Investment permitted by Section 6.6(b) and 6.6(d); and (h) any Indebtedness permitted by Section 6.1(b) and 6.1(h).
     6.12. Conduct of Business. From and after the Closing Date, no Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, engage in any business other than (i) the businesses engaged in by Borrower and its Restricted Subsidiaries, taken as a whole, on the Closing Date and similar or related businesses and (ii) such other lines of business as may be consented to by Requisite Lenders (collectively the “Permitted Businesses”).
     6.13. Swap Agreements. No Credit Party will, nor will it permit any Restricted Subsidiary to, enter into any Swap Agreement, except (a) Swap Agreements entered into to hedge or mitigate risks to which a Credit Party or any Restricted Subsidiary has actual exposure (other than those in respect of Equity Interests of a Credit Party or any of its Restricted Subsidiaries), and (b) Swap Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from one floating rate to another floating rate or otherwise) with respect to any interest- bearing liability or investment of a Credit Party or any Restricted Subsidiary.
     6.14. Amendments or Waivers of Organizational Documents. No Credit Party shall nor shall it permit any of its Restricted Subsidiaries to, agree to any material amendment, restatement, supplement or other modification to, or waiver of, any of its Organizational Documents after the Closing Date in any manner that would adversely affect Administrative Agent or the Lenders in any material respect without in each case obtaining the prior written consent of Requisite Lenders to such amendment, restatement, supplement or other modification or waiver, which consent shall not be unreasonably withheld.
     6.15. Amendments or Waivers with respect to Senior Note Indebtedness, Additional Existing Indebtedness, and Subordinated Indebtedness. No Credit Party shall, nor shall it permit any of its Restricted Subsidiaries to, amend or otherwise change the terms of any Senior Note Indebtedness, Additional Existing Indebtedness, or Subordinated Indebtedness,

or make any payment consistent with an amendment thereof or change thereto, if the effect of such amendment or change is to increase the interest rate on such Senior Note Indebtedness, Additional Existing Indebtedness, or Subordinated Indebtedness, change (to earlier dates) any dates upon which payments of principal or interest are due thereon, change any event of default or condition to an event of default with respect thereto (other than to eliminate any such event of default or increase any grace period related thereto), change the redemption, prepayment or defeasance provisions thereof, change the subordination provisions, if any, of such Senior Note Indebtedness, Additional Existing Indebtedness, or Subordinated Indebtedness (or of any guaranty thereof), or if the effect of such amendment or change, together with all other amendments or changes made, is to increase materially the obligations of the obligor thereunder or to confer any additional material rights on the holders of such Senior Note Indebtedness or Additional Existing Indebtedness (or a trustee or other representative on their behalf) which would be adverse to any Credit Party or the Lenders; provided that the foregoing shall not restrict the ability to incur any Permitted Refinancing Indebtedness incurred in accordance with Section 6.1(q).
     6.16. Fiscal Year. No Credit Party shall, nor shall it permit (a) any of its Restricted Subsidiaries (other than Ainsworth Engineered Canada Limited Partnership) to change its Fiscal Year-end from December 31 or (b) Ainsworth Engineered Canada Limited Partnership to change its Fiscal Year-end from January 1; provided that such Persons may change their respective Fiscal Year-ends if consented to by Administrative Agent, such consent not to be unreasonably withheld or delayed.
SECTION 7. GUARANTY
     7.1. Guaranty of the Obligations. Subject to the provisions of Section 7.2, Guarantors jointly and severally hereby irrevocably and unconditionally guaranty to Administrative Agent for the ratable benefit of the Beneficiaries the due and punctual payment in full of all Obligations when the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or other Insolvency Laws) (collectively, the “Guaranteed Obligations”).
     7.2. Contribution by Guarantors. All Guarantors desire to allocate among themselves (collectively, the “Contributing Guarantors”), in a fair and equitable manner, their obligations arising under this Guaranty. Accordingly, in the event any payment or distribution is made on any date by a Guarantor (a “Funding Guarantor”) under this Guaranty such that its Aggregate Payments exceeds its Fair Share as of such date, such Funding Guarantor shall be entitled to a contribution from each of the other Contributing Guarantors in an amount sufficient to cause each Contributing Guarantor’s Aggregate Payments to equal its Fair Share as of such date. “Fair Share” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (a) the ratio of (i) the Fair Share Contribution Amount with respect to such Contributing Guarantor to (ii) the aggregate of the Fair Share Contribution Amounts with respect to all Contributing Guarantors multiplied by (b) the aggregate amount paid or distributed on or before such date by all Funding Guarantors under this Guaranty in respect of the Guaranteed Obligations. “Fair Share Contribution Amount” means, with respect to a Contributing Guarantor as of any date of determination, the maximum aggregate amount of the obligations of such Contributing Guarantor under this Guaranty that would not render its obligations hereunder or thereunder subject to avoidance as a fraudulent transfer or conveyance under Section 548 of Title 11 of the United States Code or any comparable applicable provisions of state or provincial law; provided, solely for purposes of calculating the “Fair Share Contribution Amount” with respect to any Contributing Guarantor for purposes of this Section 7.2, any assets or liabilities of such Contributing Guarantor arising by virtue of any rights to subrogation, reimbursement or indemnification or any rights to or obligations of contribution hereunder shall not be considered as assets or liabilities of such Contributing Guarantor. “Aggregate Payments” means, with respect to a Contributing Guarantor as of any date of determination, an amount equal to (1) the aggregate amount of all payments and distributions made on or before such date by such Contributing Guarantor in respect of this Guaranty (including in respect of this Section 7.2), minus (2) the aggregate amount of all payments received on or before such date by such Contributing Guarantor from the other Contributing Guarantors as contributions under this Section 7.2. The amounts payable as contributions hereunder shall be determined as of the date on which the related payment or distribution is made by the applicable Funding Guarantor. The allocation among Contributing Guarantors of their obligations as set forth in this Section 7.2 shall not be construed in any way to limit the liability of any Contributing Guarantor hereunder.
     7.3. Payment by Guarantors. Subject to Section 7.2, Guarantors hereby jointly and severally agree, in furtherance of the foregoing and not in limitation of any other right which any Beneficiary may have at law or in equity against any Guarantor by virtue hereof, that upon the failure of Borrower to pay any of the Guaranteed Obligations when and as the same shall become due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (including amounts that would become due but for the operation of the automatic stay under Section 362(a) of the Bankruptcy Code, 11 U.S.C. § 362(a) or other Insolvency Laws), Guarantors will upon demand pay, or cause to be paid, in Cash, to Administrative Agent for the ratable benefit of Beneficiaries, an amount equal to the sum of the unpaid principal amount of all Guaranteed Obligations then due as aforesaid, accrued and unpaid interest on such Guaranteed Obligations (including interest which, but for Borrower’s becoming the subject of a case under the Bankruptcy Code, would have accrued on such Guaranteed Obligations, whether or not a claim is allowed against Borrower for such interest in the related bankruptcy case) and all other Guaranteed Obligations then owed to Beneficiaries as aforesaid.
     7.4. Liability of Guarantors Absolute. Each Guarantor agrees that its obligations hereunder are irrevocable, absolute, independent and unconditional and shall not be affected by any circumstance which constitutes a legal or equitable discharge of a guarantor or surety other than payment in full of the Guaranteed Obligations. In furtherance of the foregoing and without limiting the generality thereof, each Guarantor agrees as follows:
          (a) this Guaranty is a guaranty of payment when due and not of collectability. This Guaranty is a primary obligation of each Guarantor and not merely a contract of surety;
          (b) without prejudice to the rights of any Guarantor to dispute the existence of any Event of Default, Administrative Agent may enforce this Guaranty upon the occurrence of an Event of Default notwithstanding the existence of any dispute between Borrower and any Beneficiary with respect to the existence of such Event of Default;
          (c) the obligations of each Guarantor hereunder are independent of the obligations of Borrower and the obligations of any other guarantor (including any other Guarantor) of the obligations of Borrower, and a separate action or actions may be brought and prosecuted against such Guarantor whether or not any action is brought against Borrower or any of such other guarantors and whether or not Borrower is joined in any such action or actions;
          (d) payment by any Guarantor of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge any Guarantor’s liability for any portion of the Guaranteed Obligations which has not been paid. Without limiting the generality of the foregoing, if Administrative Agent is awarded a judgment in any suit brought to enforce any Guarantor’s covenant to pay a portion of the Guaranteed Obligations, such judgment shall not be deemed to release such Guarantor from its covenant to pay the portion of the Guaranteed Obligations that is not the subject of such suit, and such judgment shall not, except to the extent satisfied by such Guarantor, limit, affect, modify or abridge any other Guarantor’s liability hereunder in respect of the Guaranteed Obligations;
          (e) any Beneficiary, upon such terms as it deems appropriate, without notice or demand and without affecting the validity or enforceability hereof or giving rise to any reduction, limitation, impairment, discharge or termination of any Guarantor’s liability hereunder, from time to time may (i) renew, extend, accelerate, increase the rate of interest on, or otherwise change the time, place, manner or terms of payment of the Guaranteed Obligations; (ii) settle, compromise, release or discharge, or accept or refuse any offer of performance with respect to, or substitutions for, the Guaranteed Obligations or any agreement relating thereto and/or subordinate the payment of the same to the payment of any other obligations; (iii) request and accept other guaranties of the Guaranteed Obligations and take and hold security for the payment hereof or the Guaranteed Obligations; (iv) release, surrender, exchange, substitute, compromise, settle, rescind, waive, alter, subordinate or modify, with or without consideration, any security for payment of the Guaranteed Obligations, any other guaranties of the Guaranteed Obligations, or any other obligation of any Person (including any other Guarantor) with respect to the Guaranteed Obligations; (v) enforce and apply any security now or hereafter held by or for the benefit of such Beneficiary in respect hereof or the Guaranteed Obligations and direct the order or manner of sale thereof, or exercise any other right or remedy that such Beneficiary may have against any such security, in each case as such Beneficiary in its discretion may determine consistent herewith or the applicable Hedge Agreement and any applicable security agreement, including foreclosure on any such security pursuant to one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable, and even though such action operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of any Guarantor against Borrower or any security for the Guaranteed Obligations; and (vi) exercise any other rights available to it under the Credit Documents or any Hedge Agreements; and
          (f) this Guaranty and the obligations of Guarantors hereunder shall be valid and enforceable and shall not be subject to any reduction, limitation, impairment, discharge or termination for any reason (other than payment in full of the Guaranteed Obligations), including the occurrence of any of the following, whether or not any Guarantor shall have had notice or knowledge of any of them: (i) any failure or omission to assert or enforce or agreement or election not to assert or enforce, or the stay or enjoining, by order of court, by operation of law or otherwise, of the exercise or enforcement of, any claim or demand or any right, power or remedy (whether arising under the Credit Documents or any Hedge Agreements, at law, in equity or otherwise) with respect to the Guaranteed Obligations or any agreement relating thereto, or with respect to any other guaranty of or security for the payment of the Guaranteed Obligations; (ii) any rescission, waiver, amendment or modification of, or any consent to departure from, any of the terms or provisions (including provisions relating to events of default) hereof, any of the other Credit Documents, any of the Hedge Agreements or any agreement or instrument executed pursuant thereto, or of any other guaranty or security for the Guaranteed Obligations, in each case whether or not in accordance with the terms hereof or such Credit Documents, such Hedge Agreement or any agreement relating to such other guaranty or security; (iii) the Guaranteed Obligations, or any agreement relating thereto, at any time being found to be illegal, invalid or unenforceable in any respect; (iv) the application of payments received from any source (other than payments received pursuant to the other Credit Documents or any of the Hedge Agreements or from the proceeds of any security for the Guaranteed Obligations, except to the extent such security also serves as collateral for indebtedness other than the Guaranteed Obligations) to the payment of indebtedness other than the Guaranteed Obligations, even though any Beneficiary might have elected to apply such payment to any part or all of the Guaranteed Obligations; (v) any Beneficiary’s consent to the change, reorganization or termination of the corporate structure or existence of Borrower or any of its Subsidiaries and to any corresponding restructuring of the Guaranteed Obligations; (vi) any failure to perfect or continue perfection of a security interest in any collateral which secures any of the Guaranteed Obligations; (vii) any defenses, set-offs or counterclaims which Borrower may allege or assert against any Beneficiary in respect of the Guaranteed Obligations, including failure of consideration, breach of warranty, payment, statute of frauds, statute of limitations, accord and satisfaction and usury; and (viii) any other act or thing or omission, or delay to do any other act or thing, which may or might in any manner or to any extent vary the risk of any Guarantor as an obligor in respect of the Guaranteed Obligations.
     7.5. Waivers by Guarantors. Each Guarantor hereby waives, for the benefit of Beneficiaries: (a) any right to require any Beneficiary, as a condition of payment or performance by such Guarantor, to (i) proceed against Borrower, any other guarantor (including any other Guarantor) of the Guaranteed Obligations or any other Person, (ii) proceed against or exhaust any security held from Borrower, any such other guarantor or any other Person, (iii) proceed against or have resort to any balance of any Deposit Account or credit on the books of any Beneficiary in favor of Borrower or any other Person, or (iv) pursue any other remedy in the power of any Beneficiary whatsoever; (b) any defense arising by reason of the incapacity, lack of authority or any disability or other defense of Borrower or any other Guarantor including any defense based on or arising out of the lack of validity or the unenforceability of the Guaranteed Obligations or any agreement or instrument relating thereto or by reason of the cessation of the liability of Borrower or any other Guarantor from any cause other than payment in full of the Guaranteed Obligations; (c) any defense based upon any statute or rule of law which provides that the obligation of a surety must be neither larger in amount nor in other respects more burdensome than that of the principal; (d) any defense based upon any Beneficiary’s errors or omissions in the administration of the Guaranteed Obligations, except behavior which amounts to bad faith; (e) (i) any principles or provisions of law, statutory or otherwise, which are or might be in conflict with the terms hereof and any legal or equitable discharge of such Guarantor’s obligations hereunder, (ii) the benefit of any statute of limitations affecting such Guarantor’s liability hereunder or the enforcement hereof, (iii) any rights to set-offs, recoupments and counterclaims, and (iv) promptness, diligence and any requirement that any Beneficiary protect, secure, perfect or insure any security interest or lien or any property subject thereto; (f) notices, demands, presentments, protests, notices of protest, notices of dishonor and notices of any action or inaction, including acceptance hereof, notices of default hereunder or under the Hedge Agreements or any agreement or instrument related thereto, notices of any renewal, extension or modification of the Guaranteed Obligations or any agreement related thereto, notices of any extension of credit to Borrower and notices of any of the matters referred to in Section 7.4 and any right to consent to any thereof; and (g) any defenses or benefits that may be derived from or afforded by law which limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms hereof.
     7.6. Guarantors’ Rights of Subrogation, Contribution, etc. Until the Guaranteed Obligations shall have been indefeasibly paid in full, each Guarantor hereby waives any claim, right or remedy, direct or indirect, that such Guarantor now has or may hereafter have against Borrower or any other Guarantor or any of its assets in connection with this Guaranty or the performance by such Guarantor of its obligations hereunder, in each case whether such claim, right or remedy arises in equity, under contract, by statute, under common law or otherwise and including (a) any right of subrogation, reimbursement or indemnification that such Guarantor now has or may hereafter have against Borrower with respect to the Guaranteed Obligations, (b) any right to enforce, or to participate in, any claim, right or remedy that any Beneficiary now has or may hereafter have against Borrower, and (c) any benefit of, and any right to participate in, any collateral or security now or hereafter held by any Beneficiary. In addition, until the Guaranteed Obligations shall have been indefeasibly paid in full, each Guarantor shall withhold exercise of any right of contribution such Guarantor may have against any other guarantor (including any other Guarantor) of the Guaranteed Obligations, including any such right of contribution as contemplated by Section 7.2. Each Guarantor further agrees that, to the extent the waiver or agreement to withhold the exercise of its rights of subrogation, reimbursement, indemnification and contribution as set forth herein is found by a court of competent jurisdiction to be void or voidable for any reason, any rights of subrogation, reimbursement or indemnification such Guarantor may have against Borrower or against any collateral or security, and any rights of contribution such Guarantor may have against any such other guarantor, shall be junior and subordinate to any rights any Beneficiary may have against Borrower, to all right, title and interest any Beneficiary may have in any such collateral or security, and to any right any Beneficiary may have against such other guarantor. If any amount shall be paid to any Guarantor on account of any such subrogation, reimbursement, indemnification or contribution rights at any time when all Guaranteed Obligations shall not have been finally and indefeasibly paid in full, such amount shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations, whether matured or unmatured, in accordance with the terms hereof.
     7.7. Subordination of Other Obligations. Any Indebtedness of Borrower or any Guarantor now or hereafter held by any Guarantor (the “Obligee Guarantor”) is hereby subordinated in right of payment to the Guaranteed Obligations, and any such Indebtedness collected or received by the Obligee Guarantor after an Event of Default has occurred and is continuing shall be held in trust for Administrative Agent on behalf of Beneficiaries and shall forthwith be paid over to Administrative Agent for the benefit of Beneficiaries to be credited and applied against the Guaranteed Obligations but without affecting, impairing or limiting in any manner the liability of the Obligee Guarantor under any other provision hereof.
     7.8. Continuing Guaranty. This Guaranty is a continuing guaranty and shall remain in effect until all of the Guaranteed Obligations shall have been paid in full. Each Guarantor hereby irrevocably waives any right to revoke this Guaranty as to future transactions giving rise to any Guaranteed Obligations.
     7.9. Authority of Guarantors or Borrower. It is not necessary for any Beneficiary to inquire into the capacity or powers of any Guarantor or Borrower or the officers, directors or any agents acting or purporting to act on behalf of any of them.
     7.10. Financial Condition of Borrower. The Term Loans may be made to Borrower or continued from time to time, and any Hedge Agreements may be entered into from time to time, in each case without notice to or authorization from any Guarantor regardless of the financial or other condition of Borrower at the time of any such grant or continuation or at the time such Hedge Agreement is entered into, as the case may be. No Beneficiary shall have any obligation to disclose or discuss with any Guarantor its assessment, or any Guarantor’s assessment, of the financial condition of Borrower. Each Guarantor has adequate means to obtain information from Borrower on a continuing basis concerning the financial condition of Borrower and its ability to perform its obligations under the Credit Documents and the Hedge Agreements, and each Guarantor assumes the responsibility for being and keeping informed of the financial condition of Borrower and of all circumstances bearing upon the risk of nonpayment of the Guaranteed Obligations. Each Guarantor hereby waives and relinquishes any duty on the part of any Beneficiary to disclose any matter, fact or thing relating to the business, operations or conditions of Borrower now known or hereafter known by any Beneficiary.
     7.11. Bankruptcy, etc. (a) So long as any Guaranteed Obligations remain outstanding, no Guarantor shall, without the prior written consent of Administrative Agent acting pursuant to the instructions of Requisite Lenders, commence or join with any other Person in commencing any bankruptcy, reorganization or insolvency case or proceeding of or against Borrower or any other Guarantor. The obligations of Guarantors hereunder shall not be reduced, limited, impaired, discharged, deferred, suspended or terminated by any case or proceeding, voluntary or involuntary, involving the bankruptcy, insolvency, receivership, reorganization, liquidation or arrangement of Borrower or any other Guarantor or by any defense which Borrower or any other Guarantor may have by reason of the order, decree or decision of any court or administrative body resulting from any such proceeding.
          (b) Each Guarantor acknowledges and agrees that any interest on any portion of the Guaranteed Obligations which accrues after the commencement of any case or proceeding referred to in clause (a) above (or, if interest on any portion of the Guaranteed Obligations ceases to accrue by operation of law by reason of the commencement of such case or proceeding, such interest as would have accrued on such portion of the Guaranteed Obligations if such case or proceeding had not been commenced) shall be included in the Guaranteed Obligations because it is the intention of Guarantors and Beneficiaries that the Guaranteed Obligations which are guaranteed by Guarantors pursuant hereto should be determined without regard to any rule of law or order which may relieve Borrower of any portion of such Guaranteed Obligations. Guarantors will permit any trustee in bankruptcy, receiver, debtor in possession, assignee for the benefit of creditors or similar Person to pay Administrative Agent, or allow the claim of Administrative Agent in respect of, any such interest accruing after the date on which such case or proceeding is commenced.
          (c) In the event that all or any portion of the Guaranteed Obligations are paid by Borrower, the obligations of Guarantors hereunder shall continue and remain in full force and effect or be reinstated, as the case may be, in the event that all or any part of such payment(s) are rescinded or recovered directly or indirectly from any Beneficiary as a preference, fraudulent transfer or otherwise, and any such payments which are so rescinded or recovered shall constitute Guaranteed Obligations for all purposes hereunder.
     7.12. Discharge of Guaranty Upon Sale of Guarantor. If all of the Equity Interests of any Guarantor or any of its successors in interest hereunder shall be sold or otherwise disposed of (including by merger or consolidation) in accordance with the terms and conditions hereof, the Guaranty of such Guarantor or such successor in interest, as the case may be, hereunder shall automatically be discharged and released without any further action by any Beneficiary or any other Person effective as of the time of such Asset Sale.
     7.13. Indemnity. In addition to the guarantee specified in this Section 7, the Guarantors agree to indemnify and save the Beneficiaries harmless from and against all costs, losses, expenses and damages it may suffer as a result or consequence of any inability by the Beneficiaries to recover the ultimate balance due or remaining unpaid to the Beneficiaries on account of the Guaranteed Obligations, including, without limitation, legal fees incurred by or on behalf of the Beneficiaries which result from any action instituted on the basis of this Agreement.
SECTION 8. EVENTS OF DEFAULT
     8.1. Events of Default. If any one or more of the following conditions or events shall occur:
          (a) Failure to Make Payments When Due. Failure by Borrower to pay (i) when due any installment of principal of any Term Loan, whether at stated maturity, by acceleration, by notice of voluntary prepayment, by mandatory prepayment or otherwise; or (ii) any interest on any Term Loan or any fee or any other amount due hereunder within three Business Days after the date due; or
          (b) Default in Other Agreements. (i) Failure of any Credit Party or any Restricted Subsidiaries of Borrower to pay when due any principal of or interest on or any other amount payable in respect of one or more items of Indebtedness (other than Indebtedness referred to in Section 8.1(a)) in an individual principal amount of $10,000,000 or more or with an aggregate principal amount of $10,000,000 or more, in each case beyond the grace period, if any, provided therefor; or (ii) breach or default by any Credit Party or any Restricted

Subsidiaries with respect to any other material term of one or more items of Indebtedness in the individual or aggregate principal amounts referred to in clause (i) above beyond the grace period, if any, provided thereof, if the effect of such breach or default is to cause, or to permit the holder or holders of that Indebtedness (or a trustee on behalf of such holder or holders), to cause, that Indebtedness to become or be declared due and payable (or redeemable) prior to its stated maturity or the stated maturity of any underlying obligation, as the case may be; or
          (c) Breach of Certain Covenants. Failure of any Credit Party to perform or comply with any term or condition contained in Section 2.3, Sections 5.1(f)(i) and 5.1(f)(ii), Section 5.2 (with respect to existence of any Credit Party) or Section 6; or
          (d) Breach of Representations, etc. Any representation, warranty, certification or other statement made or deemed made by any Credit Party in any Credit Documents or in any statement or certificate at any time given by any Credit Party or any of its Restricted Subsidiaries in writing pursuant hereto or thereto or in connection herewith or therewith shall be false in any material respect as of the date made or deemed made; or
          (e) Other Defaults Under Credit Documents. Any Credit Party shall default in the performance of or compliance with any covenant, condition or agreement contained herein or any of the other Credit Documents, other than any such term referred to in any other Section of this Section 8.1, and such default shall not have been remedied or waived within thirty days after the earlier of (i) an officer of such Credit Party becoming aware of such default or (ii) receipt by Borrower of notice from Administrative Agent or any Lender of such default; or
          (f) Involuntary Bankruptcy; Appointment of Receiver, etc. (i) A court of competent jurisdiction shall enter a decree or order for relief in respect of Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, in an involuntary case under any Insolvency Law which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, under any Insolvency Law; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, receiver-manager, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, and any such event described in this clause (ii) shall continue for sixty days without having been dismissed, bonded or discharged; or

          (g) Voluntary Bankruptcy; Appointment of Receiver, etc. (i) Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, shall have an order for relief entered with respect to it or shall commence a voluntary case under any Insolvency Law or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, receiver-manager, trustee or other custodian for all or a substantial part of its property; or Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, shall make any assignment for the benefit of creditors; or (ii) Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, shall be unable, or shall fail generally, or shall admit in writing its inability, to pay its debts as such debts become due; or the board of directors (or similar governing body) of Borrower or any of its Restricted Subsidiaries that is a Significant Subsidiary, or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to herein or in Section 8.1(f); or
          (h) Judgments and Attachments. Any final money judgment, writ or warrant of attachment or similar process involving (i) in any individual case an amount in excess of $10,000,000 or (ii) in the aggregate at any time an amount in excess of $10,000,000 (in either case to the extent not adequately covered by insurance as to which a solvent and unaffiliated insurance company has acknowledged coverage) shall be entered or filed against Borrower or any of its Restricted Subsidiaries or any of their respective assets and shall remain undischarged, unvacated, unbonded or unstayed for a period of sixty days (or in any event later than five days prior to the date of any proposed sale thereunder); or
          (i) Dissolution. Any order, judgment or decree shall be entered against any Credit Party decreeing the dissolution, winding up, or split up of such Credit Party and such order shall remain undischarged or unstayed for a period in excess of thirty days; or
          (j) Employee Benefit Plans. (i) There shall occur one or more ERISA Events with respect to Borrower, any of its Subsidiaries, or any of their respective ERISA Affiliates which individually or in the aggregate results in or could reasonably be expected to result in liability of Borrower or any of its Restricted Subsidiaries in excess of $10,000,000 during the term hereof; or (ii) there exists any fact or circumstance that reasonably could be expected to result in the imposition of a Lien or security interest under Section 412(n) of the Internal Revenue Code or under ERISA constituting a Material Adverse Effect.
          (k) Change of Control. A Change of Control shall occur; or
          (l) Guaranties, Collateral Documents and other Credit Documents. At any time after the execution and delivery thereof, (i) the Guaranty for any reason, other than the satisfaction in full of all Obligations, shall cease to be in full force and effect (other than in accordance with its terms) or shall be declared to be null and void or any Guarantor shall repudiate its obligations thereunder, (ii) this Agreement or any Collateral Document ceases to be in full force and effect (other than by reason of a release of Collateral in accordance with the terms hereof or thereof or the satisfaction in full of the Obligations in accordance with the terms hereof) or shall be declared null and void, or Collateral Agent shall not have or shall cease to have a valid and perfected Lien in any Collateral purported to be covered by the Collateral Documents with the priority required by the relevant Collateral Document, in each case for any reason other than the failure of Collateral Agent or any Secured Party to take any action within its control, or (iii) any Credit Party shall contest the validity or enforceability of any Credit Documents in writing or deny in writing that it has any further liability, under any Credit Documents to which it is a party or shall contest the validity or perfection of any Lien in any Collateral purported to be covered by the Collateral Documents; or
          (m) Offer to Prepay. Borrower shall fail to make an Offer to Prepay required pursuant to Sections 2.11(a) or (b) hereof.
THEN, (1) upon the occurrence of any Event of Default described in Section 8.1(f) or 8.1(g), automatically, and (2) upon the occurrence and during the continuation of any other Event of Default, at the request of (or with the consent of) Requisite Lenders, upon notice to Borrower by Administrative Agent, (A) each of the following shall immediately become due and payable, in each case without presentment, demand, protest or other requirements of any kind, all of which are hereby expressly waived by each Credit Party: (I) the unpaid principal amount of and accrued interest on the Term Loans, (II) all other Obligations; and (B) Administrative Agent may cause Collateral Agent to enforce any and all Liens and security interests created pursuant to the Collateral Documents.
SECTION 9. AGENTS
     9.1. Appointment of Agents. GSCP is hereby appointed Administrative Agent, Collateral Agent and Syndication Agent hereunder and under the other Credit Documents and each Lender hereby authorizes GSCP to act as Administrative Agent, Collateral Agent and Syndication Agent in accordance with the terms hereof and the other Credit Documents. Each Agent hereby agrees to act in its capacity as such upon the express conditions contained herein and the other Credit Documents, as applicable. Except to the extent set forth in Section 9.8(b), the provisions of this Section 9 are solely for the benefit of Agents and Lenders and no Credit Party shall have any rights as a third party beneficiary of any of the provisions thereof. In performing its functions and duties hereunder, each Agent shall act solely as an agent of Lenders and does not assume and shall not be deemed to have assumed any obligation towards or relationship of agency or trust with or for Borrower or any of its Restricted Subsidiaries. The Syndication Agent without consent of or notice to any party hereto, may assign any and all of its rights or obligations hereunder to any of its Affiliates. As of the Closing Date GSCP, in its capacity as Syndication Agent, shall have no obligations but shall be entitled to all benefits of this Section 9.
     9.2. Powers and Duties. Each Lender irrevocably authorizes each Agent to take such action on such Lender’s behalf and to exercise such powers, rights and remedies hereunder and under the other Credit Documents as are specifically delegated or granted to such Agent by the terms hereof and thereof, together with such powers, rights and remedies as are reasonably incidental thereto. Each Agent shall have only those duties and responsibilities that are expressly specified herein and the other Credit Documents. Each Agent may exercise such powers, rights and remedies and perform such duties by or through its agents or employees. No Agent shall have, by reason hereof or any of the other Credit Documents, a fiduciary relationship in respect of any Lender; and nothing herein or any of the other Credit Documents, expressed or implied, is intended to or shall be so construed as to impose upon any Agent any obligations in respect hereof or any of the other Credit Documents except as expressly set forth herein or therein.
     9.3. General Immunity.
          (a) No Responsibility for Certain Matters. No Agent shall be responsible to any Lender for the execution, effectiveness, genuineness, validity, enforceability, collectability or sufficiency hereof or any other Credit Documents or for any representations, warranties, recitals or statements made herein or therein or made in any written or oral statements or in any financial or other statements, instruments, reports or certificates or any other documents furnished or made by any Agent to Lenders or by or on behalf of any Credit Party, any Lender or any person providing the settlement service to any Agent or any Lender in connection with the Credit Documents and the transactions contemplated thereby or for the financial condition or business affairs of any Credit Party or any other Person liable for the payment of any Obligations, nor shall any Agent be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained in any of the Credit Documents or as to the use of the proceeds of the Term Loans or as to the existence or possible existence of any Event of Default or Default or to make any disclosures with respect to the foregoing. Anything contained herein to the contrary notwithstanding, Administrative Agent shall not have any liability to any Lender arising from confirmations of the amount of outstanding Term Loans.
          (b) Exculpatory Provisions. No Agent nor any of its officers, partners, directors, employees or agents shall be liable to Lenders for any action taken or omitted by any Agent under or in connection with any of the Credit Documents except to the extent such have been found by a final, non-appealable judgment of a court to have been caused by such Agent’s gross negligence or willful misconduct. Each Agent shall be entitled to refrain from any act or the taking of any action (including the failure to take an action) in connection herewith or any of the other Credit Documents or from the exercise of any power, discretion or authority vested in it hereunder or thereunder unless and until such Agent shall have received instructions in respect thereof from Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5) and, upon receipt of such instructions from Requisite Lenders (or such other Lenders, as the case may be), such Agent shall be entitled to act or (where so instructed) refrain from acting, or to exercise such power, discretion or authority, in accordance with such instructions. Without prejudice to the generality of the foregoing, (i) each Agent shall be entitled to rely, and shall be fully protected in relying, upon any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper Person or Persons, including any settlement confirmation or other communication issues by any settlement service, and shall be entitled to rely and shall be protected in relying on opinions and judgments of attorneys (who may be attorneys for Borrower and its Subsidiaries), accountants, experts and other professional advisors selected by it; and (ii) no Lender shall have any right of action whatsoever against any Agent as a result of such Agent acting or (where so instructed) refraining from acting hereunder or any of the other Credit Documents in accordance with the instructions of Requisite Lenders (or such other Lenders as may be required to give such instructions under Section 10.5).
          (c) Delegation of Duties. Administrative Agent may perform any and all of its duties and exercise its rights and powers under this Agreement or under any other Credit Documents by or through any one or more sub-agents appointed by Administrative Agent. Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory, indemnification and other provisions of this Section 9.3 and of Section 9.6 shall apply to any of the Affiliates of Administrative Agent and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent. All of the rights, benefits, and privileges (including the exculpatory and indemnification provisions) of this Section 9.3 and of Section 9.6 shall apply to any such sub-agent and to the Affiliates of any such sub-agent, and shall apply to their respective activities as sub-agent as if such sub-agent and Affiliates were named herein. Notwithstanding anything herein to the contrary, with respect to each sub-agent appointed by Administrative Agent, (i) such sub-agent shall be a third party beneficiary under this Agreement with respect to all such rights, benefits and privileges (including exculpatory rights and rights to indemnification) and shall have all of the rights and benefits of a third party beneficiary, including an independent right of action to enforce such rights, benefits and privileges (including exculpatory rights and rights to indemnification) directly, without the consent or joinder of any other Person, against any or all of the Credit Parties and the Lenders, (ii) such rights, benefits and privileges (including exculpatory rights and rights to indemnification) shall not be modified or amended without the consent of such sub-agent, and (iii) such sub-agent shall only have obligations to Administrative Agent and not to any Credit Party, Lender or any other Person and no Credit Party, Lender or any other Person shall have any rights, directly or indirectly, as a third party beneficiary or otherwise, against such sub-agent.
     9.4. Agents Entitled to Act as Lender. The agency hereby created shall in no way impair or affect any of the rights and powers of, or impose any duties or obligations upon, any Agent in its individual capacity as a Lender hereunder. With respect to its participation in the Term Loans, each Agent shall have the same rights and powers hereunder as any other Lender and may exercise the same as if it were not performing the duties and functions delegated to it hereunder, and the term “Lender” shall, unless the context clearly otherwise indicates, include each Agent in its individual capacity. Any Agent and its Affiliates may accept deposits from, lend money to, own securities of, and generally engage in any kind of banking, trust, financial advisory or other business with Borrower or any of its Affiliates as if it were not performing the duties specified herein, and may accept fees and other consideration from Borrower for services in connection herewith and otherwise without having to account for the same to Lenders.
     9.5. Lenders’ Representations, Warranties and Acknowledgment.
          (a) Each Lender represents and warrants that it has made its own independent investigation of the financial condition and affairs of Borrower and its Subsidiaries in connection with the Term Loans made hereunder and that it has made and shall continue to make its own appraisal of the creditworthiness of Borrower and its Subsidiaries. No Agent shall have any duty or responsibility, either initially or on a continuing basis, to any Lender to make any such investigation or any such appraisal on behalf of Lenders or to provide any Lender with any credit or other information with respect thereto, whether coming into its possession before the making of the Term Loans or at any time or times thereafter, and no Agent shall have any responsibility to any Lender with respect to the accuracy of or the completeness of any information provided to Lenders.
          (b) Each Lender, by delivering its signature page to this Agreement, an Assignment Agreement and funding its Term Loans, on the Closing Date, shall be deemed to have acknowledged receipt of, and consented to and approved, each Credit Document and each other document required to be approved by any Agent, Requisite Lenders or Lenders, as applicable on the Closing Date.
     9.6. Right to Indemnity. Each Lender, in proportion to its Pro Rata Share, severally agrees to indemnify each Agent, to the extent that such Agent shall not have been reimbursed by any Credit Party, for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses (including counsel fees and disbursements) or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against such Agent in exercising its powers, rights and remedies or performing its duties hereunder or under the other Credit Documents or otherwise in its capacity as such Agent in any way relating to or arising out of this Agreement or the other Credit Documents; provided, no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements to the extent the same have been found by a final, non-appealable judgment of a court to have resulted from such Agent’s gross negligence or willful misconduct. If any indemnity furnished to any Agent for any purpose shall, in the opinion of such Agent, be insufficient or become impaired, such Agent may call for additional indemnity and cease, or not commence, to do the acts indemnified against until such additional indemnity is furnished; provided, in no event shall this sentence require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement in excess of such Lender’s Pro Rata Share thereof; and provided further, this sentence shall not be deemed to require any Lender to indemnify any Agent against any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement described in the proviso in the immediately preceding sentence.
     9.7. Successor Administrative Agent and Collateral Agent (a) (a) Administrative Agent may resign at any time by giving thirty days’ prior written notice thereof to Lenders and Borrower, and Administrative Agent may be removed at any time with or without cause by an instrument or concurrent instruments in writing delivered to Borrower and Administrative Agent and signed by Requisite Lenders. Upon any such notice of resignation or any such removal, Requisite Lenders shall have the right, upon five Business Days’ notice to Borrower, to appoint a successor Administrative Agent. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, that successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Administrative Agent and the retiring or removed Administrative Agent shall promptly transfer to such successor Administrative Agent all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Administrative Agent under the Credit Documents, whereupon such retiring or removed

Administrative Agent shall be discharged from its duties and obligations hereunder. After any retiring or removed Administrative Agent’s resignation or removal hereunder as Administrative Agent, the provisions of this Section 9 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Administrative Agent hereunder. Any successor Administrative Agent appointed pursuant to this Section shall, upon its acceptance of such appointment, become the successor Collateral Agent for all purposes hereunder.
          (b) In addition to the foregoing, Collateral Agent may resign at any time by giving thirty 30 days’ prior written notice thereof to Lenders and the Grantors, and Collateral Agent may be removed at any time with or without cause by an instrument or concurrent instruments in writing delivered to the Grantors and Collateral Agent signed by the Requisite Lenders. Upon any such notice of resignation or any such removal, Requisite Lenders shall have the right, upon five Business Days’ notice to Administrative Agent, to appoint a successor Collateral Agent. Upon the acceptance of any appointment as Collateral Agent hereunder by a successor Collateral Agent, that successor Collateral Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Collateral Agent under this Agreement and the Collateral Documents, and the retiring or removed Collateral Agent under this Agreement shall promptly (i) transfer to such successor Collateral Agent all sums, Securities and other items of Collateral held hereunder or under the Collateral Documents, together with all records and other documents necessary or appropriate in connection with the performance of the duties of the successor Collateral Agent under this Agreement and the Collateral Documents, and (ii) execute and deliver to such successor Collateral Agent or otherwise authorize the filing of such amendments to financing statements, and take such other actions, as may be necessary or appropriate in connection with the assignment to such successor Collateral Agent of the security interests created under the Collateral Documents, whereupon such retiring or removed Collateral Agent shall be discharged from its duties and obligations under this Agreement and the Collateral Documents. After any retiring or removed Collateral Agent’s resignation or removal hereunder as Collateral Agent, the provisions of this Agreement and the Collateral Documents shall inure to its benefit as to any actions taken or omitted to be taken by it under this Agreement or the Collateral Documents while it was Collateral Agent hereunder.
     9.8. Collateral Documents and Guaranty.
          (a) Agents under Collateral Documents and Guaranty. Each Secured Party hereby further authorizes Administrative Agent or Collateral Agent, as applicable, on behalf of and for the benefit of Secured Parties, to be the agent for and representative of the Secured Parties with respect to the Guaranty, the Collateral and the Collateral Documents; provided that neither Administrative Agent nor Collateral Agent shall owe any fiduciary duty, duty of loyalty, duty of care, duty of disclosure or any other obligation whatsoever to any holder of Obligations with respect to any Hedge Agreement. Subject to Section 10.5, without further written consent or authorization from any Secured Party, Administrative Agent or Collateral Agent, as applicable may execute any documents or instruments necessary to (i) in connection with a sale or disposition of assets permitted by this Agreement, release any Lien encumbering any item of Collateral that is the subject of such sale or other disposition of assets or to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented or (ii) release any Guarantor from the Guaranty pursuant to Section 7.12 or with respect to which Requisite Lenders (or such other Lenders as may be required to give such consent under Section 10.5) have otherwise consented.
          (b) Right to Realize on Collateral and Enforce Guaranty. Anything contained in any of the Credit Documents to the contrary notwithstanding, Borrower, Administrative Agent, Collateral Agent and each Secured Party hereby agree that (i) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guaranty, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the Collateral Documents may be exercised solely by Collateral Agent, and (ii) in the event of a foreclosure by Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and Collateral Agent, as agent for and representative of Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless Requisite Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by Collateral Agent at such sale or other disposition.
          (c) Rights under Hedge Agreements. No Hedge Agreement will create (or be deemed to create) in favor of any Lender Counterparty that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Guarantor under the Credit Documents except as expressly provided in Section 9.2 of the US Security Agreement.
SECTION 10. MISCELLANEOUS
     10.1. Notices.
          (a) Notices. Any Notice shall be executed by an Authorized Officer in a writing delivered to Administrative Agent. In lieu of delivering a Conversion/Continuation Notice, Borrower may give Administrative Agent telephonic notice by the required time of any conversion/continuation; provided each such Notice shall be promptly confirmed in writing by delivery of the applicable Notice to Administrative Agent on or before the Conversion/Continuation Date. Neither Administrative Agent nor any Lender shall incur any liability to Borrower in acting upon any telephonic notice referred to above that Administrative Agent believes in good faith to have been given by a duly authorized officer or other person authorized on behalf of Borrower or for otherwise acting in good faith.
          (b) Notices Generally. Any notice or other communication herein required or permitted to be given to a Credit Party, Syndication Agent, Collateral Agent, or Administrative Agent, shall be sent to such Person’s address as set forth on Appendix B or in the other relevant Credit Documents, and in the case of any Lender, the address as indicated on Appendix B or otherwise indicated to Administrative Agent in writing. Except as otherwise set forth in paragraph (c) below, each notice hereunder shall be in writing and may be personally served, telexed or sent by telefacsimile or United States or Canadian mail or courier service and shall be deemed to have been given when delivered in person or by courier service and signed for against receipt thereof, upon receipt of telefacsimile or telex, or seven Business Days after depositing it in the United States or Canadian mail with postage prepaid and properly addressed; provided, no notice to any Agent shall be effective until received by such Agent; provided further, any such notice or other communication shall at the request of Administrative Agent be provided to any sub-agent appointed pursuant to Section 9.3(c) hereto as designated by Administrative Agent from time to time.
          (c) Electronic Communications.
          (i) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites, including the Platform) pursuant to procedures approved by Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Section 2 if such Lender has notified Administrative Agent that it is incapable of receiving notices under such Section by electronic communication. Administrative Agent or Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications. Unless Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.
          (ii) Each of the Credit Parties understands that the distribution of material through an electronic medium is not necessarily secure and that there are confidentiality and other risks associated with such distribution and agrees and assumes the risks associated with such electronic distribution, except to the extent any such loss, claim, damage or liability has been found by a final, non-appealable judgment of a court to have been caused by the willful misconduct, gross negligence or bad faith of, or material breach of its obligations under the Credit Documents by, Administrative Agent.
          (iii) The Platform and any Approved Electronic Communications are provided “as is” and “as available”. None of the Agents or any of their respective officers, directors, employees, agents, advisors or representatives (the “Agent Affiliates”) warrant the accuracy, adequacy, or completeness of the Approved Electronic Communications or the Platform and each expressly disclaims liability for errors or omissions in the Platform and the Approved Electronic Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects is made by the Agent Affiliates in connection with the Platform or the Approved Electronic Communications.
          (iv) Each of the Credit Parties, the Lenders and the Agents agree that Administrative Agent may, but shall not be obligated to, store any Approved Electronic Communications on the Platform in accordance with Administrative Agent’s customary document retention procedures and policies.
     10.2. Expenses. Borrower agrees to pay promptly (a) all the documented actual and reasonable costs and expenses of preparation of the Credit Documents and any consents, amendments, waivers or other modifications thereto; (b) all the costs of furnishing all opinions by counsel for Borrower and the other Credit Parties; (c) the documented reasonable fees, expenses and disbursements of counsel to Agents in connection with the negotiation, preparation, execution and administration of the Credit Documents and any consents, amendments, waivers or other modifications thereto and any other documents or matters requested by Borrower; (d) all the documented actual costs and reasonable expenses of creating, perfecting and recording Liens in favor of Collateral Agent, for the benefit of the Secured Parties, including filing and recording fees and expenses, stamp or documentary taxes, search fees, title insurance premiums and documented reasonable fees, expenses and disbursements of counsel to each Agent and of counsel providing any opinions that any Agent or Requisite Lenders may reasonably request in respect of the Collateral or the Liens created pursuant to the Collateral Documents; (e) all the documented actual costs and reasonable fees, expenses and disbursements of any auditors, accountants, consultants or appraisers; (f) all the documented actual costs and reasonable expenses (including the reasonable fees, expenses and disbursements of any appraisers, consultants, advisors and agents employed or retained by Collateral Agent and its counsel) in connection with the custody or preservation of any of the Collateral; (g) all other actual and reasonable and documented costs and expenses incurred by each Agent in connection with the syndication of the Term Loans and Term Loan Commitments and the negotiation, preparation and execution of the Credit Documents and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby; and (h) after the occurrence of a Default or an Event of Default, all documented costs and expenses, including reasonable attorneys’ fees and costs of settlement, incurred by any Agent and Lenders in enforcing any Obligations of or in collecting any payments due from any Credit Party hereunder or under the other Credit Documents by reason of such Default or Event of Default (including in connection with the sale, lease or license of, collection from, or other realization upon any of the Collateral or the enforcement of the Guaranty) or in connection with any refinancing or restructuring of the credit arrangements provided hereunder in the nature of a “work-out” or pursuant to any insolvency or bankruptcy cases or proceedings.
     10.3. Indemnity.
          (a) In addition to the payment of expenses pursuant to Section 10.2, each Credit Party agrees to defend (subject to Indemnitees’ selection of counsel), indemnify, pay and hold harmless, each Agent and Lender and the officers, partners, members, directors, trustees, advisors, employees, agents, sub-agents and Affiliates of each Agent and each Lender (each, an “Indemnitee”), from and against any and all Indemnified Liabilities; provided, no Credit Party shall have any obligation to any Indemnitee hereunder with respect to any Indemnified Liabilities to the extent such Indemnified Liabilities have been found by a final, non-appealable judgment of a court to have arisen from the gross negligence, willful misconduct or bad faith of, or material breach of its obligations under the Credit Documents by, that Indemnitee. To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in this Section 10.3 may be unenforceable in whole or in part because they are violative of any law or public policy, the applicable Credit Party shall contribute to the amount paid or payable by the Indemnitee as a result of such Indemnified Liability in such proportion as is appropriate to reflect the relative economic interests of (i) Borrower and its affiliates, stockholders, partners or other equity holders, on the one hand, and (ii) the Indemnitee, on the other hand, in the matters contemplated by the Credit Documents as well as the relative fault of (i) Borrower and its affiliates, stockholders, partners or other equity holders, on the one hand, and (ii) the Indemnitee, on the other hand, with respect to such Indemnified Liabilities and any other relevant equitable considerations.
          (b) To the extent permitted by applicable law, no Credit Party shall assert, and each Credit Party hereby waives, any claim against each Lender, each Agent and their respective Affiliates, directors, employees, attorneys, agents or sub-agents, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Documents or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Term Loans or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and Borrower hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.
     10.4. Set-Off. In addition to any rights now or hereafter granted under applicable law and not by way of limitation of any such rights, upon the occurrence of any Event of Default each Lender is hereby authorized by each Credit Party at any time or from time to time subject to the consent of Administrative Agent (such consent not to be unreasonably withheld or delayed), without notice to any Credit Party or to any other Person (other than Administrative Agent), any such notice being hereby expressly waived, to set off and to appropriate and to apply any and all deposits (general or special, including Indebtedness evidenced by certificates of deposit, whether matured or unmatured, but not including trust accounts) and any other Indebtedness at any time held or owing by such Lender to or for the credit or the account of any Credit Party against and on account of the obligations and liabilities of any Credit Party to such Lender hereunder, and under the other Credit Documents, including all claims of any nature or description arising out of or connected hereto or with any other Credit Documents, irrespective of whether or not (a) such Lender shall have made any demand hereunder or (b) the principal of or the interest on the Term Loans or any other amounts due hereunder shall have become due and payable pursuant to Section 2 and although such obligations and liabilities, or any of them, may be contingent or unmatured.

     10.5. Amendments and Waivers.
          (a) Requisite Lenders’ Consent. Subject to the additional requirements of Sections 10.5(b) and 10.5(c), no amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall in any event be effective without the written concurrence of the Requisite Lenders; provided that Administrative Agent may, with the consent of Borrower only, amend, modify or supplement this Agreement to cure any ambiguity, omission, defect or inconsistency, so long as such amendment, modification or supplement does not adversely affect the rights of any Lender.
          (b) Affected Lenders’ Consent. Without the written consent of each Lender that would be affected thereby, no amendment, modification, termination, or consent shall be effective if the effect thereof would:
          (i) extend the scheduled final maturity of any Term Loan or Term Loan Note;
          (ii) waive, reduce or postpone any scheduled repayment (but not prepayment);
          (iii) reduce the rate of interest on any Term Loan (other than any waiver of any increase in the interest rate applicable to any Term Loan pursuant to Section 2.7) or any fee payable hereunder;
          (iv) extend the time for payment of any such interest or fees;
          (v) reduce the principal amount of any Term Loan;
          (vi) amend, modify, terminate or waive any provision of this Section 10.5(b), Section 10.5(c) or any other provision of this Agreement that expressly provides that the consent of all Lenders is required;
          (vii) amend the definition of “Requisite Lenders” or “Pro Rata Share”;
          (viii) release all or substantially all of the Collateral or all or substantially all of the Guarantors from the Guaranty except as expressly provided in the Credit Documents; or
          (ix) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under any Credit Documents.
          (c) Other Consents. No amendment, modification, termination or waiver of any provision of the Credit Documents, or consent to any departure by any Credit Party therefrom, shall:
          (i) alter the required application of any repayments or prepayments pursuant to Section 2.12 without the consent of Lenders holding more than 50% of the aggregate Term Loan Exposure of all Lenders which is being allocated a lesser repayment or prepayment as a result thereof; provided, Requisite Lenders may waive, in whole or in part, any prepayment so long as the application of any portion of such prepayment which is still required to be made is not altered;
          (ii) amend, modify or waive this Agreement, the US Security Agreement or the Canadian Security Agreement, so as to alter the ratable treatment of Obligations arising under the Credit Documents and Obligations arising under Hedge Agreements or the definition of “Lender Counterparty,” “Hedge Agreement,” “Obligations,” or “Secured Obligations” in each case in a manner adverse to any Lender Counterparty with Obligations then outstanding without the written consent of any such Lender Counterparty; or
          (iii) amend, modify, terminate or waive any provision of Section 9 as the same applies to any Agent, or any other provision hereof as the same applies to the rights or obligations of any Agent, in each case without the consent of such Agent.
          (d) Execution of Amendments, etc. Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute amendments, modifications, waivers or consents on behalf of such Lender. Any waiver or consent shall be effective only in the specific instance and for the specific purpose for which it was given. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances. Any amendment, modification, termination, waiver or consent effected in accordance with this Section 10.5 shall be binding upon each Lender at the time outstanding, each future Lender and, if signed by a Credit Party, on such Credit Party.
     10.6. Successors and Assigns; Participations.
          (a) Generally. This Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of the parties hereto and the successors and assigns of Lenders. No Credit Party’s rights or obligations hereunder nor any interest therein may be assigned or delegated by any Credit Party without the prior written consent of all Lenders. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby and, to the extent expressly contemplated hereby, Affiliates of each of the Agents and Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.
          (b) Register. Notwithstanding anything to the contrary in the Credit Documents, Borrower, Administrative Agent and the Lenders shall deem and treat the Persons listed as Lenders in the Register as the holders and owners of the corresponding Term Loan Commitments and Term Loans listed therein for all purposes hereof, and no assignment or transfer of any such Term Loan Commitment or Term Loan shall be effective, in each case, unless and until recorded by Administrative Agent in the Register following receipt of an Assignment Agreement effecting the assignment or transfer thereof, together with the required forms and certificates regarding tax matters and any fees payable in connection with such assignment, in each case, as provided in Section 10.6(d). Each assignment shall be recorded in the Register on the Business Day the settlement confirmation or Assignment Agreement is received by Administrative Agent, if received by 12:00 noon New York City time, and on the following Business Day if received after such time, prompt notice thereof shall be provided to Borrower and a copy of such Assignment Agreement or settlement confirmation shall be maintained, as applicable. The date of such recordation of a transfer shall be referred to herein as the “Assignment Effective Date.” Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is listed in the Register as a Lender shall be conclusive and binding on any subsequent holder, assignee or transferee of the corresponding Term Loan Commitments or Term Loans.
          (c) Right to Assign. Each Lender shall have the right at any time to sell, assign or transfer all or a portion of its rights and obligations under this Agreement, including all or a portion of its Term Loan Commitment or Term Loans owing to it or other Obligations (provided, however, that pro rata assignments shall not be required and each assignment shall be of a uniform, and not varying, percentage of all rights and obligations under and in respect of any applicable Term Loan and any related Tem Loan Commitments):
          (i) to any Person meeting the criteria of clause (i) of the definition of the term of “Eligible Assignee” upon the giving of notice to Borrower and Administrative Agent; and
          (ii) to any Person meeting the criteria of clause (ii) of the definition of the term of “Eligible Assignee” upon giving of notice to Borrower and Administrative Agent; provided, further each such assignment pursuant to this Section 10.6(c)(ii) shall be in an aggregate amount of not less than (A) $1,000,000 (or such lesser amount as may be agreed to by Borrower and Administrative Agent or as shall constitute the aggregate amount of the Term Loans) with respect to the assignment of the Term Loans. Related Funds shall be aggregated for purposes of determining compliance with such minimum assignment amount.
          (d) Mechanics. Assignments and assumptions of Term Loans and Term Loan Commitments by Lenders shall be effected by manual execution and delivery to Administrative Agent of an Assignment Agreement. Assignments made pursuant to the foregoing provision shall be effective as of the Assignment Effective Date. In connection with all assignments there shall be delivered by the assigning or assignee Lender (and not by any Credit Party, except to the extent provided in Section 2.19 hereof), to Administrative Agent a payment of a registration and processing fee of $3,500 (with no more than one such fee payable in connection with simultaneous assignments to or by two or more Related Funds) (except that no such registration and processing fee shall be payable (y) in connection with an assignment by or to GSCP or any Affiliate thereof or (z) in the case of an Assignee which is already a Lender or is an affiliate or Related Fund of a Lender or a Person under common management with a Lender).
          (e) Representations and Warranties of Assignee. Each Lender, upon execution and delivery hereof or upon succeeding to an interest in the Term Loan Commitments and Term Loans, as the case may be, represents and warrants as of the Closing Date or as of the Assignment Effective Date that (i) it is an Eligible Assignee; (ii) it has experience and expertise in the making of or investing in commitments or loans such as the applicable Term Loan Commitments or Term Loans, as the case may be; and (iii) it will make or invest in, as the case may be, its Term Loan Commitments or Term Loans for its own account in the ordinary course and without a view to distribution of such Term Loan Commitments or Term Loans within the meaning of the Securities Act or the Exchange Act or other securities laws (it being understood that, subject to the provisions of this Section 10.6, the disposition of such Term Loan Commitments or Term Loans or any interests therein shall at all times remain within its exclusive control).
          (f) Effect of Assignment. Subject to the terms and conditions of this Section 10.6, as of the “Assignment Effective Date” (i) the assignee thereunder shall have the rights and obligations of a “Lender” hereunder to the extent of its interest in the Term Loans and Term Loan Commitments as reflected in the Register and shall thereafter be a party hereto and a “Lender” for all purposes hereof; (ii) the assigning Lender thereunder shall, to the extent that rights and obligations hereunder have been assigned to the assignee, relinquish its rights (other than any rights which survive the termination hereof under Section 10.8) and be released from its obligations hereunder (and, in the case of an assignment covering all or the remaining portion of an assigning Lender’s rights and obligations hereunder, such Lender shall cease to be a party hereto on the Assignment Effective Date; provided, anything contained in any of the Credit Documents to the contrary notwithstanding, such assigning Lender shall continue to be entitled to the benefit of all indemnities hereunder as specified herein with respect to matters arising out of the prior involvement of such assigning Lender as a Lender hereunder); (iii) the Term Loan Commitments shall be modified to reflect any Term Loan Commitment of such assignee; and (iv) if any such assignment occurs after the issuance of any Term Loan Note hereunder, the assigning Lender shall, upon the effectiveness of such assignment or as promptly thereafter as practicable, surrender its applicable Term Loan Notes to Administrative Agent for cancellation, and thereupon Borrower shall issue and deliver new Term Loan Notes representing the same continuing Indebtedness, if so requested by the assignee and/or assigning Lender, to such assignee and/or to such assigning Lender, with appropriate insertions, to reflect outstanding Term Loans of the assignee and/or the assigning Lender. For greater certainty, any assignment by a Lender pursuant to this Section 10.6 shall not in any way constitute or be deemed to constitute a novation, discharge, rescission, extinguishment or substitution of the existing indebtedness and any indebtedness so assigned shall continue to be the same obligation and not a new obligation.
          (g) Participations.
          (i) Each Lender shall have the right at any time to sell one or more participations to any Person (other than Borrower, any of its Subsidiaries or any of its Affiliates) in all or any part of its Term Loan Commitments, Term Loans or in any other Obligation; provided that (i) such Lender shall remain listed in the register as the holder of any such Term Loan; (ii) such Lender’s obligations under this Agreement shall remain unchanged, (iii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iv) the Credit Parties, Administrative Agent, and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. For greater certainty, any sale of a participation by a Lender pursuant to this Section 10.6 or Section 2.14 shall not in any way constitute or be deemed to constitute a novation, discharge, rescission, extinguishment or substitution of the existing indebtedness and any indebtedness so assigned shall continue to be the same obligation and not a new obligation.

          (ii) The holder of any such participation, other than an Affiliate of the Lender granting such participation, shall not be entitled to require such Lender to take or omit to take any action hereunder except with respect to any amendment, modification or waiver that would (A) extend the final scheduled maturity of the Term Loans or Term Loan Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory reduction in the Term Loan Commitment shall not constitute a change in the terms of such participation, and that an increase in any Term Loan Commitment or Term Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (B) consent to the assignment or transfer by any Credit Party of any of its rights and obligations under this Agreement or (C) release all or substantially all of the Collateral under the Collateral Documents (except as expressly provided in the Credit Documents) supporting the Term Loans hereunder in which such participant is participating.
          (iii) Each Lender hereby directs Borrower to pay, and Borrower hereby agrees to pay, each lender participant to whom such Lender shall have sold a participation, any amount such participant would be entitled to receive under and in accordance with Sections 2.15(c), 2.16 and 2.17 if it were a Lender and had acquired its interest by assignment pursuant to paragraph (c) of this Section 10.6 (provided that such participant agrees to be subject to Section 2.18 as though it were a Lender); provided, any such payment to a participant shall not be greater than the payment under Sections 2.15(c), 2.16 and 2.17 that the applicable Lender would have been entitled to receive with respect to the participation sold to such participant; provided further that, except as specifically set forth in the foregoing proviso, nothing herein shall require any notice to Borrower or any other Person in connection with the sale of any participation. To the extent permitted by law, each participant also shall be entitled to the benefits of Section 10.4 as though it were a Lender, provided such Participant agrees to be subject to Section 2.14 as though it were a Lender and any amount of set-off in respect of amounts owed by a Credit Party under this Agreement shall be deemed to be a payment by the Credit Party to the Lender which has sold the participation, in respect of the amount so set-off.
          (h) Certain Other Assignments and Participations. In addition to any other assignment or participation permitted pursuant to this Section 10.6 any Lender may assign and/or pledge all or any portion of its Term Loans, the other Obligations owed by or to such Lender, and its Term Loan Notes, if any, to secure obligations of such Lender including any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by such Federal Reserve Bank; provided, that no Lender, as between Borrower and such Lender, shall be relieved of any of its obligations hereunder as a result of any such assignment and pledge, and provided further, that in no event shall the applicable Federal Reserve Bank, pledgee or trustee, be considered to be a “Lender” or be entitled to require the assigning Lender to take or omit to take any action hereunder.

     10.7. Independence of Covenants. All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or would otherwise be within the limitations of, another covenant shall not avoid the occurrence of a Default or an Event of Default if such action is taken or condition exists.
     10.8. Survival of Representations, Warranties and Agreements. All representations, warranties and agreements made herein shall survive the execution and delivery hereof and the making of the Term Loans. Notwithstanding anything herein or implied by law to the contrary, the agreements of each Credit Party set forth in Sections 2.15(c), 2.16, 2.17, 10.2, 10.3 and 10.4 and the agreements of Lenders set forth in Sections 2.14, 2.17, 9.3(b) and 9.6 shall survive the payment of the Term Loans.
     10.9. No Waiver; Remedies Cumulative. No failure or delay on the part of any Agent or any Lender in the exercise of any power, right or privilege hereunder or under any other Credit Documents shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. The rights, powers and remedies given to each Agent and each Lender hereby are cumulative and shall be in addition to and independent of all rights, powers and remedies existing by virtue of any statute or rule of law or in any of the other Credit Documents or any of the Hedge Agreements. Any forbearance or failure to exercise, and any delay in exercising, any right, power or remedy hereunder shall not impair any such right, power or remedy or be construed to be a waiver thereof, nor shall it preclude the further exercise of any such right, power or remedy.
     10.10. Marshalling; Payments Set Aside. Neither any Agent nor any Lender shall be under any obligation to marshal any assets in favor of any Credit Party or any other Person or against or in payment of any or all of the Obligations. To the extent that any Credit Party makes a payment or payments to Administrative Agent or the Lenders (or to Administrative Agent, on behalf of the Lenders), or any Agent or the Lenders enforce any security interests or exercise their rights of setoff, and such payment or payments or the proceeds of such enforcement or setoff or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to a trustee, receiver or any other party under any bankruptcy law, any other state or federal law, common law or any equitable cause, then, to the extent of such recovery, the obligation or part thereof originally intended to be satisfied, and all Liens, rights and remedies therefor or related thereto, shall be revived and continued in full force and effect as if such payment or payments had not been made or such enforcement or setoff had not occurred.
     10.11. Severability. In case any provision in or obligation hereunder or under any other Credit Documents shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.
     10.12. Obligations Several; Independent Nature of the Lenders’ Rights. The obligations of the Lenders hereunder are several and no Lender shall be responsible for the obligations or Term Loan Commitment of any other Lender hereunder. Nothing contained herein or in any other Credit Documents, and no action taken by the Lenders pursuant hereto or thereto, shall be deemed to constitute the Lenders as a partnership, an association, a Joint Venture or any other kind of entity. The amounts payable at any time hereunder to each Lender shall be a separate and independent debt, and each Lender shall be entitled to protect and enforce its rights arising out hereof and it shall not be necessary for any other Lender to be joined as an additional party in any proceeding for such purpose.
     10.13. Headings. Section headings herein are included herein for convenience of reference only and shall not constitute a part hereof for any other purpose or be given any substantive effect.
     10.14. APPLICABLE LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF.
     10.15. CONSENT TO JURISDICTION. SUBJECT TO CLAUSE (E) OF THE FOLLOWING SENTENCE, ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST ANY PARTY ARISING OUT OF OR RELATING HERETO OR ANY OTHER CREDIT DOCUMENTS, OR ANY OF THE OBLIGATIONS, SHALL BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE, COUNTY AND CITY OF NEW YORK. BY EXECUTING AND DELIVERING THIS AGREEMENT, EACH CREDIT PARTY, FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, IRREVOCABLY (A) ACCEPTS GENERALLY AND UNCONDITIONALLY THE EXCLUSIVE JURISDICTION AND VENUE OF SUCH COURTS (OTHER THAN ANY ACTIONS BY ANY AGENT IN RESPECT OF ANY RIGHTS UNDER THE CANADIAN SECURITY AGREEMENT OR WITH RESPECT TO ANY COLLATERAL SUBJECT THERETO); (B) WAIVES ANY DEFENSE OF FORUM NON CONVENIENS; (C) AGREES THAT SERVICE OF ALL PROCESS IN ANY SUCH PROCEEDING IN ANY SUCH COURT MAY BE MADE BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO THE APPLICABLE CREDIT PARTY AT ITS ADDRESS PROVIDED IN ACCORDANCE WITH SECTION 10.1; (D) AGREES THAT SERVICE AS PROVIDED IN CLAUSE (C) ABOVE IS SUFFICIENT TO CONFER PERSONAL JURISDICTION OVER THE APPLICABLE CREDIT PARTY IN ANY SUCH PROCEEDING IN ANY SUCH COURT, AND OTHERWISE CONSTITUTES EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (E) AGREES THAT AGENTS AND LENDERS RETAIN THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO BRING PROCEEDINGS AGAINST ANY CREDIT PARTY IN THE COURTS OF ANY OTHER JURISDICTION IN CONNECTION WITH THE EXERCISE OF ANY RIGHTS UNDER ANY SECURITY DOCUMENT OR THE ENFORCEMENT OF ANY JUDGMENT.
     10.16. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY AGREES TO WAIVE ITS RESPECTIVE RIGHTS TO A JURY TRIAL OF

ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING HEREUNDER OR UNDER ANY OF THE OTHER CREDIT DOCUMENTS OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS LOAN TRANSACTION OR THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HERETO ACKNOWLEDGES THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THIS WAIVER IN ENTERING INTO THIS AGREEMENT, AND THAT EACH WILL CONTINUE TO RELY ON THIS WAIVER IN ITS RELATED FUTURE DEALINGS. EACH PARTY HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING (OTHER THAN BY A MUTUAL WRITTEN WAIVER SPECIFICALLY REFERRING TO THIS SECTION 10.16 AND EXECUTED BY EACH OF THE PARTIES HERETO), AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS HERETO OR ANY OF THE OTHER CREDIT DOCUMENTS OR TO ANY OTHER DOCUMENTS OR AGREEMENTS RELATING TO THE LOANS MADE HEREUNDER. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.
     10.17. Confidentiality. Each Agent and each Lender shall hold all non-public information regarding Borrower and its Subsidiaries and their businesses identified as such by Borrower and obtained by such Lender pursuant to the requirements hereof in accordance with such Lender’s customary procedures for handling confidential information of such nature, it being understood and agreed by Borrower that, in any event, each Agent and each Lender may make (i) disclosures of such information to Affiliates of such Lender or Agent and to their respective agents and advisors (and to other Persons authorized by a Lender or Agent to organize, present or disseminate such information in connection with disclosures otherwise made in accordance with this Section 10.17), (ii) disclosures of such information reasonably required by any bona fide or potential assignee, transferee or participant in connection with the contemplated assignment, transfer or participation of any Term Loans or any participations therein or by any pledge referred to in Section 10.6(h) or by any direct or indirect contractual counterparties (or the professional advisors thereto) to any swap or derivative transaction relating to Borrower and its obligations (provided, such assignees, transferees, participants, pledgees, counterparties and advisors are advised of and agree to be bound by either the provisions of this Section 10.17 or other provisions at least as restrictive as this Section 10.17), (iii) disclosure to any rating agency when required by it, provided that, prior to any disclosure, such rating agency shall undertake in writing to preserve the confidentiality of any confidential information relating to the Credit Parties received by it from any of the Agents or any Lender, (iv) disclosures in connection with the exercise of any remedies hereunder or under any other Credit Documents and (v) disclosures required or requested by any governmental agency or representative thereof or by the NAIC or pursuant to legal or judicial process; provided, unless specifically prohibited by applicable law or court order, each Lender and each Agent shall make reasonable efforts to notify Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with any examination of the financial condition or other routine examination of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information. In addition, each Agent and each Lender may disclose the existence of this Agreement and the information about this Agreement to market data collectors, similar services providers to the lending industry, and service providers to the Agents and the Lenders in connection with the administration and management of this Agreement and the other Credit Documents.
     10.18. Usury Savings Clause. If any provision of this Agreement or of any of the other Credit Documents would obligate any Credit Party to make any payment of interest or other amount payable to any Agent or any Lender in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by such Agent or such Lender of interest at a criminal rate (as such terms are construed under the Criminal Code (Canada)) or in excess of the Highest Lawful Rate, then, notwithstanding such provisions, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by such Agent or such Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to such Agent or such Lender under Section 2.5, and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to such Agent or such Lender which would constitute “interest” for purposes of Section 347 of the Criminal Code (Canada) or for the purposes of determining the Highest Lawful Rate. Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if an Agent or Lender shall have received an amount in excess of the maximum permitted by that section of the Criminal Code (Canada) or by application of the Highest Lawful Rate, such Credit Party shall be entitled, by notice in writing to such Agent or such Lender, to obtain reimbursement from such Agent or such Lender in an amount equal to such excess and, pending such reimbursement, such amount shall be deemed to be an amount payable by such Agent or such Lender to such Credit Party. Any amount or rate of interest referred to in this Section 10.18 shall be determined in accordance with GAAP as an effective annual rate of interest over the term that the applicable Loan remains outstanding on the assumption that any charges, fees or expenses that fall within the meaning of “interest” (as defined in the Criminal Code (Canada) or for the purposes of determining the Highest Lawful Rate) shall, if they relate to a specific period of time, be pro-rated over that period of time and otherwise be pro-rated over the period from the Closing Date to the Maturity Date and, in the event of a dispute, a certificate of an actuary appointed by Administrative Agent shall be conclusive for the purposes of such determination absent manifest error.
     10.19. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument.

     10.20. Effectiveness. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto and receipt by Borrower and Administrative Agent of written or telephonic notification of such execution and authorization of delivery thereof.
     10.21. Patriot Act. Each Lender and Administrative Agent (for itself and not on behalf of any Lender) hereby notifies Borrower that pursuant to the requirements of the Patriot Act, it may be required to obtain, verify and record information that identifies Borrower, which information includes the name and address of Borrower and other information that will allow such Lender or Administrative Agent, as applicable, to identify Borrower in accordance with the Patriot Act or the PCTFA.
     10.22. Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.
     10.23. No Fiduciary Duty. Each Agent, each Lender and their Affiliates (collectively, solely for purposes of this paragraph, the “Lenders”), may have economic interests that conflict with those of Borrower. Borrower agrees that nothing in the Credit Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Lenders and Borrower, its shareholders or its affiliates. Borrower acknowledges and agrees that (i) the transactions contemplated by the Credit Documents are arm’s-length commercial transactions between the Lenders, on the one hand, and Borrower, on the other, (ii) in connection therewith and with the process leading to such transaction each of the Lenders is acting solely as a principal and not the agent or fiduciary of Borrower, its management, shareholders, creditors or any other person, (iii) no Lender has assumed an advisory or fiduciary responsibility in favor of Borrower with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Lender or any of its affiliates has advised or is currently advising Borrower on other matters) or any other obligation to Borrower except the obligations expressly set forth in the Credit Documents and (iv) Borrower has consulted its own legal and financial advisors to the extent it deemed appropriate. Borrower further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Borrower agrees that it will not claim that any Lender has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to Borrower, in connection with such transaction or the process leading thereto.
     10.24. Joint and Several Liability. Notwithstanding any other provision contained herein or in any other Credit Documents, if a “secured creditor” (as that term is defined under the BIA) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then any Canadian Credit Party’s Obligations (and the Obligations of each other Credit Party with respect thereto), to the extent such Obligations are secured, only shall be several obligations and not joint or joint and several obligations.
     10.25. Limitations Act, 2002. Each of the parties hereto agree that any and all limitation periods provided for in the Limitations Act, 2002 (Ontario), as amended from time to time, shall be excluded from application to the Obligations and any undertaking, covenant, indemnity or other agreement of any Credit Party provided for in any Credit Documents to which it is a party in respect thereof, in each case to fullest extent permitted by such Act.
     10.26. Judgment Currency.
          (a) If, for the purpose of obtaining or enforcing judgment against any Credit Party in any court in any jurisdiction, it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 10.26 referred to as the “Judgment Currency”) an amount due under any Credit Documents in any currency (the “Obligation Currency”) other than the Judgment Currency, the conversion shall be made at the rate of exchange prevailing on the Business Day immediately preceding the date of actual payment of the amount due, in the case of any proceeding in the courts of any jurisdiction that will give effect to such conversion being made on such date, or the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the applicable date as of which such conversion is made pursuant to this Section 10.26 being hereinafter in this Section 10.26 referred to as the “Judgment Conversion Date”).
          (b) If, in the case of any proceeding in the court of any such other jurisdiction referred to in Section 10.26(a), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual receipt for value of the amount due, the applicable Credit Party or Parties shall pay such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount actually received in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Obligation Currency which could have been purchased with the amount of the Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date. Any amount due from any Credit Party under this Section 10.26(b) shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of any of the Credit Documents.
     The term “rate of exchange” in this Section 10.26 means the rate of exchange at which Administrative Agent, on the relevant date at or about 12:00 noon (New York time), would be prepared to sell, in accordance with Administrative Agent’s normal course foreign currency exchange practices, the Obligation Currency against the Judgment Currency.
     10.27. No Strict Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other Credit Documents. In the event an ambiguity or question of intent or interpretation arises, this Agreement and each of the other Credit Documents shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any other Credit Documents.

     10.28. Day Not A Business Day. In the event that any day on or before which any action, calculation, determination or allocation is required to be taken hereunder is not a Business Day, then such action, calculation, determination or allocation shall be required to be taken at the requisite time on or before the first succeeding day that is a Business Day thereafter, unless such day is in the next calendar month, in which case such action, calculation, determination or allocation shall be required to be taken at the requisite time on the first preceding day that is a Business Day.
     10.29. Time. Time is of the essence in all respects hereof.
[Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen

Name: Robert Allen
Title: Chief Financial Officer

AINSWORTH ENGINEERED CORP.

By:	/s/ Robert Allen

Name: Robert Allen
Title: Chief Financial Officer

AINSWORTH ENGINEERED CANADA LIMITED PARTNERSHIP by its General Partner, AINSWORTH LUMBER CO. LTD.

By:	/s/ Robert Allen

Name: Robert Allen Title: Chief Financial Officer

AINSWORTH ENGINEERED (USA) LLC

By:	/s/ Robert Allen

Name: Robert Allen
Title: Treasurer

AINSWORTH CORP.

By:	/s/ Robert Allen

Name: Robert Allen
Title: Chief Financial Officer and Teasurer
     Signature Page to Credit Agreement

GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Syndication Agent

By:	/s/ Bruce Mendelsohn

Authorized Signatory

BRUCE H. MENDELSOHN
AUTHORIZED SIGNATORY
     Signature Page to Credit Agreement

GOLDMAN SACHS CREDIT PARTNERS L.P.,
as Administrative Agent, Collateral Agent, and a Lender

By:	/s/ Bruce Mendelsohn

Name: BRUCE H. MENDELSOHN
Title: AUTHORIZED SIGNATORY
     Signature Page to Credit Agreement

APPENDIX A-1
TO CREDIT AND GUARANTY AGREEMENT
Term Loan Commitments

		Pro
Lender	Term Loan Commitment	Rata Share
Goldman Sachs Credit Partners L.P.	$102,637,239.32	100.0%
Total	$102,637,239.32	100.0%
APPENDIX A-1-1

APPENDIX B
TO CREDIT AND GUARANTY AGREEMENT
Notice Addresses
AINSWORTH LUMBER CO. LTD:
3194 Bentall IV
1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1L3
Attention: Chief Financial Officer
Facsimile: 604-661-3201
in each case, with a copy to:
AINSWORTH ENGINEERED (USA), LLC
502 Country Road 63,
Grand Rapids, Minnesota 55744
USA
Attention: Treasurer
Facsimile: 218-327-3635
APPENDIX B-2

GOLDMAN SACHS CREDIT PARTNERS L.P.,
Administrative Agent’s Principal Office and as Lender:
Goldman Sachs Credit Partners L.P.
c/o Goldman, Sachs & Co.
30 Hudson Street, 17th Floor
Jersey City, NJ 07302
Attention: SBD Operations
Attention:  Pedro Ramirez
Telecopier:  (212) 357-4597
Email and for delivery of final financial statements for posting: gsd.link@gs.com with a copy to:
Goldman Sachs Credit Partners L.P.
1 New York Plaza
New York, New York  10004
Attention:  Rob Schatzman
Telecopier:  (212) 902-3000
APPENDIX B-3